Manulife

Third Quarter

Report to Shareholders

Three and nine months ended

September 30, 2020

Manulife Financial Corporation

Manulife reports 3Q20 net income of $2.1 billion, core earnings of $1.5 billion, APE sales of $1.4 billion, and a strong LICAT capital ratio of 155%
Today, Manulife announced its 3Q20 results. Key highlights include:
◾	Net income attributed to shareholders of $2.1 billion in 3Q20, up $1.3 billion from 3Q19
◾	Core earnings[1] of $1.5 billion in 3Q20, down 6%[2] from 3Q19
◾	Strong LICAT ratio[3] of 155%
◾	Core ROE[1] of 11.4% and ROE of 16.4% in 3Q20
◾	NBV[1] of $460 million in 3Q20, down 14% from 3Q19
◾	APE sales[1] of $1.4 billion in 3Q20, down 2% from 3Q19
◾	Global WAM net outflows[1] of $2.2 billion in 3Q20 compared with net outflows of $4.4 billion in 3Q19
◾	The impact to net income of the annual actuarial review was a net charge of $198 million
“While the COVID-19 pandemic continues to disrupt economies worldwide, the overall demand for our products was robust. Our strong digital capabilities have enabled us to fulfill customers’ insurance and wealth management needs across all of our markets globally. The global diversity of our franchise, strength of our offerings, and quality of our distribution capabilities were evident in Manulife’s third quarter APE sales, which were down only 2% from the prior year quarter, despite the challenging environment. In addition, we delivered core earnings of $1.5 billion and net income of $2.1 billion for the quarter, which reflects the resilience of our business,” said Manulife President & Chief Executive Officer Roy Gori.
“I am confident that Manulife is well positioned to navigate the challenges of the current environment. Our balance sheet and capital levels are strong and we continue to execute on our five priorities.4 We’ve made significant progress on our portfolio optimization and expense efficiency objectives, whilst accelerating growth in our highest potential businesses, notably Asia and Global WAM. Our efforts to enhance our digital capabilities over the last few years have enabled us to pivot quickly in the current environment, and position us well to serve our customers in a more digitally enabled world,” added Mr. Gori.
Phil Witherington, Chief Financial Officer, said, “Our LICAT ratio of 155% is strong and we continue to have substantial financial flexibility. We released over $450 million of incremental capital during the quarter by executing a reinsurance agreement in the U.S., bringing the cumulative capital benefits released from our legacy businesses through portfolio optimization activities to $5.8 billion since 2018.”
“Expense discipline continues to be a strategic priority and we reduced core general expenses5 by 5% compared with the prior year quarter. Furthermore, the core EBITDA margin1 in our Global WAM business exceeded 30% this quarter, which reflects our scale and commitment to expense efficiency,” added Mr. Witherington.
BUSINESS HIGHLIGHTS:
We continued to make progress on our portfolio optimization initiative by executing an agreement with Global Atlantic Financial Group to reinsure approximately $3.4 billion of policy liabilities related to John Hancock’s legacy U.S. Bank-Owned Life Insurance business. John Hancock has retained administration of the policies. The transaction closed on September 30, 2020, released $465 million in capital, and generated a gain of $262 million that was reported outside of core earnings in 3Q20.
In 3Q20, we continued to extend our product and distribution reach to fulfill the financial health and well-being needs of our customers. In Asia, we sold our first policy in Myanmar, a digitally savvy market with one of the lowest insurance penetration rates in Asia. In Vietnam, we entered into a partnership with Cong Dong Bau, a community with more than 5 million members that improves access to financial advice and solutions for expectant and new mothers. In Canada, we launched a new travel insurance product that covers emergency medical costs and trip interruption expenses from COVID-19 and related conditions. We further enhanced our Group Benefits product offering with the introduction of Health by Design, a proactive approach using the latest science, technology and predictive analytics to help each member with their unique health journey. In the U.S., we continued to make progress on our objective of transforming the experience of owning life insurance for our customers.

[1]
Core earnings, core return on common shareholders’ equity (“core ROE”), new business value (“NBV”), annualized premium equivalent (“APE”) sales and net flows are non-GAAP measures. See “Performance and Non-GAAP Measures” below and in our Third Quarter 2020 Management’s Discussion and Analysis (“3Q20 MD&A”) for additional information.

[2]
All percentage growth / declines in financial metrics in this news release are reported on a constant exchange rate basis. Constant exchange rate basis excludes the impact of currency fluctuations and is a non-GAAP measure. See “Performance and Non-GAAP Measures” below and in our 3Q20 MD&A for additional information.

[3]	Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”).
[4]
Our strategic priorities include Portfolio Optimization, Expense Efficiency, Accelerate Growth, Digital Customer Leader and High Performing Team. For more information, please refer to “Strategic priorities progress update” in our 2019 Annual Report.

[5]	Core general expenses and core EBITDA margin are non-GAAP measures. See “Performance and Non-GAAP Measures” below and in our 3Q20 MD&A for additional information.

Manulife Financial Corporation - Third Quarter 2020

We announced a strategic collaboration with Amazon which adds the Halo wellness band to the devices supported by John Hancock’s Vitality Program. In Global WAM, we continued to earn top scores on the United Nations-supported Principles for Responsible Investment (“PRI”) annual assessment report for integrating environmental, social, and governance (“ESG”) considerations into our investment practices across a range of asset classes.1 In addition, Manulife Investment Management was also recognized in the PRI Leaders' Group 2020, a 10-year initiative honouring signatories at the cutting edge of responsible investment. This year, 36 signatories, including Manulife Investment Management, were recognized for demonstrating responsible investment excellence in climate reporting throughout their organizations and portfolios. Finally, in Canada we accelerated our Retail wealth digital transformation by launching several online tools and automations that make account maintenance, accessing forms and statements easier for advisors to service their customers.

FINANCIAL HIGHLIGHTS:
	Quarterly Results		YTD Results
($ millions, unless otherwise stated)	3Q20	3Q19	2020	2019
Profitability:
Net income attributed to shareholders	$2,068	$723	$4,091	$4,374
Core earnings(1)	$1,453	$1,527	$4,042	$4,527
Diluted earnings per common share ($)	$1.04	$0.35	$2.04	$2.16
Diluted core earnings per common share ($)(1)	$0.73	$0.76	$2.01	$2.24
Return on common shareholders’ equity (“ROE”)	16.4%	5.9%	10.8%	12.8%
Core ROE(1)	11.4%	13.0%	10.6%	13.3%
Expense efficiency ratio(1)	51.2%	51.4%	52.9%	51.2%
Performance:
Asia new business value	$365	$430	$1,019	$1,205
Canada new business value	$67	$51	$190	$178
U.S. new business value	$28	$45	$104	$141
Total new business value(1)	$460	$526	$1,313	$1,524
Asia APE sales	$1,005	$1,052	$2,873	$3,303
Canada APE sales	$289	$235	$903	$786
U.S. APE sales	$136	$156	$431	$453
Total APE sales(1)	$1,430	$1,443	$4,207	$4,542
Global Wealth and Asset Management net flows ($ billions)(1)	$(2.2)	$(4.4)	$6.1	$(5.8)
Global Wealth and Asset Management gross flows ($ billions)(1)	$27.5	$28.0	$98.7	$81.3
Global Wealth and Asset Management assets under management and administration ($ billions)(1)	$715.4	$659.2	$715.4	$659.2
Financial Strength:
MLI’s LICAT ratio	155%	146%	155%	146%
Financial leverage ratio	26.7%	26.1%	26.7%	26.1%
Book value per common share ($)	$25.49	$23.51	$25.49	$23.51
Book value per common share excluding AOCI ($)	$21.13	$19.60	$21.13	$19.60
(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below and in our 3Q20 MD&A for additional information.
PROFITABILITY:
Reported net income attributed to shareholders of $2.1 billion in 3Q20, up $1.3 billion from 3Q19
The increase was driven by gains from investment-related experience compared with losses in the prior year quarter, gains from the direct impact of equity markets and interest rates and variable annuity guarantee liabilities (compared with losses in the prior year quarter, which included a $0.5 billion charge related to updated Ultimate Reinvestment Rate assumptions issued by the Canadian Actuarial Standards Board), and the impact of a reinsurance transaction to improve the capital efficiency of our legacy business, partially offset by a $198 million charge from the annual review of actuarial methods and assumptions. Investment-related experience in 3Q20 reflected the favourable impact of fixed income reinvestment activities and higher-than-expected returns (including fair value changes) on our alternative long-duration assets driven primarily by fair value gains on private equities.

[1]	A+ awarded for strategy and governance, listed equity incorporation, and fixed-income Sovereign, Supranational, and Agency modules.

Manulife Financial Corporation - Third Quarter 2020

Delivered core earnings of $1.5 billion in 3Q20, a decrease of 6% compared with 3Q19
The decrease in core earnings in 3Q20 compared with 3Q19 reflects the absence of core investment gains1 in the quarter (compared with gains in the prior year quarter), lower investment income in Corporate and Other, unfavourable policyholder experience in our Canadian insurance businesses, and lower new business volumes as a result of COVID-19. These items were partially offset by the impact of in-force business growth, favourable product mix in Hong Kong and Asia Other2, and average AUMA growth in Global WAM.
ANNUAL REVIEW OF ACTUARIAL METHODS AND ASSUMPTIONS:
We completed our annual review of actuarial methods and assumptions, resulting in a net charge to net income attributed to shareholders of $198 million, which was consistent with the previously disclosed estimate. Assumptions reviewed this year included lapse assumptions for Canada and Japan life insurance, certain mortality and morbidity assumptions in all insurance segments, a complete review of our Canada variable annuities assumptions, as well as certain methodology refinements.
BUSINESS PERFORMANCE:
New business value (“NBV”) of $460 million in 3Q20, a decrease of 14% compared with 3Q19
In Asia, NBV of $365 million was down 16% compared with the prior year quarter, primarily driven by lower APE sales and a decline in interest rates in Hong Kong. In Canada, NBV of $67 million was up 31% from 3Q19, primarily due to higher sales volumes in large-case group insurance. In the U.S., NBV of $28 million was down 38% compared with the prior year quarter, primarily driven by lower international universal life sales due to COVID-19.
Annualized premium equivalent (“APE”) sales of $1.4 billion in 3Q20, a decrease of 2% compared with 3Q19
In Asia, APE sales decreased 6% compared with the prior year quarter as growth in Japan and Asia Other was more than offset by lower sales in Hong Kong. Hong Kong APE sales decreased 26% driven by the adverse impact of COVID-19, a decrease in sales to mainland Chinese visitors, as well as strong prior year quarter sales of our Voluntary Health Insurance Scheme and Qualifying Deferred Annuity Policy products. Japan APE sales increased 9% as we gained traction in the corporate-owned life insurance (“COLI”) market following the launch of our re-designed COLI product in 3Q19, partially offset by the adverse impact of COVID-19. Asia Other APE sales increased 3% driven by higher agency sales, partially offset by lower bancassurance sales due to restricted activities in bank branches and temporary bank closures. In Canada, APE sales increased 23% primarily driven by higher large-case group insurance sales, partially offset by lower individual insurance sales due to the adverse impact of COVID-19. In the U.S., APE sales declined 14% compared with the prior year quarter largely due to the adverse impacts of COVID-19. In addition, lower international universal life, domestic protection universal life, and variable universal life sales were partially offset by higher domestic indexed universal life and term life sales.
Reported Global Wealth and Asset Management net outflows of $2.2 billion in 3Q20, compared with 3Q19 net outflows of $4.4 billion
Net inflows in Asia were $1.1 billion in 3Q20, compared with net inflows of $2.3 billion in 3Q19, driven by higher retail redemptions in mainland China. Net inflows in Canada were $1.2 billion in 3Q20 compared with net outflows of $6.9 billion in 3Q19, driven by the non-recurrence of an $8.5 billion redemption in Institutional Asset Management. Net outflows in the U.S. were $4.5 billion in 3Q20 compared with net inflows of $0.1 billion in 3Q19, driven by a $5.0 billion redemption of an equity mandate in Institutional Asset Management, coupled with lower plan sales and recurring deposits, as well as higher member withdrawals in Retirement.

[1]	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below and in our 3Q20 MD&A for additional information.
[2]	Asia Other excludes Hong Kong and Japan.
Manulife Financial Corporation - Third Quarter 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS
This Management’s Discussion and Analysis (“MD&A”) is current as of November 11, 2020, unless otherwise noted. This MD&A should be read in conjunction with our unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2020 and the MD&A and audited Consolidated Financial Statements contained in our 2019 Annual Report.
For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our 2019 Annual Information Form, “Risk Management”, “Risk Factors” and “Critical Actuarial and Accounting Policies” in the MD&A in our 2019 Annual Report and the “Risk Management” note to the Consolidated Financial Statements in our most recent annual and interim reports.
In this MD&A, the terms “Company”, “Manulife”, “we” and “our” mean Manulife Financial Corporation (“MFC”) and its subsidiaries. All amounts are reported in Canadian dollars, unless otherwise indicated.
Contents

A. TOTAL COMPANY PERFORMANCE
1. Profitability
2. Business Performance
3. Financial strength
4. Revenue
5. Assets under management and administration
6. Impact of fair value accounting
7. Impact of foreign currency exchange rates
8. Business highlights
B. PERFORMANCE BY SEGMENT
1. Asia
2. Canada
3. U.S.
4. Global Wealth and Asset Management
5. Corporate and Other

C. RISK MANAGEMENT AND RISK FACTORS UPDATE
1. Variable annuity and segregated fund guarantees
2. Caution related to sensitivities
3. Publicly traded equity performance risk
4. Interest rate and spread risk sensitivities and exposure measures
5. Alternative long-duration asset performance risk
6. Credit risk exposure measures
7. Risk factors - Pandemic risk and potential implications of COVID-19
8. Risk Factors - Global outlook and economic uncertainties
D. CRITICAL ACTUARIAL AND ACCOUNTING POLICIES
1. Critical actuarial and accounting policies
2. Actuarial methods and assumptions
3. Sensitivity of policy liabilities to asset related assumptions
4. Accounting and reporting changes
E. OTHER
1. Outstanding shares - selected information
2. Legal and regulatory proceedings
3. Performance and non-GAAP measures
4. Caution regarding forward-looking statements
5. Quarterly financial information
6. Other

Manulife Financial Corporation - Third Quarter 2020

A TOTAL COMPANY PERFORMANCE
A1 Profitability
	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	3Q20	2Q20	3Q19	2020	2019
Net income attributed to shareholders	$2,068	$727	$723	$4,091	$4,374
Core earnings(1)	$1,453	$1,561	$1,527	$4,042	$4,527
Diluted earnings per common share ($)	$1.04	$0.35	$0.35	$2.04	$2.16
Diluted core earnings per common share ($)(1)	$0.73	$0.78	$0.76	$2.01	$2.24
Return on common shareholders’ equity (“ROE”)	16.4%	5.5%	5.9%	10.8%	12.8%
Core ROE(1)	11.4%	12.2%	13.0%	10.6%	13.3%
Expense efficiency ratio(1)	51.2%	48.9%	51.4%	52.9%	51.2%
(1)	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.
Quarterly profitability
Manulife’s net income attributed to shareholders was $2,068 million in the third quarter of 2020 (“3Q20”) compared with $723 million in the third quarter of 2019 (“3Q19”). Net income attributed to shareholders is comprised of core earnings1 (consisting of items we believe reflect the underlying earnings capacity of the business), which amounted to $1,453 million in 3Q20 compared with $1,527 million in 3Q19, and items excluded from core earnings, which amounted to a net gain of $615 million in 3Q20 compared with a net charge of $804 million in 3Q19. The effective tax rate on net income attributed to shareholders in 3Q20 was in-line with 3Q19 at 15%.
Net income attributed to shareholders increased $1.3 billion compared with 3Q19. The increase was driven by gains from investment-related experience (compared with losses in the prior year quarter), gains from the direct impact of equity markets and interest rates and variable annuity guarantee liabilities (compared with losses in the prior year quarter, which included a $0.5 billion charge related to updated Ultimate Reinvestment Rate ("URR") assumptions issued by the Canadian Actuarial Standards Board), and the impact of a reinsurance transaction to improve the capital efficiency of our legacy business, partially offset by a $198 million charge from the annual review of actuarial methods and assumptions. Investment-related experience in 3Q20 reflected the favourable impact of fixed income reinvestment activities and higher-than-expected returns (including fair value changes) on our alternative long-duration assets (“ALDA”) driven primarily by fair value gains on private equities.
Core earnings decreased $74 million or 6% compared with 3Q19.2 The decrease in core earnings in 3Q20 compared with 3Q19 reflects the absence of core investment gains1 in the quarter (compared with gains in the prior year quarter), lower investment income in Corporate and Other, unfavourable policyholder experience in our Canadian insurance businesses, and lower new business volumes as a result of COVID-19. These items were partially offset by the impact of in-force business growth, favourable product mix in Hong Kong and Asia Other3, and average AUMA growth in Global Wealth and Asset Management ("Global WAM"). Core earnings in 3Q20 included net policyholder experience losses of $25 million ($38 million pre-tax) compared with gains of $21 million ($14 million pre-tax) in 3Q19.4 Actions to improve the capital efficiency of our legacy businesses resulted in $5 million lower core earnings in 3Q20 compared with 3Q19.
The components of the items excluded from core earnings are outlined in the table below and the annual review of actuarial methods and assumptions is discussed in section D2 “Actuarial methods and assumptions” below.
Year-to-date profitability
Net income attributed to shareholders for the 9 months ended September 30, 2020 was $4,091 million compared with $4,374 million for the 9 months ended September 30, 2019. Year-to-date core earnings amounted to $4,042 million in 2020 compared with $4,527 million in the same period of 2019, and items excluded from year-to-date core earnings amounted to a net gain of $49 million in 2020 compared with a net charge of $153 million in the same period of 2019. The effective tax rate on year-to-date net income attributed to shareholders was 19% compared with 14% for the same period in 2019, reflecting differences in the jurisdictional mix of pre-tax profits and losses in these periods.

[1]	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.

[2]
Percentage growth / declines in core earnings, core general expenses, pre-tax core earnings, APE sales, gross flows, net flows, NBV, assets under management and administration, assets under management, core EBITDA and Global Wealth and Asset Management revenue are stated on a constant exchange rate basis. Constant exchange rate basis is a non-GAAP measure. See “Performance and non-GAAP measures” below.

[3]	Asia Other excludes Japan and Hong Kong.

[4]
Policyholder experience includes gains of $13 million post-tax in 3Q20 (3Q19 – gains of $42 million post-tax) from the release of margins on medical policies in Hong Kong that have lapsed for customers who have opted to change their existing policies to the new Voluntary Health Insurance Scheme (“VHIS”) products. These gains did not have a material impact on core earnings as they were mostly offset by new business strain.

Manulife Financial Corporation - Third Quarter 2020

The decrease of $283 million in year-to-date net income attributed to shareholders in 2020 compared with 2019 reflects a reduction in core earnings of $485 million and a net gain of $49 million in items excluded from core earnings in 2020 compared with a net charge in items excluded from core earnings of $153 million in 2019.
The $485 million or 12% reduction in year-to-date core earnings compared with the same period of 2019 was driven by the absence of core investment gains (compared with a $300 million gain in the same period of 2019), lower investment income in Corporate and Other, including the less favourable impact of markets on seed money investments in segregated funds and mutual funds and net losses on available-for-sale (“AFS”) equities in 2020 (compared with net gains in 2019), and lower new business volumes, including lower levels of activity as a result of COVID-19. This was partially offset by favourable policyholder experience, the impact of in-force business growth and average AUMA growth in Global WAM. Year-to-date net policyholder experience gains were $110 million ($114 million pre-tax) in 2020 compared with gains of $6 million (charge of $17 million pre-tax) in the same period of 2019.1 Actions to improve the capital efficiency of our legacy businesses resulted in $31 million lower core earnings in year-to-date 2020 compared with 2019.
Core earnings by segment and the items excluded from core earnings are outlined in the tables below. On a year-to-date basis, the items excluded from core earnings were a net gain of $49 million in 2020 consisting of a net gain from the direct impact of markets, reinsurance transactions and tax related items, partially offset by a net charge from investment-related experience and change in actuarial methods and assumptions.
Core earnings by segment and components of items excluded from core earnings
Core Earnings by Segment(1)	Quarterly Results			YTD Results
($ millions, unaudited)	3Q20	2Q20	3Q19	2020	2019
Asia	$559	$489	$520	$1,539	$1,511
Canada	279	342	318	858	913
U.S.	498	602	471	1,516	1,387
Global Wealth and Asset Management	308	238	281	796	756
Corporate and Other (excluding core investment gains)	(191)	(110)	(163)	(667)	(340)
Core investment gains(1),(2)	-	-	100	-	300
Total core earnings	$1,453	$1,561	$1,527	$4,042	$4,527
(1)	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.
(2)
As outlined in our definition of core earnings in section E3: Up to $400 million of net favourable investment-related experience will be reported in core earnings in a single year, which are referred to as “core investment gains”. This means up to $100 million in the first quarter, up to $200 million on a year-to-date basis in the second quarter, up to $300 million on a year-to-date basis in the third quarter and up to $400 million on a full year basis in the fourth quarter. Any investment-related experience losses reported in a quarter will be offset against the net year-to-date investment-related experience gains with the difference being included in core earnings subject to a maximum of the year-to-date core investment gains and a minimum of zero, which reflects our expectation that investment-related experience will be positive through-the-business cycle.

[1]
Year-to-date policyholder experience includes gains of $47 million post-tax in 2020 (2019 – gains of $63 million post-tax) from the release of margins on medical policies in Hong Kong that have lapsed for customers who have opted to change their existing policies to the new VHIS products. These gains did not have a material impact on year-to-date core earnings as they were mostly offset by new business strain.

Manulife Financial Corporation - Third Quarter 2020

Items excluded from core earnings	Quarterly Results			YTD Results
($ millions, unaudited)	3Q20	2Q20	3Q19	2020	2019
Investment-related experience outside of core earnings(1)	$147	$(916)	$(289)	$(1,377)	$184
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities(2)	390	73	(494)	1,255	(389)
Direct impact of equity markets and variable annuity guarantee liabilities	162	568	(38)	(579)	331
Fixed income reinvestment rates assumed in the valuation of policy liabilities	142	(1,995)	(213)	(169)	(547)
Sale of AFS bonds and, impact of derivative positions in the Corporate and Other segment	86	1,500	257	2,003	327
Changes to the ultimate reinvestment rate	-	-	(500)	-	(500)
Change in actuarial methods and assumptions(3)	(198)	-	(21)	(198)	(21)
Reinsurance transactions(4)	276	9	-	297	115
Tax related items and other	-	-	-	72	(42)
Items excluded from core earnings	$615	$(834)	$(804)	$49	$(153)
(1)
Total investment-related experience in 3Q20 was a net gain of $147 million, compared with a net charge of $189 million in 3Q19, and in accordance with our definition of core earnings, we included no investment-related experience gains in core earnings and a $147 million gain in items excluded from core earnings in 3Q20 (gains of $100 million and a charge of $289 million, respectively, in 3Q19). Investment-related experience gains in 3Q20 reflected the favourable impact of fixed income reinvestment activities and higher-than-expected returns (including fair value changes) on alternative long-duration assets (“ALDA”) primarily driven by fair value gains on private equity, partially offset by modest credit losses and the estimated impact of the sale of NAL Resources Limited (“NAL”), a wholly-owned oil & gas subsidiary, to Whitecap Resources Inc. which is expected to close on January 4, 2021. Under the arrangement, we will receive publicly traded shares in Whitecap Resources Inc. in exchange for all of the issued and outstanding shares of NAL. Investment-related experience charges in 3Q19 reflected lower-than-expected returns (including fair value changes) on ALDA partially offset by favourable credit experience.

(2)
The direct impact of markets was a net gain of $390 million in 3Q20 driven by strong equity market performance, higher fixed income reinvestment rates and gains on the sale of available-for-sale (“AFS”) bonds. The gain from fixed income reinvestment rates reflected nonparallel movement in swap spreads, partially offset by narrowing corporate spreads, primarily in the U.S. The direct impact of markets was a net charge of $494 million in 3Q19 and included a $500 million charge related to changes to the URR. In July 2019, the Canadian Actuarial Standards Board (“ASB”) issued new assumptions with reductions to the URR and updates to the calibration criteria for stochastic risk-free rates. The updated standard included a reduction of 15 basis points in the URR and a corresponding change to stochastic risk-free rate modeling and was effective October 15, 2019. The long-term URR for risk-free rates in Canada is prescribed at 3.05% and we use the same assumption for the U.S. Our assumption for Japan is 1.6%. The ASB is currently conducting another review of the URR with any changes expected to be announced and implemented in 2021. The 3Q19 charges related to fixed income reinvestment rates was offset by gains on the sale of AFS bonds. The charges for fixed income reinvestment rates related to changes in the yield curve and the second order impact of changes in actuarial methods and assumptions.

(3)	Refer to section D2 “Actuarial methods and assumptions” below for detail.
(4)	In 3Q20, reinsurance transactions in the U.S., Asia and Canada contributed gains of $262 million, $8 million and $6 million, respectively.
The expense efficiency ratio1 was 51.2% for 3Q20, compared with 51.4% in 3Q19. The 0.2 percentage point improvement in the ratio compared with 3Q19 was driven by a reduction in general expenses included in core earnings (“core general expenses”)1 of 5%, partially offset by a 4% decline in pre-tax core earnings.1 The reduction in core general expenses reflects the results of our efficiency programs, as well as temporary reductions in discretionary and distribution spending.
On a year-to-date basis, the expense efficiency ratio was 52.9% in 2020 compared with 51.2% in 2019. The 1.7 percentage point increase in the ratio compared with 2019 was driven by a 10% decline in year-to-date pre-tax core earnings, partially offset by 3% lower year-to-date core general expenses.

[1]	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.
Manulife Financial Corporation - Third Quarter 2020

A2 Business Performance(1)
	Quarterly Results			YTD Results
($ millions, unaudited)	3Q20	2Q20	3Q19	2020	2019
Asia APE sales	$1,005	$784	$1,052	$2,873	$3,303
Canada APE sales	$289	$238	$235	$903	$786
U.S. APE sales	$136	$154	$156	$431	$453
Total APE sales	$1,430	$1,176	$1,443	$4,207	$4,542
Asia new business value	$365	$298	$430	$1,019	$1,205
Canada new business value	$67	$46	$51	$190	$178
U.S. new business value	$28	$40	$45	$104	$141
Total new business value	$460	$384	$526	$1,313	$1,524
Global Wealth and Asset Management net flows ($ billions)	$(2.2)	$5.1	$(4.4)	$6.1	$(5.8)
Global Wealth and Asset Management gross flows ($ billions)	$27.5	$33.1	$28.0	$98.7	$81.3
Global Wealth and Asset Management assets under management and administration ($ billions)	$715.4	$696.9	$659.2	$715.4	$659.2

(1)	These items are non-GAAP measures. See “Performance and non-GAAP measures” below.
Annualized premium equivalent (“APE”) sales1 were $1.4 billion in 3Q20, a decrease of 2% compared with 3Q19. In Asia, APE sales decreased 6% compared with 3Q19 as growth in Japan and Asia Other was more than offset by lower sales in Hong Kong. Hong Kong APE sales decreased 26% compared with 3Q19 driven by the adverse impact of COVID-19, a decrease in sales to mainland Chinese visitors, as well as strong prior year quarter sales of our Voluntary Health Insurance Scheme (“VHIS”) and Qualifying Deferred Annuity Policy (“QDAP”) products. Japan APE sales increased 9% compared with 3Q19 as we gained traction in the corporate-owned life insurance (“COLI”) market following the launch of our re-designed COLI product in 3Q19, partially offset by the adverse impact of COVID-19. Asia Other APE sales increased 3% compared with 3Q19 driven by higher agency sales, partially offset by lower bancassurance sales due to restricted activities in bank branches and temporary bank closures. In Canada, APE sales increased 23% compared with 3Q19 primarily driven by higher large-case group insurance sales, partially offset by lower individual insurance sales due to the adverse impact of COVID-19. In the U.S., APE sales declined 14% compared with 3Q19 largely due to the adverse impacts of COVID-19. In addition, lower international universal life, domestic protection universal life, and variable universal life sales were partially offset by higher domestic indexed universal life and term life sales.
Year-to-date APE sales of $4.2 billion in 2020 were 9% lower than the same period of 2019, driven by lower sales in Asia and the U.S. partially offset by higher sales in Canada.
New business value (“NBV”)1 was $460 million in 3Q20, a decrease of 14% compared with 3Q19. In Asia, NBV of $365 million was down 16% compared with 3Q19, primarily driven by lower APE sales and a decline in interest rates in Hong Kong. In Canada, NBV of $67 million was up 31% compared with 3Q19, primarily due to higher sales volumes in large-case group insurance. In the U.S., NBV of $28 million was down 38% compared with 3Q19, primarily driven by lower international universal life sales due to COVID-19.
Year-to-date NBV was $1.3 billion in 2020, a decrease of 15% compared with the same period of 2019 largely due to lower NBV in Japan as a result of lower APE sales and an unfavourable business mix.
Global Wealth and Asset Management (“Global WAM”) reported net outflows1 of $2.2 billion in 3Q20 compared with net outflows of $4.4 billion in 3Q19. Net inflows in Asia were $1.1 billion in 3Q20, compared with net inflows of $2.3 billion in 3Q19, driven by higher retail redemptions in mainland China. Net inflows in Canada were $1.2 billion in 3Q20 compared with net outflows of $6.9 billion in 3Q19, driven by the non-recurrence of an $8.5 billion redemption in Institutional Asset Management. Net outflows in the U.S. were $4.5 billion in 3Q20 compared with net inflows of $0.1 billion in 3Q19, driven by a $5.0 billion redemption of an equity mandate in Institutional Asset Management, coupled with lower plan sales and recurring deposits, as well as higher member withdrawals in Retirement.
Year-to-date net inflows were $6.1 billion in 2020, compared with net outflows of $5.8 billion in the same period of 2019, primarily driven by institutional asset management from the non-recurrence of an $8.5 billion redemption in 3Q19 noted above and the funding of a $6.9 billion mandate from a new client in Canada in the second quarter of 2020 (“2Q20”) partially offset by the above-noted $5.0 billion redemption of an equity mandate in the U.S. in 3Q20.

[1]	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.
Manulife Financial Corporation - Third Quarter 2020

A3 Financial strength
	Quarterly Results			YTD Results
(unaudited)	3Q20	2Q20	3Q19	2020	2019
MLI’s LICAT ratio	155%	155%	146%	155%	146%
Financial leverage ratio	26.7%	26.0%	26.1%	26.7%	26.1%
Total consolidated capital ($ billions)(1)	$62.1	$61.8	$59.1	$62.1	$59.1
Book value per common share ($)	$25.49	$25.14	$23.51	$25.49	$23.51
Book value per common share excluding AOCI ($)	$21.13	$20.36	$19.60	$21.13	$19.60

(1)	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.
The Life Insurance Capital Adequacy Test (“LICAT”) ratio for The Manufacturers Life Insurance Company (“MLI”) as at September 30, 2020 was 155%, unchanged from June 30, 2020. The impacts of a net capital issuance and reinsurance of a block of U.S. Bank-Owned Life Insurance (“BOLI”) business were offset mainly by the overall movement in markets and the capital impact of investment activities.
MFC’s LICAT ratio was 141% as at September 30, 2020, compared with 143% as at June 30, 2020. The difference between the MLI and MFC ratios as at September 30, 2020 was largely due to the $6.5 billion of MFC senior debt outstanding that does not qualify as available capital at the MFC level but, based on the form it was down-streamed to MLI, it qualifies as regulatory capital at the MLI level.
MFC’s financial leverage ratio as at September 30, 2020 was 26.7%, an increase of 0.7 percentage points from 26.0% as at June 30, 2020. The increase in the ratio was driven by net issuance of U.S. dollar denominated debt (US$655 million net) and the unfavourable impact of a stronger Canadian dollar, partially offset by an increase in retained earnings in the quarter.
MFC’s total consolidated capital1 was $62.1 billion as at September 30, 2020, an increase of $4.7 billion compared with $57.4 billion as at December 31, 2019. The increase was primarily driven by growth in retained earnings, the impact of a weaker Canadian dollar, an increase in the unrealized gain balance of AFS debt securities and the net issuance of subordinated debt.
Book value per common share as at September 30, 2020 was $25.49, an increase of 10% compared with $23.25 as at December 31, 2019. Book value per common share excluding accumulated other comprehensive income (“AOCI”) was $21.13 as at September 30, 2020, an increase of 6% compared with $19.94 as at December 31, 2019. Common shareholders’ equity increased for similar reasons as outlined above. The number of common shares outstanding was 1,940 million as at September 30, 2020 and was 1,949 million as at December 31, 2019.
A4 Revenue
	Quarterly Results			YTD Results
($ millions, unaudited)	3Q20	2Q20	3Q19	2020	2019
Gross premiums	$10,376	$9,538	$10,508	$30,639	$30,524
Premiums ceded to reinsurers	(4,370)	(1,305)	(1,173)	(7,045)	(4,184)
Net premium income	6,006	8,233	9,335	23,594	26,340
Investment income	3,521	5,262	3,932	12,067	11,389
Other revenue	2,749	2,365	2,770	8,094	7,966
Revenue before realized and unrealized investment gains and losses	12,276	15,860	16,037	43,755	45,695
Realized and unrealized gains and losses on assets supporting insurance and investment contract liabilities and on the macro hedge program	1,100	11,626	6,592	17,284	22,703
Total revenue	$13,376	$27,486	$22,629	$61,039	$68,398
Total revenue in 3Q20 was $13.4 billion compared with $22.6 billion in 3Q19. The amount of revenue reported in any fiscal period can be significantly affected by fair value accounting, which can materially impact the reported realized and unrealized investment gains or losses on assets supporting insurance and investment contract liabilities and on the macro hedge program, a component of revenue (see “Impact of fair value accounting” below). Accordingly, we discuss specific drivers of revenue in each segment before realized and unrealized investment gains and losses in section B “Performance by Segment” below.

[1]	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.

Manulife Financial Corporation - Third Quarter 2020

3Q20 revenue before realized and unrealized investment gains and losses of $12.3 billion decreased $3.8 billion compared with 3Q19 primarily due to a large ceded premium from the reinsurance of a block of our legacy U.S. BOLI business and lower investment income in the Corporate and Other segment.

Net realized and unrealized investment gains and losses on assets supporting insurance and investment contract liabilities and on the macro hedge program was a net gain of $1.1 billion in 3Q20 compared with a net gain of $6.6 billion in 3Q19. The 3Q20 gain was due the impact of declines in interest rates on corporate bonds, primarily in the U.S., and fair value gains on private equites. The impact of growth in equity markets in North America and Asia was mostly offset by losses from derivatives hedging of our equity exposure. The 3Q19 gain was primarily due to an overall decrease in interest rates in North America and Asia.
On a year-to-date basis, revenue before net realized and unrealized investment gains and losses of $43.8 billion was $1.9 billion lower than the same period of 2019 due to the large ceded premium in 3Q20 noted above. The decrease was partially offset by higher investment income, the one-time ceded premium from the reinsurance of legacy annuity business in 2019 and the impact of changes in foreign currency exchange rates. Net realized and unrealized investment gains and losses on assets supporting insurance and investment contract liabilities and on the macro hedge program was a net gain of $17.3 billion in 2020 compared with a net gain of $22.7 billion in 2019. The year-to-date gain in 2020 was primarily due to the impact of interest rate declines in North America and gains from derivatives hedging our equity exposure. The key driver of the fair value impact on a year-to-date basis in 2019 was similar to the factors noted above for the quarter.
See “Impact of fair value accounting” below.
A5	Assets under management and administration (“AUMA”)[1]
AUMA as at September 30, 2020 was $1.3 trillion, an increase of 4% compared with December 31, 2019, primarily due to the favourable impact of markets and year-to-date net inflows.
A6	Impact of fair value accounting
Fair value accounting policies affect the measurement of both our assets and our liabilities. The difference between the reported amounts of our assets and liabilities determined as of the balance sheet date and the immediately preceding balance sheet date in accordance with the applicable fair value accounting principles is reported as investment-related experience and the direct impact of equity markets and interest rates and variable annuity guarantees, each of which impacts net income attributed to shareholders (see “Profitability” section above for discussion of 3Q20 experience).
Net realized and unrealized investment gains on assets supporting insurance and investment contract liabilities and on the macro hedge program were $1.1 billion for 3Q20 (3Q19 – net gains of $6.6 billion) and on a year-to-date basis, were $17.3 billion for 2020 (2019 – net gains of $22.7 billion). See “Revenue” section above for discussion of results.
As outlined in “Critical Actuarial and Accounting Policies” in the MD&A in our 2019 Annual Report, net insurance contract liabilities, under IFRS 4, are determined using Canadian Asset Liability Method (“CALM”), as required by the Canadian Institute of Actuaries (“CIA”). The measurement of policy liabilities includes the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies, reduced by the future expected policy revenues and future expected investment income on assets supporting the policies. Investment returns are projected using current asset portfolios and projected reinvestment strategies. Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period. We classify gains and losses by assumption type. For example, current period investing activities that increase (decrease) the future expected investment income on assets supporting the policies will result in an investment-related experience gain (loss). See description of investment-related experience in “Performance and non-GAAP measures” below.
As noted in “Critical Actuarial and Accounting Policies – Future Accounting and Reporting Changes” in the MD&A in our 2019 Annual Report, IFRS 17 is expected to replace IFRS 4 and therefore CALM. In June 2020, the IASB deferred the effective date of the IFRS 17 implementation to January 1, 2023. The new standard will materially change insurance contract measurement and the timing of recognition of earnings. The measurement of the discount rate used to estimate the present value of insurance contract liabilities and the reporting of new business gains are among the more significant changes. We reported $232 million (post-tax) of new business gains in net income attributed to shareholders in 3Q20 (3Q19 – $183 million) and $543 million (post-tax) for year-to-date 2020 (2019 – $567 million). Under IFRS 17, new business gains are recorded on the balance

[1]	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.
Manulife Financial Corporation - Third Quarter 2020

sheet (in the contractual service margin component of the insurance contract liability) and are amortized into income as services are provided.
A7	Impact of foreign currency exchange rates
Changes in foreign currency exchange rates increased core earnings by $15 million in 3Q20 compared with 3Q19 primarily due to a weaker Canadian dollar compared with the U.S. dollar. Changes in foreign currency exchange rates increased year-to-date core earnings by $71 million in 2020 compared with the same period of 2019. The impact of foreign currency exchange rates on items excluded from core earnings does not provide relevant information given the nature of those items.
A8	Business highlights
We continued to make progress on our portfolio optimization initiative by executing an agreement with Global Atlantic Financial Group to reinsure approximately $3.4 billion of policy liabilities related to John Hancock’s legacy U.S. BOLI business. John Hancock has retained administration of the policies. The transaction closed on September 30, 2020, released $465 million in capital, and generated a gain of $262 million that was reported outside of core earnings in 3Q20.
In 3Q20, we continued to extend our product and distribution reach to fulfill the financial health and well-being needs of our customers. In Asia, we sold our first policy in Myanmar, a digitally savvy market with one of the lowest insurance penetration rates in Asia. In Vietnam, we entered into a partnership with Cong Dong Bau, a community with more than 5 million members that improves access to financial advice and solutions for expectant and new mothers. In Canada, we launched a new travel insurance product that covers emergency medical costs and trip interruption expenses from COVID-19 and related conditions. We further enhanced our Group Benefits product offering with the introduction of Health by Design, a proactive approach using the latest science, technology and predictive analytics to help each member with their unique health journey. In the U.S., we continued to make progress on our objective of transforming the experience of owning life insurance for our customers. We announced a strategic collaboration with Amazon which adds the Halo wellness band to the devices supported by John Hancock’s Vitality Program. In Global WAM, we continued to earn top scores on the United Nations-supported Principles for Responsible Investment (“PRI”) annual assessment report for integrating environmental, social, and governance (“ESG”) considerations into our investment practices across a range of asset classes.1 In addition, Manulife Investment Management was also recognized in the PRI Leaders' Group 2020, a 10-year initiative honouring signatories at the cutting edge of responsible investment. This year, 36 signatories, including Manulife Investment Management, were recognized for demonstrating responsible investment excellence in climate reporting throughout their organizations and portfolios. Finally, in Canada we accelerated our Retail wealth digital transformation by launching several online tools and automations that make account maintenance, accessing forms and statements easier for advisors to service their customers.

[1]	A+ awarded for strategy and governance, listed equity incorporation, and fixed-income Sovereign, Supranational, and Agency modules.
Manulife Financial Corporation - Third Quarter 2020

B PERFORMANCE BY SEGMENT
B1	Asia
($ millions, unless otherwise stated)	Quarterly Results						YTD Results
Canadian dollars		3Q20		2Q20		3Q19		2020		2019
Net income attributed to shareholders(1)		$651		$377		$128		$1,123		$1,299
Core earnings(1)		559		489		520		1,539		1,511
Annualized premium equivalent sales		1,005		784		1,052		2,873		3,303
New business value		365		298		430		1,019		1,205
Revenue		7,161		8,511		7,105		20,149		22,552
Revenue before realized and unrealized investment gains and losses(2)		6,353		5,391		6,295		18,583		17,963
Assets under management ($ billions)		134.5		132.1		118.8		134.5		118.8
U.S. dollars
Net income attributed to shareholders(1)	US$	489	US$	272	US$	97	US$	832	US$	976
Core earnings(1)		420		353		394		1,138		1,137
Annualized premium equivalent sales		755		567		796		2,128		2,486
New business value		274		215		326		754		907
Revenue		5,378		6,145		5,379		14,852		16,970
Revenue before realized and unrealized investment gains and losses(2)		4,770		3,893		4,766		13,749		13,520
Assets under management ($ billions)		100.8		96.9		89.7		100.8		89.7

(1)	See “Performance and non-GAAP measures” for a reconciliation between net income (loss) attributed to shareholders and core earnings.
(2)	See section A6 “Impact of fair value accounting”.
Asia’s net income attributed to shareholders was $651 million in 3Q20 compared with $128 million in 3Q19. Net income attributed to shareholders is comprised of core earnings, which was $559 million in 3Q20 compared with $520 million in 3Q19, and items excluded from core earnings, which amounted to a net gain of $92 million in 3Q20 compared with a net charge of $392 million in 3Q19. The changes in net income attributed to shareholders and core earnings expressed in Canadian dollars are due to the factors described below and, in addition, core earnings reflected a net $9 million favourable impact due to changes in foreign currency exchange rates versus the Canadian dollar.
Expressed in U.S. dollars, the presentation currency of the segment, net income attributed to shareholders was US$489 million in 3Q20 compared with US$97 million in 3Q19 and core earnings were US$420 million in 3Q20 compared with US$394 million in 3Q19. Items excluded from core earnings were a net gain of US$69 million in 3Q20 compared with a net charge of US$297 million in 3Q19 (see a reconciliation of net income (loss) attributed to shareholders to core earnings in “Performance and non-GAAP measures” below).
Core earnings in 3Q20 increased 6% compared with 3Q19. This was driven by in-force business growth across Asia, and favourable new business product mix in Hong Kong and Asia Other, partially offset by unfavourable new business product mix in Japan and the non-recurrence of management actions in 3Q19.
Year-to-date net income attributed to shareholders was US$832 million in 2020 compared with US$976 million in the same period of 2019. Year-to-date core earnings of US$1,138 million in 2020 were consistent with the same period of 2019 as in-force business growth, favourable new business product mix in Hong Kong and Asia Other, and improved policyholder experience across Asia were offset by lower new business volumes in Japan and the non-recurrence of management actions in 3Q19. Items excluded from year-to-date core earnings were a net charge of US$306 million in 2020 compared with a net charge of US$161 million for the same period of 2019 (see a reconciliation of net income (loss) attributed to shareholders to core earnings in “Performance and non-GAAP measures” below). Expressed in Canadian dollars, year-to-date core earnings reflected a net $30 million favourable impact of changes in foreign currency exchange rates versus the Canadian dollar.
APE sales in 3Q20 were US$755 million, a decrease of 6% compared with 3Q19 as growth in Japan and Asia Other was more than offset by lower sales in Hong Kong. NBV in 3Q20 was US$274 million, a 16% decrease compared with 3Q19 mainly driven by the decrease in APE sales. Both APE sales and NBV improved compared with 2Q20, increasing 31% and 26%, respectively, following the relaxation of some COVID-19 containment measures in certain markets in Asia in the latter part of 2Q20. Year-to-date APE sales were US$2,128 million in 2020, a decrease of 14% compared with the same period of 2019 due to the adverse impact of COVID-19, lower VHIS and QDAP sales in Hong Kong and accelerated sales of COLI products in Japan in the first quarter of 2019 (“1Q19”) in anticipation of a change in tax regulations. Year-to-date NBV was US$754 million in 2020, a 17%
Manulife Financial Corporation - Third Quarter 2020

decrease compared with the same period of 2019, reflecting the impact of lower sales and lower interest rates partially offset by favourable business mix. New business value margin (“NBV margin”)1 was 38.7% in 3Q20 compared with 43.2% in 3Q19.
•
Japan APE sales in 3Q20 were US$159 million, an increase of 9% compared with 3Q19 driven by an increase in COLI sales, partially offset by the adverse impact of COVID-19. Japan NBV in 3Q20 of US$31 million decreased 40% compared with 3Q19 due to higher COLI mix. Japan NBV margin was 19.9% in 3Q20, a decrease of 16.1 percentage points compared with 3Q19.

•
Hong Kong APE sales in 3Q20 were US$197 million, a 26% decrease compared with 3Q19. The decrease in sales was driven by the tightening of COVID-19 containment measures during the quarter, a decrease in sales to mainland Chinese visitors as well as strong prior year quarter sales of our VHIS and QDAP products. Hong Kong NBV in 3Q20 of US$111 million decreased 35% compared with 3Q19 as a result of lower sales and a decline in interest rates. Hong Kong NBV margin was 56.0% in 3Q20, a decrease of 7.7 percentage points compared with 3Q19.

•
Asia Other APE sales in 3Q20 were US$399 million, a 3% increase compared with 3Q19. Higher sales in agency were offset by lower sales in bancassurance due to restricted activities in bank branches and temporary bank closures. Asia Other NBV in 3Q20 of US$132 million increased 27% compared with 3Q19, primarily as a result of higher sales, management actions and a favourable product mix, partially offset by a decline in market interest rates. Asia Other NBV margin was 37.5% in 3Q20, an increase of 7.3 percentage points compared with 3Q19.

Revenue was US$5.4 billion in 3Q20 and 3Q19. Revenue before realized and unrealized investment gains and losses was US$4.8 billion in 3Q20 and 3Q19. Year-to-date revenue was US$14.9 billion in 2020 compared with US$17.0 billion in the same period of 2019. Year-to-date revenue before realized and unrealized investment gains and losses was US$13.8 billion in 2020, compared with US$13.5 billion in the same period of 2019.
Assets under management1 were US$100.8 billion as at September 30, 2020, an increase of US$7.3 billion or 7% compared with December 31, 2019, due to net customer inflows of US$7.1 billion.
Business highlights - In 3Q20, we sold our first policy in Myanmar, a digitally savvy market with one of the lowest insurance penetration rates in Asia. In Vietnam, we entered into a partnership with Cong Dong Bau, a community with more than 5 million members that improves access to financial advice and solutions for expectant and new mothers.
B2 Canada
	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	3Q20	2Q20	3Q19	2020	2019
Net income (loss) attributed to shareholders(1)	$291	$142	$(172)	$(433)	$896
Core earnings(1)	279	342	318	858	913
Annualized premium equivalent sales	289	238	235	903	786
Manulife Bank average net lending assets ($ billions)	22.7	22.5	22.0	22.5	21.8
Revenue	3,313	7,934	4,524	14,632	17,366
Revenue before realized and unrealized investment income gains and losses(2)	3,553	3,404	3,550	10,032	10,925
Assets under management ($ billions)	157.5	156.4	152.2	157.5	152.2

(1)	See “Performance and non-GAAP measures” below for a reconciliation between net income (loss) attributed to shareholders and core earnings.
(2)	See section A6 “Impact of fair value accounting”.
Canada’s 3Q20 net income attributed to shareholders was $291 million compared with a net loss attributed to shareholders of $172 million in 3Q19. Net income attributed to shareholders is comprised of core earnings, which were $279 million in 3Q20 compared with $318 million in 3Q19, and items excluded from core earnings, which amounted to a net gain of $12 million in 3Q20 compared with a net charge of $490 million in 3Q19 (see a reconciliation of net income (loss) attributed to shareholders to core earnings in “Performance and non-GAAP measures” below).
Core earnings decreased $39 million or 12% compared with 3Q19, primarily reflecting unfavourable policyholder experience in our insurance businesses and a number of smaller experience-related items.
Year-to-date net loss attributed to shareholders was $433 million in 2020 compared with a year-to-date net income attributed to shareholders of $896 million in the same period of 2019 and year-to-date core earnings were $858 million in 2020 compared with $913 million in the same period of 2019. The decrease in year-to-date core earnings of $55 million was driven by the unfavourable impact of lower individual insurance sales, the non-recurrence of gains from the second phase of our segregated fund transfer program in 3Q19 and a number of smaller experience-related items, partially offset by favourable policyholder

[1]	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.
Manulife Financial Corporation - Third Quarter 2020

experience. Items excluded from year-to-date core earnings were a net charge of $1,291 million in 2020 compared with a net charge of $17 million for the same period of 2019 (see a reconciliation of net income (loss) attributed to shareholders to core earnings in “Performance and non-GAAP measures” below).
APE sales of $289 million in 3Q20 increased by $54 million or 23% compared with 3Q19, primarily driven by higher large-case group insurance sales, partially offset by lower individual insurance sales due to the adverse impact of COVID-19. Year-to-date APE sales in 2020 were $903 million, $117 million or 15% higher than in the same period of 2019, driven by large-case group insurance sales, affinity market sales and higher sales of lower risk segregated fund products, partially offset by lower retail individual insurance sales.
•	Individual insurance APE sales in 3Q20 of $82 million decreased $24 million or 23% compared with 3Q19, with lower sales due to the impact of COVID-19.
•	Group insurance APE sales in 3Q20 of $154 million increased $74 million or 93% compared with 3Q19, due to higher large-case sales.
•
Annuities APE sales in 3Q20 of $53 million increased $4 million or 8% compared with 3Q19, due to higher sales in our lower risk segregated funds. We are focused on growth in lower risk segregated fund products, which in 3Q20 accounted for 85% of annuities APE sales.

Manulife Bank average net lending assets for the quarter were $22.7 billion as at September 30, 2020, up $0.6 billion or 3% from the fourth quarter of 2019 average.
Revenue in 3Q20 was $3.3 billion compared with $4.5 billion in 3Q19. Revenue before realized and unrealized investment gains and losses of $3.6 billion in 3Q20 was in line with 3Q19. Year-to-date revenue was $14.6 billion in 2020 compared with $17.4 billion in the same period of 2019. Year-to-date revenue before realized and unrealized investment gains and losses was $10.0 billion in 2020, a decrease of 8% compared with the same period of 2019 due to lower investment income as a result of sharp declines in oil and gas prices in the first quarter of 2020 (“1Q20”).
Assets under management were $157.5 billion as at September 30, 2020, an increase of $6.3 billion or 4% from December 31, 2019, due to the impact of lower interest rates.
Business highlights - In 3Q20, we continued to take actions to protect the health and well-being of our customers during the global pandemic. We launched our new travel insurance product that covers emergency medical costs and trip interruption expenses from COVID-19 and related conditions. We also released a new Return to Work Playbook incorporating health and safety as well as mental health guidance to support our Group Benefits clients as they return to their workplace. We further enhanced our Group Benefits product offering with the introduction of Health by Design, a proactive approach using the latest science, technology and predictive analytics to help each member with their unique health journey.
B3 U.S.
($ millions, unless otherwise stated)	Quarterly Results						YTD Results
Canadian dollars		3Q20		2Q20		3Q19		2020		2019
Net income attributed to shareholders(1)		$891		$(1,580)		$342		$1,163		$1,285
Core earnings(1)		498		602		471		1,516		1,387
Annualized premium equivalent sales		136		154		156		431		453
Revenue		1,398		7,604		9,146		19,665		23,439
Revenue before realized and unrealized investment income gains and losses(2)		883		3,585		4,364		8,518		11,839
Assets under management ($ billions)		244.6		248.5		233.8		244.6		233.8
U.S. dollars
Net income attributed to shareholders(1)	US$	669	US$	(1,140)	US$	258	US$	906	US$	965
Core earnings(1)		374		434		357		1,118		1,043
Annualized premium equivalent sales		102		111		118		318		341
Revenue		1,050		5,488		6,927		14,467		17,640
Revenue before realized and unrealized investment income gains and losses(2)		664		2,586		3,305		6,262		8,907
Assets under management ($ billions)		183.4		182.3		176.6		183.4		176.6

(1)	See “Performance and non-GAAP measures” below for a reconciliation between net income (loss) attributed to shareholders and core earnings.
(2)	See section A6 “Impact of fair value accounting”.
Manulife Financial Corporation - Third Quarter 2020

U.S. 3Q20 net income attributed to shareholders was $891 million compared with $342 million in 3Q19. Net income attributed to shareholders is comprised of core earnings, which amounted to $498 million in 3Q20 compared with $471 million in 3Q19, and items excluded from core earnings, which amounted to a net gain of $393 million in 3Q20 compared with a net charge of $129 million in 3Q19. The changes in net income attributed to shareholders and core earnings expressed in Canadian dollars are due to the factors described below and, in addition, the change in core earnings reflected a net $4 million favourable currency impact from the strengthening of the U.S. dollar compared with the Canadian dollar.
Expressed in U.S. dollars, the functional currency of the segment, 3Q20 net income attributed to shareholders was US$669 million compared with US$258 million in 3Q19, core earnings were US$374 million in 3Q20 compared with US$357 million in 3Q19, and items excluded from core earnings were a net gain of US$295 million in 3Q20 compared with a net charge of US$99 million in 3Q19 (see a reconciliation of net income (loss) attributed to shareholders to core earnings in “Performance and non-GAAP measures” below).
Core earnings increased US$17 million or 5% compared with 3Q19 primarily driven by higher in-force earnings and a focus on reduced spending in the current economic environment. These were partially offset by the non-recurrence of a favourable true-up of prior year tax accruals in 3Q19. Insurance policyholder experience was flat compared with the prior year, as unfavourable life insurance experience, which included modest COVID-19 related claim losses was partially offset by favourable long-term care experience resulting from claim terminations due to the impact of COVID-19.
Year-to-date net income attributed to shareholders was US$906 million in 2020 compared with US$965 million in the same period of 2019 and year-to-date core earnings were US$1,118 million in 2020 compared with US$1,043 million in the same period of 2019. Year-to-date core earnings increased US$75 million due to the factors noted above, along with a net favourable year-to-date policyholder experience. Policyholder experience improved compared with the same period of 2019, with favourable long-term care claim terminations due to the impact of COVID-19, partially offset by unfavourable life insurance policyholder experience, including COVID-19 related claims. Items excluded from year-to-date core earnings were a net charge of US$212 million in 2020 compared with a net charge of US$78 million for the same period of 2019 (see a reconciliation of net income (loss) attributed to shareholders to core earnings in “Performance and non-GAAP measures” below). Expressed in Canadian dollars, year-to-date core earnings reflected a $30 million favourable impact of changes in foreign currency exchange rates versus the Canadian dollar.
APE sales in 3Q20 of US$102 million declined 14% compared with 3Q19, as lower international universal life, domestic protection universal life, and variable universal life sales were partially offset by higher domestic indexed universal life and term life sales. The John Hancock Vitality PLUS feature continues to be a key differentiator in the market as 3Q20 APE sales were consistent with record APE sales in 3Q19. Year-to-date APE sales in 2020 of US$318 million declined 7% compared with the same period of 2019 primarily due to similar factors as noted above. The decline in 3Q20 and year-to-date 2020 APE sales compared to the same periods in the prior year reflects the impact of COVID-19.
Revenue in 3Q20 was US$1.1 billion compared with US$6.9 billion in 3Q19. Revenue before net realized and unrealized investment gains and losses was US$0.7 billion in 3Q20 compared with US$3.3 billion in 3Q19. The US$2.6 billion decrease was driven by the net impact of the reinsurance of a block of our legacy U.S. BOLI business in 3Q20. Year-to-date revenue was US$14.5 billion in 2020, a decrease compared with US$17.6 billion in the same period of 2019. Year-to-date revenue before realized and unrealized investment gains and losses was US$6.3 billion in 2020 compared with US$8.9 billion in the same period of 2019. The US$2.6 billion decrease was driven by the above-noted reinsurance transaction and lower investment income, partially offset by the impact of a one-time ceded premium in 1Q19 from the reinsurance of legacy annuity business.
Assets under management as at September 30, 2020 were US$183.4 billion, an increase of 3% from December 31, 2019. The increase was driven by favourable mark-to-market movement on assets supporting our insurance business resulting from lower interest rates partially offset by the continued run-off of the annuity business and the above-noted reinsurance of a block of our legacy BOLI business in 3Q20.
Business highlights - In 3Q20, continued to make progress on our objective of transforming the experience of owning life insurance for our customers. We announced a strategic collaboration with Amazon, which adds the Halo wellness band to the devices supported by John Hancock’s Vitality Program. We also reinsured a block of our legacy U.S. BOLI business that generated the release of US$340 million of capital. In addition, we launched a savings plan product for international customers, designed to complement our already competitive international suite of products.

Manulife Financial Corporation - Third Quarter 2020

B4 Global Wealth and Asset Management
	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	3Q20	2Q20	3Q19	2020	2019
Net income attributed to shareholders(1)	$308	$238	$281	$796	$757
Core earnings(1)	308	238	281	796	756
Core EBITDA(2)	446	381	404	1,217	1,145
Core EBITDA margin(2) (%)	30.4%	28.0%	28.7%	28.6%	27.5%
Sales
Wealth and asset management gross flows	27,475	33,071	27,968	98,718	81,318
Wealth and asset management net flows	(2,219)	5,149	(4,410)	6,088	(5,767)
Revenue	1,465	1,361	1,409	4,252	4,162
Assets under management and administration ($ billions)	715.4	696.9	659.2	715.4	659.2
Average assets under management and administration ($ billions)(3)	707.9	672.0	655.6	686.4	645.4

(1)	See “Performance and non-GAAP measures” below for a reconciliation between net income (loss) attributed to shareholders and core earnings.
(2)
Core EBITDA and core EBITDA margin are non-GAAP measures. Core EBITDA is core earnings before interest, taxes, depreciation and amortization and core EBITDA margin is core EBITDA divided by total revenue. See “Performance and non-GAAP measures” below.

(3)
Average assets under management and administration (“average AUMA”) is a non-GAAP measure reflecting the average of Global WAM’s AUMA during the reporting period. See “Performance and non-GAAP measures” below.

Global Wealth and Asset Management’s net income attributed to shareholders was $308 million in 3Q20 compared with $281 million in 3Q19. Net income attributed to shareholders is comprised of core earnings, which were $308 million in 3Q20 compared with $281 million in 3Q19 and items excluded from core earnings, which were nil in 3Q20 and 3Q19 (see a reconciliation of net income (loss) attributed to shareholders to core earnings in “Performance and non-GAAP measures” below).
Core earnings in 3Q20 increased 9% compared with 3Q19 driven primarily by higher average assets under management and administration, partially offset by unfavourable impacts from changes in product mix and lower fee spread in the U.S. Retirement business, and lower tax benefits.

Core EBITDA1 was $446 million in 3Q20, an increase of 10% compared with 3Q19, driven by higher net fee income. Core EBITDA margin1 was 30.4% in 3Q20, an increase of 170 basis points compared with 3Q19, reflecting our scale and commitment to expense efficiency.

Year-to-date net income attributed to shareholders was $796 million in 2020 compared with $757 million in the same period of 2019 and year-to-date core earnings were $796 million in 2020 compared with $756 million in the same period of 2019. The increase in year-to-date core earnings of $40 million or 4% was driven by the same factors as noted above, as well as lower expenses from ongoing efficiency initiatives. Items excluded from year-to-date core earnings were nil in 2020 compared with a net gain of $1 million for the same period of 2019 (see a reconciliation of net income (loss) attributed to shareholders to core earnings in “Performance and non-GAAP measures” below).
Year-to-date core EBITDA was $1,217 million in 2020 compared with $1,145 million in the same period of 2019. The increase in year-to-date core EBITDA of $72 million or 5% was driven by higher net fee income and expense reductions. Year-to-date core EBITDA margin was 28.6% in 2020 compared with 27.5% in the same period of 2019. The increase of 110 basis points was driven by the factors as noted above for the quarter.
Gross flows1 and net flows - Gross flows were $27.5 billion in 3Q20, a decrease of 2% compared with 3Q19, and net outflows were $2.2 billion in 3Q20, compared with net outflows of $4.4 billion in 3Q19. Year-to-date gross flows in 2020 of $98.7 billion were 20% higher than the same period of 2019, and year-to-date net inflows were $6.1 billion in 2020 compared with net outflows of $5.8 billion for the same period of 2019. By geography, the results were:

WAM Asia:
•
Gross flows in Asia in 3Q20 were $6.2 billion, an increase of $0.5 billion or 8% compared with 3Q19, driven by higher gross flows across all business lines. Growth was driven by higher retail gross flows in Indonesia, an institutional fixed income product launch in mainland China and higher retirement gross flows in Indonesia and Hong Kong. Year-to-date gross flows in 2020 of $16.5 billion were 8% higher than the same period of 2019.

•
Net inflows in Asia in 3Q20 were $1.1 billion, compared with net inflows of $2.3 billion in 3Q19, driven by higher retail redemptions in mainland China. This was partially offset by higher gross flows as mentioned above. Year-to-date net

[1]	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.

Manulife Financial Corporation - Third Quarter 2020

inflows were $1.7 billion in 2020 compared with net inflows of $4.6 billion in the same period of 2019.
WAM Canada:
•
Gross flows in Canada in 3Q20 were $4.8 billion, a decrease of $1.2 billion or 19% compared with 3Q19, driven by lower gross flows into fixed income mandates in Institutional Asset Management. This was partially offset by higher new plan sales and recurring deposits growth in Retirement. Year-to-date gross flows in 2020 of $24.4 billion were 38% higher than the same period of 2019.

•
Net inflows in Canada were $1.2 billion in 3Q20 compared with net outflows of $6.9 billion in 3Q19, driven by the non-recurrence of an $8.5 billion redemption in Institutional Asset Management in 3Q19 and lower redemptions in Retirement. This was partially offset by lower gross flows as mentioned above. Year-to-date net inflows were $12.4 billion in 2020 compared with net outflows of $4.7 billion in the same period of 2019.

WAM U.S.:
•
Gross flows in the U.S. in 3Q20 were $16.4 billion, in line with 3Q19, as higher gross flows into global equity and fixed income products in Retail and higher gross flows in Institutional Asset Management offset lower new plan sales and recurring deposits in Retirement. Year-to-date gross flows in 2020 of $57.8 billion were 17% higher than the same period of 2019.

•
Net outflows in the U.S. were $4.5 billion in 3Q20 compared with net inflows of $0.1 billion in 3Q19, driven by the redemption of an equity mandate in Institutional Asset Management of $5.0 billion and higher member withdrawals in Retirement. Year-to-date net outflows were $8.0 billion in 2020 compared with net outflows of $5.7 billion in the same period of 2019.

Revenue in 3Q20 was $1.5 billion, an increase of 3% compared with 3Q19, driven by higher average assets under management and administration, partially offset by changes in product mix and lower fee spread in the U.S. Retirement business. Year-to-date revenue in 2020 was $4.3 billion, an increase of 1% compared with the same period of 2019 driven by the same factors as noted above.
Assets under management and administration of $715.4 billion as at September 30, 2020 increased 3% compared with December 31, 2019. The increase in AUMA was driven by the favourable impact of markets and year-to-date net inflows of $6.1 billion. Global WAM also manages $207.9 billion in assets for the Company’s non-WAM reporting segments. Including those managed assets, AUMA managed by Global WAM was $923.2 billion as at September 30, 2020 compared with $879.2 billion as at December 31, 2019.
Business highlights - In 3Q20, we continued to earn top scores from the United Nations-supported Principles for Responsible Investment (“PRI”) annual assessment report for integrating environmental, social, and governance (“ESG”) considerations into our investment practices across a range of asset classes.1 In addition, Manulife Investment Management was also recognized in the PRI Leaders' Group 2020, a 10-year initiative honouring signatories at the cutting edge of responsible investment. This year, 36 signatories, including Manulife Investment Management, were recognized for demonstrating responsible investment excellence in climate reporting throughout their organizations and portfolios. Finally, in Canada we accelerated our Retail wealth digital transformation by launching several online tools and automations that make account maintenance, accessing forms and statements easier for advisors to service their customers.
B5 Corporate and Other
	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	3Q20	2Q20	3Q19	2020	2019
Net income (loss) attributed to shareholders(1)	$(73)	$1,550	$144	$1,442	$137
Core loss excluding core investment gains(1)	$(191)	$(110)	$(163)	$(667)	$(340)
Core investment gains	-	-	100	-	300
Total core gain (loss)	$(191)	$(110)	$(63)	$(667)	$(40)
Revenue	$39	$2,076	$445	$2,341	$879

(1)	See “Performance and non-GAAP measures” for a reconciliation between net income (loss) attributed to shareholders and core earnings.
Corporate and Other is composed of investment performance on assets backing capital, net of amounts allocated to operating segments; financing costs; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); our Property and Casualty (“P&C”) Reinsurance business; as well as run-off reinsurance operations including variable annuities and accident and health.

[1]	A+ awarded for strategy and governance, listed equity incorporation, and fixed-income Sovereign, Supranational, and Agency modules.
Manulife Financial Corporation - Third Quarter 2020

For segment reporting purposes, settlement costs for macro equity hedges and other non-operating items are included in Corporate and Other earnings. This segment is also where we reclassify favourable investment-related experience to core earnings from items excluded from core earnings, subject to certain limits (see “Performance and non-GAAP measures” below). In each of the operating segments, we report all investment-related experience in items excluded from core earnings.
Corporate and Other reported a net loss attributed to shareholders of $73 million in 3Q20 compared with net income attributed to shareholders of $144 million in 3Q19. The core loss was $191 million in 3Q20 compared with a core loss of $63 million in 3Q19 and the items excluded from core loss amounted to a net gain of $118 million in 3Q20 compared with a net gain of $207 million in 3Q19 (see a reconciliation of net income (loss) attributed to shareholders to core earnings in “Performance and non-GAAP measures” below).
The $128 million increase in core loss was primarily related to nil core investment gains in 3Q20 compared with $100 million in 3Q19 and lower investment income due to lower yield and asset mix.The net impact of markets on seed money investments in segregated funds and mutual funds and sales of AFS equities was consistent with the prior year.
The items excluded from core loss amounted to a net gain of $118 million in 3Q20 and were primarily due to the gains from the sale of AFS bonds and the favourable impact of changes in actuarial methods and assumptions.
On a year-to-date basis, net income attributed to shareholders was $1,442 million in 2020 compared with $137 million in the same period of 2019. The year-to-date core loss was $667 million in 2020 compared with $40 million in the same period of 2019. The unfavourable variance in the year-to-date core loss of $627 million was primarily attributable to nil core investment gains in the first 9 months of 2020 compared with $300 million in the same period of 2019, the less favourable impact of markets on seed money investments in segregated funds and mutual funds, net losses on AFS equities in 2020 compared to net gains in 2019 and lower investment income. Items excluded from the year-to-date core loss were a net gain of $2,109 million in 2020 compared with a net gain of $177 million in the same period of 2019 (see a reconciliation of net income (loss) attributed to shareholders to core earnings in “Performance and non-GAAP measures” below).
Revenue in 3Q20 was $39 million compared with $445 million in 3Q19. The variance was primarily driven by lower realized gains on the sale of AFS bonds and lower investment income. Year-to-date revenue was $2,341 million in 2020 compared with $879 million in the same period of 2019. The favourable variance was largely due to realized gains on the sale of AFS bonds.
C RISK MANAGEMENT AND RISK FACTORS UPDATE
This section provides an update to our risk management practices and risk factors outlined in the MD&A in our 2019 Annual Report (“2019 MD&A”). The shaded text and tables in this section of the MD&A represent our disclosure on market and liquidity risk in accordance with IFRS 7 “Financial Instruments – Disclosures”. Accordingly, the following shaded text and tables represent an integral part of our unaudited Interim Consolidated Financial Statements.
C1 Variable annuity and segregated fund guarantees
As described in the MD&A in our 2019 Annual Report, guarantees on variable annuity products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent on and only payable upon the occurrence of the relevant event, if fund values at that time are below guaranteed values. Depending on future equity market levels, liabilities on current in-force business would be due primarily in the period from 2020 to 2040.
We seek to mitigate a portion of the risks embedded in our retained (i.e. net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see section C3 “Publicly traded equity performance risk” below).

Manulife Financial Corporation - Third Quarter 2020

The table below shows selected information regarding the Company’s variable annuity and segregated fund investment-related guarantees gross and net of reinsurance.
Variable annuity and segregated fund guarantees, net of reinsurance
	September 30, 2020			December 31, 2019
As at ($ millions)	Guarantee value	Fund value	Amount at risk(3),(4)	Guarantee value	Fund value	Amount at risk(3),(4)
Guaranteed minimum income benefit	$4,525	$3,499	$1,109	$4,629	$3,696	$998
Guaranteed minimum withdrawal benefit	51,702	44,300	7,787	53,355	48,031	6,030
Guaranteed minimum accumulation benefit	18,381	18,770	22	17,994	18,362	10
Gross living benefits(1)	74,608	66,569	8,918	75,978	70,089	7,038
Gross death benefits(2)	9,391	17,520	829	9,555	17,186	802
Total gross of reinsurance	83,999	84,089	9,747	85,533	87,275	7,840
Living benefits reinsured	3,877	3,022	923	3,977	3,199	832
Death benefits reinsured	718	538	302	718	500	318
Total reinsured	4,595	3,560	1,225	4,695	3,699	1,150
Total, net of reinsurance	$79,404	$80,529	$8,522	$80,838	$83,576	$6,690

(1)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote 2.
(2)	Death benefits include standalone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(3)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. This amount is not currently payable. For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the amount at risk is floored at zero at the single contract level.

(4)
The amount at risk net of reinsurance at September 30, 2020 was $8,522 million (December 31, 2019 – $6,690 million) of which: US$5,336 million (December 31, 2019 – US$3,995 million) was on our U.S. business, $1,084 million (December 31, 2019 – $1,178 million) was on our Canadian business, US$104 million (December 31, 2019 – US$104 million) was on our Japan business and US$136 million (December 31, 2019 – US$145 million) was related to Asia (other than Japan) and our run-off reinsurance business.

C2 Caution related to sensitivities
In this document, we provide sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment activity and investment returns assumed in the determination of policy liabilities. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders or on MLI’s LICAT total ratio will be as indicated. Market movements affect LICAT capital sensitivities both through income and other components of the regulatory capital framework. For example, LICAT is affected by changes to other comprehensive income.
C3 Publicly traded equity performance risk
As outlined in our 2019 Annual Report, we have net exposure to equity risk through asset and liability mismatches; our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products. The macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other unhedged exposures in our insurance liabilities (see pages 44 and 45 of our 2019 Annual Report).
Changes in equity prices may impact other items including, but not limited to, asset-based fees earned on assets under management and administration or policyholder account value, and estimated profits and amortization of deferred policy acquisition and other costs. These items are not hedged.

The table below shows the potential impact on net income attributed to shareholders resulting from an immediate 10%, 20% and 30% change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities. If market values were to remain flat for an entire year, the potential impact would be roughly equivalent to an immediate decline in market values equal to the expected level of annual growth assumed in the valuation of policy liabilities. Further, if after market values dropped 10%, 20% or 30% they continued to decline, remained flat, or grew more slowly than assumed in the valuation the potential impact on net income attributed to shareholders could be considerably

Manulife Financial Corporation - Third Quarter 2020

more than shown. Refer to section D3 “Sensitivity of policy liabilities to asset related assumptions” for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on net income attributed to shareholders.
This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program are rebalanced at 5% intervals. In addition, we assume that the macro hedge assets are rebalanced in line with market changes.
It is also important to note that these estimates are illustrative, and that the dynamic and macro hedging programs may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable.
The Standards of Practice for the valuation of insurance contract liabilities and guidance published by the CIA constrain the investment return assumptions for public equities and certain ALDA assets based on historical return benchmarks for public equities. The potential impact on net income attributed to shareholders does not consider possible changes to investment return assumptions resulting from the impact of declines in public equity market values on these historical return benchmarks.

Potential immediate impact on net income attributed to shareholders arising from changes to public equity returns(1),(2),(3)
As at September 30, 2020
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity to net income attributed to shareholders(4)
Variable annuity guarantees	$(3,340)	$(2,020)	$(910)	$710	$1,250	$1,660
General fund equity investments(5)	(1,400)	(890)	(400)	370	730	1,080
Total underlying sensitivity before hedging	(4,740)	(2,910)	(1,310)	1,080	1,980	2,740
Impact of macro and dynamic hedge assets(6)	2,590	1,580	700	(690)	(1,240)	(1,670)
Net potential impact on net income attributed to shareholders after impact of hedging	$(2,150)	$(1,330)	$(610)	$390	$740	$1,070
As at December 31, 2019
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity to net income attributed to shareholders(4)
Variable annuity guarantees	$(3,270)	$(1,930)	$(860)	$620	$1,060	$1,360
General fund equity investments(5)	(1,140)	(720)	(330)	340	680	1,020
Total underlying sensitivity before hedging	(4,410)	(2,650)	(1,190)	960	1,740	2,380
Impact of macro and dynamic hedge assets(6)	2,690	1,580	670	(580)	(1,020)	(1,340)
Net potential impact on net income attributed to shareholders after impact of hedging	$(1,720)	$(1,070)	$(520)	$380	$720	$1,040

(1)	See “Caution related to sensitivities” above.
(2)
The tables above show the potential impact on net income attributed to shareholders resulting from an immediate 10%, 20% and 30% change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities, excluding impacts from asset-based fees earned on assets under management and policyholder account value.

(3)
Please refer to section D3 “Sensitivity of policy liabilities to asset related assumptions” for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions.

(4)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.
(5)
This impact for general fund equity investments includes general fund investments supporting our policy liabilities, investment in seed money investments (in segregated and mutual funds made by Corporate and Other segment) and the impact on policy liabilities related to the projected future fee income on variable universal life and other unit linked products. The impact does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on AFS public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(6)
Includes the impact of rebalancing equity hedges in the macro and dynamic hedging program. The impact of dynamic hedge rebalancing represents the impact of rebalancing equity hedges for dynamically hedged variable annuity guarantee best estimate liabilities at 5% intervals, but does not include any impact in respect of other sources of hedge ineffectiveness (e.g. fund tracking, realized volatility and equity, interest rate correlations different from expected among other factors).

Manulife Financial Corporation - Third Quarter 2020

Changes in equity markets impact our available and required components of the LICAT total ratio. The following table shows the potential impact to MLI’s LICAT total ratio resulting from changes in public equity market values.
Potential immediate impact on MLI’s LICAT total ratio arising from public equity returns different than the expected return for policy liability valuation(1),(2),(3)
	Impact on MLI's LICAT total ratio
Percentage points	-30%	-20%	-10%	+10%	+20%	+30%
September 30, 2020	(4)	(2)	(1)	-	1	-
December 31, 2019	(5)	(3)	(1)	1	4	5
(1)
See “Caution related to sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in equity markets, as the impact on the quoted sensitivities is not considered to be material.

(2)
The potential impact is shown assuming that the change in value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities. The estimated amount that would not be completely offset relates to our practices of not hedging the provisions for adverse deviation and of rebalancing equity hedges for dynamically hedged variable annuity liabilities at 5% intervals.

(3)
The Office of the Superintendent of Financial Institutions (“OSFI”) rules for segregated fund guarantees reflect full capital impacts of shocks over 20 quarters within a prescribed range. As such, the deterioration in equity markets could lead to further increases in capital requirements after the initial shock.

C4 Interest rate and spread risk sensitivities and exposure measures
As at September 30, 2020, we estimated the sensitivity of our net income attributed to shareholders to a 50 basis point parallel decline in interest rates to be neutral, and to a 50 basis point increase in interest rates to be a charge of $200 million.
The table below shows the potential impact on net income attributed to shareholders from a 50 basis point parallel move in interest rates. This includes a change of 50 basis points in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates where government rates are not currently negative, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.
As the sensitivity to a 50 basis point change in interest rates includes any associated change in the applicable reinvestment scenarios, the impact of changes to interest rates for less than, or more than 50 basis points is unlikely to be linear. Furthermore, our sensitivities are not consistent across all regions in which we operate, and the impact of yield curve changes will vary depending upon the geography where the change occurs. Reinvestment assumptions used in the valuation of policy liabilities tend to amplify the negative effects of a decrease in interest rates and dampen the positive effects of interest rate increases. This is because the reinvestment assumptions used in the valuation of our insurance liabilities are based on interest rate scenarios and calibration criteria set by the Canadian Actuarial Standards Board, while our interest rate hedges are valued using current market interest rates. Therefore, in any particular quarter, changes to the reinvestment assumptions are not fully aligned to changes in current market interest rates especially when there is a significant change in the shape of the interest rate curve. As a result, the impact from non-parallel movements may be materially different from the estimated impact of parallel movements. For example, if long-term interest rates increase more than short-term interest rates (sometimes referred to as a steepening of the yield curve) in North America, the decrease in the value of our swaps may be greater than the decrease in the value of our insurance liabilities. This could result in a charge to net income attributed to shareholders in the short-term even though the rising and steepening of the yield curve, if sustained, may have a positive long-term economic impact.
The interest rate and spread risk sensitivities are determined in isolation of each other and therefore do not reflect the combined impact of changes in government rates and credit spreads between government, swap and corporate rates occurring simultaneously. As a result, the impact of the summation of each individual sensitivity may be materially different from the impact of sensitivities to simultaneous changes in interest rate and spread risk.
The potential impact on net income attributed to shareholders does not take into account any future potential changes to our ultimate reinvestment rate assumptions or calibration criteria for stochastic risk-free rates. At December 31, 2019, we estimated the sensitivity of our net income attributed to shareholders to a 10 basis point reduction in the URR in all geographies, and a corresponding change to stochastic risk-free modeling, to be a charge of $350 million (post-tax); and note that the impact of changes to the URR are not linear. The long-term URR for risk-free rates in Canada is prescribed at 3.05% and we use the same assumption for the U.S. Our assumption for Japan is 1.6%. The ASB is currently conducting another review of the URR with any changes expected to be announced and implemented in 2021.
The potential impact on net income attributable to shareholders does not take into account other potential impacts of lower interest rate levels, for example, increased strain on the sale of new business or lower interest earned on our surplus assets. The impact also does not reflect any unrealized gains or losses on AFS fixed income assets held in our Corporate and Other segment. Changes in the market value of these assets may provide a natural economic offset to the interest rate risk arising

Manulife Financial Corporation - Third Quarter 2020

from our product liabilities. In order for there to also be an accounting offset, the Company would need to realize a portion of the AFS fixed income asset unrealized gains or losses. It is not certain we would realize any of the unrealized gains or losses available.
The impact does not reflect any potential effect of changing interest rates to the value of our ALDA assets. Rising interest rates could negatively impact the value of our ALDA (see “Critical Actuarial and Accounting Policies – Fair Value of Invested Assets”, on page 67 of our 2019 Annual Report). More information on ALDA assets can be found under the section C5 “Alternative long-duration asset performance risk”.

Under LICAT, changes in unrealized gains or losses in our AFS bond portfolio resulting from interest rate shocks tend to dominate capital sensitivities. As a result, the reduction in interest rates improves LICAT total ratios and vice-versa.
The following table shows the potential impact on net income attributed to shareholders including the change in the market value of AFS fixed income assets held in our Corporate and Other segment, which could be realized through the sale of these assets.

Potential impact on net income attributed to shareholders and MLI’s LICAT total ratio of an immediate parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1),(2),(3),(4)
	September 30, 2020				December 31, 2019
As at	-50	bp	+50	bp	-50	bp	+50	bp
Net income attributed to shareholders ($ millions)
Excluding change in market value of AFS fixed income assets held in the Corporate and Other segment	$-		$(200)		$(100)		$(100)
From fair value changes in AFS fixed income assets held in the Corporate and Other segment, if realized	2,400		(2,200)		1,700		(1,600)
MLI's LICAT total ratio (Percentage points)
LICAT total ratio change in percentage points(5)	7		(7)		4		(4)

(1)
See “Caution related to sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates, as the impact on the quoted sensitivities is not considered to be material.

(2)
Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.

(3)	The amount of gain or loss that can be realized on AFS fixed income assets held in the Corporate and Other segment will depend on the aggregate amount of unrealized gain or loss.
(4)	Sensitivities are based on projected asset and liability cash flows and the impact of realizing fair value changes in AFS fixed income is based on the holdings at the end of the period.
(5)	LICAT impacts include realized and unrealized fair value changes in AFS fixed income assets. LICAT impacts do not reflect the impact of the scenario switch discussed below.

The following tables show the potential impact on net income attributed to shareholders resulting from a change in corporate spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders and MLI’s LICAT total ratio arising from changes to corporate spreads and swap spreads(1),(2),(3)
Corporate spreads(4),(5)	September 30, 2020				December 31, 2019
As at	-50	bp	+50	bp	-50	bp	+50	bp
Net income attributed to shareholders ($ millions)	$(1,000)		$800		$(800)		$800
MLI’s LICAT total ratio (change in percentage points)(6)	(5)		4		(7)		5

Swap spreads	September 30, 2020				December 31, 2019
As at	-20	bp	+20	bp	-20	bp	+20	bp
Net income attributed to shareholders ($ millions)	$-		$-		$100		$(100)
MLI’s LICAT total ratio (change in percentage points)(6)	nil		nil		nil		nil

(1)	See “Caution related to sensitivities” above.
(2)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the Corporate and Other segment and excludes the impact of changes in segregated fund bond values due to changes in credit spreads. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate and swap spreads.

(3)	Sensitivities are based on projected asset and liability cash flows.
(4)	Corporate spreads are assumed to grade to the long-term average over five years.
(5)
As the sensitivity to a 50 basis point decline in corporate spreads includes the impact of a change in deterministic reinvestment scenarios where applicable, the impact of changes to corporate spreads for less than, or more than, the amounts indicated are unlikely to be linear.

(6)
LICAT impacts include realized and unrealized fair value change in AFS fixed income assets. Under LICAT, spread movements are determined from a selection of investment grade bond indices with BBB and better bonds for each jurisdiction. For LICAT, we use the following indices: FTSE TMX Canada All Corporate Bond Index, Barclays USD Liquid Investment Grade Corporate Index, and Nomura-BPI (Japan). LICAT impacts presented for corporate spreads do not reflect the impact of the scenario switch discussed below.

Manulife Financial Corporation - Third Quarter 2020

LICAT Scenario Switch
Typically, a reduction in interest rates improves LICAT capital ratios and vice-versa. However, when interest rates decline past a certain threshold, reflecting the combined movement in risk-free rates and corporate spreads, a different prescribed interest rate stress scenario needs to be taken into account in the LICAT ratio calculation according to the OSFI guideline.
The OSFI guideline specifies four stress scenarios for interest rates and prescribes the methodology to determine the most adverse scenario to apply for each geographic region based on current market inputs and the Company’s balance sheet.
We estimate the potential impact of a switch in the scenarios would be approximately a one-time six percentage point decrease in MLI’s total LICAT ratio. Under recently issued guidelines from OSFI in 1Q20, should the scenario switch be triggered, the impact would be reflected over 6 quarters using a rolling average of interest rate risk capital for participating products.
The potential negative impact of a switch in scenarios is not reflected in the stated risk-free rate and corporate spread sensitivities, as it is a one-time impact. After this one-time event, the sensitivity of the LICAT ratio to further decreases in risk-free interest rates would continue to improve the LICAT capital position.
The level of interest rates and corporate spreads that would trigger a switch in the scenarios is dependent on market conditions and movements in the Company’s asset and liability position. The scenario switch, if triggered, could reverse in response to subsequent increases in rates and/or corporate spreads.
C5 Alternative long-duration asset performance risk
The following table shows the potential impact on net income attributed to shareholders resulting from an immediate 10% change in market values of ALDA followed by a return to the expected level of growth assumed in the valuation of policy liabilities. If market values were to remain flat for an entire year, the potential impact would be roughly equivalent to an immediate decline in market values equal to the expected level of annual growth assumed in the valuation of policy liabilities. Further, if after market values dropped 10% they continued to decline, remained flat, or grew more slowly than assumed in the valuation of policy liabilities, the potential impact on net income attributed to shareholders could be considerably more than shown. Refer to section D3 “Sensitivity of policy liabilities to asset related assumptions”, for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions.
ALDA includes commercial real estate, timber and farmland real estate, oil and gas direct holdings, and private equities, some of which relate to oil and gas.

Potential impact on net income attributed to shareholders and MLI LICAT arising from changes in ALDA returns(1),(2),(3),(4),(5),(6)
As at	September 30, 2020		December 31, 2019
($ millions)	-10%	+10%	-10%	+10%
Net income attributed to shareholders
Real estate, agriculture and timber assets	$(1,600)	$1,400	$(1,300)	$1,200
Private equities and other ALDA	(2,000)	1,800	(1,800)	1,700
Total	$(3,600)	$3,200	$(3,100)	$2,900
MLI’s LICAT total ratio (change in percentage points)	(5)	3	(5)	4

(1)	See “Caution Related to Sensitivities” above.
(2)	This impact is calculated as at a point-in-time impact and does not include: (i) any potential impact on ALDA weightings; or (ii) any gains or losses on ALDA held in the Corporate and Other segment.
(3)
The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in ALDA returns. For some classes of ALDA, where there is not an appropriate long-term benchmark available, the return assumptions used in valuation are not permitted by the Standards of Practice and CIA guidance to result in a lower reserve than an assumption based on a historical return benchmark for public equities in the same jurisdiction.

(4)	Net income impact does not consider any impact of the market correction on assumed future return assumptions.
(5)
Please refer to section D3 “Sensitivity of policy liabilities to asset related assumptions” for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions.

(6)	The impact of changes to the portfolio asset mix supporting our North American legacy businesses are reflected in the sensitivities when the changes take place.

C6 Credit risk exposure measures
Allowances for losses on loans are established taking into consideration normal historical credit loss levels and future expectations, with an allowance for adverse deviations. Additionally, we make general provisions for credit losses from future asset impairments in the determination of policy liabilities. The amount of the provision for credit losses included in policy liabilities is established through regular monitoring of all credit related exposures, considering such information as general
Manulife Financial Corporation - Third Quarter 2020

market conditions, industry and borrower specific credit events and any other relevant trends or conditions. To the extent that an asset is written off, or disposed of, any allowance and general provisions for credit losses are released.
Our general provision for credit losses included in policyholder liabilities as at September 30, 2020 was $4,492 million compared to $3,959 million as at December 31, 2019. This provision represents 1.7% of our fixed income assets1 supporting policy liabilities reported on our Consolidated Statements of Financial Position as at September 30, 2020.
As at September 30, 2020 and December 31, 2019, the impact of a 50% increase in credit defaults over the next year in excess of the rates provided for in policy liabilities, would reduce net income attributed to shareholders by $77 million and $69 million, respectively.
Credit downgrades of fixed income investments would adversely impact our regulatory capital, as required capital levels for these investments are based on the credit quality of each instrument. In addition, credit downgrades could also lead to a higher general provision for credit losses than had been assumed in policy liabilities, resulting in an increase in policy liabilities and a reduction in net income attributed to shareholders. The estimated impact of a one-notch2 ratings downgrade across 25% of fixed income assets would result in an increase to policy liabilities and a decrease to our net income attributed to shareholders of $350 million post-tax. This ratings downgrade would result in a one percentage point reduction to our LICAT ratio. Approximately 58% of the impact on our policy liabilities and net income attributed to shareholders relates to fixed income assets rated BBB and below.
The table below shows net impaired assets and allowances for loan losses.
Net Impaired Assets and Loan Losses
As at ($ millions, unless otherwise stated)	September 30, 2020	December 31, 2019
Net impaired fixed income assets	$315	$234
Net impaired fixed income assets as a % of total invested assets	0.076%	0.062%
Allowance for loan losses	$110	$20
C7 Risk factors - Pandemic risk and potential implications of COVID-19
In our 2019 MD&A we outlined risk factors that may affect future results, including the potential impact of catastrophic events such as the global spread of diseases or illnesses. In 1Q20, the viral outbreak known as COVID-19 rapidly developed into a global pandemic. In response, worldwide emergency measures were taken, and continue to be taken, to combat the spread of the virus, including the imposition of travel restrictions, business closure orders, and regional quarantines and physical distancing requirements. In addition, governments have implemented unprecedented monetary and fiscal policy changes aimed to help stabilize economies and capital markets.
We cannot predict future legal and regulatory responses to concerns about the COVID-19 pandemic and related public health issues and how these responses may impact our business. The COVID-19 pandemic, actions taken globally in response to it, and the ensuing economic downturn have caused significant disruption to global supply chains, business activities and economies. The depth, breadth and duration of these disruptions continue to remain highly uncertain. While the pandemic continues, with local or regional resurgences, governments continue to apply a variety of measurers to concurrently mitigate further strains on public health systems and help stabilize economies. As a result, it is difficult to predict how significant the longer-term impact of the COVID-19 pandemic, including any responses to it, will be on the global economy and our business. These disruptions, if they continue, could have a significant adverse impact on our global businesses and operations and on our financial results.
We have outlined these risks in more detail in two parts. Those risk factors related specifically to the COVID-19 pandemic are described in this section and those related to the broader economic uncertainty are described below (see C8 - Global outlook and economic uncertainties).
Strategic Risk Factors
◾
The ongoing COVID-19 pandemic could continue to adversely impact our financial results in future periods as a result of reduced new business, reduced asset-based fee revenue, and net unfavourable policyholder experience including claims experience and premium persistency. The uncertainty around the expected duration of the pandemic and the measures put in place by governments to respond to it could further depress business activity and financial markets, which could lead to lower net income attributed to shareholders. While in recent years we’ve taken significant actions

[1]	Includes debt securities, private placements and mortgages.
[2]	A one-notch downgrade is equivalent to a ratings downgrade from A to A- or BBB- to BB+.

Manulife Financial Corporation - Third Quarter 2020

to diversify and bolster the resilience of our Company, further management actions may be required, including, but not limited to, changes to business and product mix, pricing structures on in-force and new business, investment mix, hedging programs, and the use of reinsurance.

◾
Collaborative activities required to advance our strategic initiatives could also be impeded as emergency measures to combat the virus significantly restrict direct human interactions and movement. Although we expect that our digital capabilities and tools should enable us to reasonably conduct business while emergency measures are in place, there can be no assurance these or other strategies taken to address adverse impacts related to the COVID-19 pandemic will be successful.

◾
We have experienced ongoing disruptions to our underwriting processes as a result of government measures taken to stop the spread of the virus, including the temporary closure of paramedical services in some markets, as well as consumer fears over in-person services which have led to lower sales volumes. To help mitigate the impacts of these disruptions, and to continue to support our customers with their insurance needs, we took steps to temporarily adjust our underwriting processes to allow us to accept certain low risk applications. We will continue to monitor the situation and adjust underwriting practices where necessary (i.e. digital applications and further modifications to underwriting requirements in lower risk applications).

Product Risk Factors
◾
Claims and lower lapses on certain products resulting from pandemic-related events could cause substantial volatility in our financial results in any period and could materially reduce our profitability or impair our financial condition. Further, large-scale events such as COVID-19 reduce the overall level of economic activity as well as activity through our distribution channels, which could continue to adversely impact our ability to write new business. It is also possible that geographic concentration of insured individuals could increase the severity of claims experience. The effectiveness of external parties, including governmental and non-governmental organizations, in combating the pandemic is outside of our control but could also have a material and adverse impact on our results of operations.

◾
Increased economic uncertainty and increased unemployment resulting from the economic impacts of the spread of COVID-19 may also result in policyholders seeking sources of liquidity and withdrawing at rates greater than we previously expected. If premium persistency is less than anticipated or if policyholder lapse rates significantly exceed our expectations, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

◾
We purchase reinsurance protection on certain risks underwritten or assumed by our various insurance businesses. As a result of COVID-19 we may find reinsurance more difficult or costly to obtain. In addition, reinsurers may dispute, or seek to reduce or eliminate, coverage on policies as a result of any changes to policies or practices we make as a result of COVID-19.

Operational Risk Factors
◾
The pandemic has resulted in the imposition of government measures to restrict the movement of people, including travel bans and physical distancing requirements and other containment measures. These measures have led to disruptions to business operations across our global offices. While our business continuity plans have been executed across the organization with the vast majority of employees shifting to remote work arrangements and our networks and systems have generally remained stable in supporting this large-scale effort, there can be no assurance that our ability to continue to operate our business will not be adversely impacted if our networks and systems, including those aspects of our operations which rely on services provided by third parties, fail to operate as expected. The successful execution of business continuity strategies by third parties is outside our control. If one or more of the third parties to whom we outsource certain critical business activities fails to perform as a result of the impacts from the spread of COVID-19, it may have a material adverse effect on our business and operations.

◾
In the first and second quarter of 2020, our global processing centres’ operational capacity was temporarily impacted due to strict government measures to lock down businesses and limit the movement of people within their jurisdictions, which resulted in slower processing times and lower than expected customer experience. This reduction in operating capacity required us to reallocate capacity to less impacted geographies, expand the use of remote work capabilities, and deprioritize non-essential business activities. While the capacity of our global processing centres has been restored, there can be no assurance that strategies taken to mitigate COVID-19 related pandemic impacts will continue to be successful if operating conditions deteriorate further in the future, either due to additional restrictions imposed by authorities or because of any other adverse development.

◾
The implementation of widespread remote work arrangements also increases other operational risks, including, but not limited to, fraud, money-laundering, information security, privacy, and third-party risks. We are relying on our risk management strategies to monitor and mitigate these and other operational risks during this period of heightened uncertainty.

Manulife Financial Corporation - Third Quarter 2020

◾
We may incur increased administrative expenses as a result of process and other changes we implemented in response to COVID-19. In addition, we may face increased workplace safety costs and risks and employee-relations challenges and claims.

C8 Risk Factors - Global outlook and economic uncertainties
The COVID-19 pandemic and actions taken in response to it have resulted in a significant economic downturn and significant disruptions in supply chains and business activity globally. Updates to specific risk factors are noted below:
Market Risk Factors
◾
The pandemic and resulting economic downturn has contributed to significant volatility and declines in financial and commodity markets. Central banks announced emergency interest rate cuts, while governments implemented unprecedented fiscal stimulus packages to support economic stability. The pandemic has resulted in a global recessionary environment with continued market volatility and low or negative interest rates, which may continue to impact our net income attributed to shareholders. Our investment portfolio has been, and may continue to be, adversely affected as a result of market developments from the COVID-19 pandemic and related uncertainty.

◾
We have hedging programs, supported by a comprehensive collateral management program in place to help mitigate the risk of interest rate and public equity market volatility. Our interest rate and public equity variable annuity hedging programs have performed with a high level of effectiveness during this period of volatility to date.

◾
Extreme market volatility may leave us unable to react to market events in a manner consistent with our historical investment practices in dealing with more orderly markets. Market dislocations, decreases in observable market activity or unavailability of information arising from the spread of COVID-19, may restrict our access to key inputs used to derive certain estimates and assumptions made in connection with financial reporting or otherwise, including estimates and changes in long term macro-economic assumptions relating to accounting for future credit losses. Restricted access to such inputs may make our financial statement balances and estimates and assumptions used to run our business subject to greater variability.

◾
The global recessionary environment could continue to put downward pressure on asset valuations and increase the risk of potential impairments of investments, in particular, for more exposed sectors such as transportation, services and consumer cyclical industries. The COVID-19 pandemic has contributed to supply and demand shocks that have created historic dislocation in the energy markets and could continue to adversely impact our oil and gas and other energy-related investments. Furthermore, delays in general return-to-office policies and practices and/or reduced demand for office space could continue to have a negative impact on our commercial real estate portfolio.

Liquidity risk and capital management
◾
Extreme market volatility and stressed conditions resulting from COVID-19 could result in additional cash and collateral demands primarily from changes to policyholder termination or renewal rates, withdrawals of customer deposit balances, borrowers renewing or extending their loans when they mature, derivative settlements or collateral demands, reinsurance settlements or collateral demands and our willingness to support the local solvency position of our subsidiaries. Such an environment could also limit our access to capital markets. We maintain strong financial strength ratings from our credit rating agencies. However, sustained global economic uncertainty could result in adverse credit ratings changes which in turn could result in more costly or limited access to funding sources. In addition, while we currently have a variety of sources of liquidity including cash balances, short-term investments, government and highly rated corporate bonds, and access to contingent liquidity facilities, there can be no assurance that these sources will provide us with sufficient liquidity on commercially reasonable terms in the future.

◾
On March 13, 2020, OSFI announced measures to support the resilience of financial institutions including their expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted for the time being. Accordingly, the Company has not repurchased its shares since March 13, 2020.

Credit Risk Factors
◾
A prolonged economic slowdown or recession could continue to impact a wide range of industries to which we are exposed. Further, borrower or counterparty downgrades or defaults would cause increased provisions or impairments related to our general fund invested assets and derivative financial instruments, and an increase in provisions for future credit impairments to be included in our policy liabilities. This could result in losses potentially above our long-term expected levels.

◾
We have experienced downgrades across some industries in our portfolio which may continue in subsequent quarters. The general fund portfolio is constructed through credit selection criteria and is diversified with the majority of the portfolio rated investment grade which helps to mitigate risks associated with the current economic downturn. Our approach includes seeking investments which perform more favourably in the longer term, throughout economic

Manulife Financial Corporation - Third Quarter 2020

and business cycles, but there can be no assurance these or other strategies taken to address adverse impacts related to the COVID-19 pandemic will be successful.
D CRITICAL ACTUARIAL AND ACCOUNTING POLICIES
D1 Critical actuarial and accounting policies
Our significant accounting policies are described in note 1 to our Consolidated Financial Statements for the year ended December 31, 2019. The critical actuarial and accounting policies and estimation processes relate to the determination of insurance and investment contract liabilities, assessment of control over other entities for consolidation, estimation of fair value of invested assets, evaluation of invested asset impairment, accounting for derivative financial instruments, determination of pension and other post-employment benefit obligations and expenses, accounting for income taxes and uncertain tax positions and valuation and impairment of goodwill and intangible assets as described on pages 60 to 68 of our 2019 Annual Report.
D2 Actuarial methods and assumptions
A comprehensive review of actuarial methods and assumptions is performed annually. The review is designed to reduce the Company’s exposure to uncertainty by ensuring assumptions for both asset and liability related risks remain appropriate. This is accomplished by monitoring experience and selecting assumptions which represent a current best estimate view of expected future experience, and margins for adverse deviations that are appropriate for the risks assumed. While the assumptions selected represent the Company’s current best estimates and assessment of risk, the ongoing monitoring of experience and the changes in economic environment are likely to result in future changes to the actuarial assumptions, which could materially impact the insurance contract liabilities.
The completion of the 2020 annual review of actuarial methods and assumptions resulted in an increase in insurance contract liabilities of $563 million, net of reinsurance, and a decrease in net income attributed to shareholders of $198 million post-tax.
	Change in insurance contract liabilities, net of reinsurance
For the three and nine months ended September 30, 2020 ($ millions)	Total	Attributed to Participating policyholders’ account(1)	Attributed to shareholders’ account	Change in net Income attributed to shareholders (post-tax)
Canada variable annuity product review	$(42)	$-	$(42)	$31
Mortality and morbidity updates	(304)	(1)	(303)	232
Lapses and policyholder behaviour	893	-	893	(682)
Investment-related updates	(212)	(153)	(59)	31
Other updates	228	455	(227)	190
Net impact	$563	$301	$262	$(198)
(1)
The change in insurance contract liabilities, net of reinsurance, attributable to the participating policyholders’ account was driven by refinements to our valuation models, primarily due to annual updates to reflect market movements in the first half of 2020.

Canada variable annuity product review
The review of our variable annuity product in Canada resulted in a $31 million post-tax gain to net income attributed to shareholders.
The gain was driven by refinements to our segregated fund guaranteed minimum withdrawal benefit valuation models, partially offset by updates to lapse assumptions to reflect emerging experience.
Updates to mortality and morbidity
Mortality and morbidity updates resulted in a $232 million post-tax gain to net income attributed to shareholders.
The gain was primarily driven by a review of our reinsurance arrangements and mortality margins for preferred risk classes in our Canada Individual Insurance business, as well as updates to the morbidity assumptions on certain products in Japan. This was partially offset by a charge from the review of mortality assumptions in our U.S. Insurance business, where emerging experience showed higher mortality at older attained ages.
Other updates to mortality and morbidity assumptions were made across several products, largely in Canada, to reflect recent experience resulting in a net post-tax gain to net income attributable to shareholders.
Updates to lapses and policyholder behaviour
Updates to lapses and policyholder behaviour assumptions resulted in a $682 million post-tax charge to net income attributed to shareholders.

Manulife Financial Corporation - Third Quarter 2020

We completed a detailed review of the lapse assumptions for universal life policies in Canada, including both yearly renewable term, and level cost of insurance products. We lowered the ultimate lapse assumptions due to the emergence of more recent data, which resulted in a post-tax charge of $504 million to net income attributed to shareholders, primarily driven by adverse experience on large policies.
Other updates to lapse and policyholder behaviour assumptions were made across several products to reflect recent experience resulting in a net post-tax charge to net income attributable to shareholders. The primary driver of the charge was adverse lapse experience from retail policies in Japan.
Investment-related updates
Updates to investment return assumptions resulted in a $31 million post-tax gain to net income attributed to shareholders.
Other updates
Other updates resulted in a $190 million post-tax gain to net income attributed to shareholders. This incorporated several positive items including updates to our U.S. segregated fund guaranteed minimum withdrawal benefit valuation models, as well as updates to the projection of our tax and liability cash flows in the U.S to align with updated U.S. tax and statutory reporting standard changes, partially offset by refinements to our valuation models, primarily driven by annual updates to reflect market movements in the first half of 2020.
Impact of changes in actuarial methods and assumptions by segment
The impact of changes in actuarial methods and assumptions in Canada resulted in a $77 million post-tax gain to net income attributed to shareholders. The gain was driven by updates to certain Individual Insurance reinsurance arrangements and mortality margins for preferred risk classes, as well as refinements to our valuation models, primarily driven by annual updates to reflect market movements in the first half of 2020, largely offset by updated lapse assumptions on our universal life products.
In the U.S., the impact of changes in actuarial methods and assumptions resulted in a $301 million post-tax charge to net income attributed to shareholders. The charge was driven by updates to our life mortality assumptions to reflect emerging experience, as well as refinements to our valuation models, primarily driven by annual updates to reflect market movements in the first half of 2020, partially offset by updates to our U.S. segregated fund guaranteed minimum withdrawal benefit valuation models, as well as updates to the projection of our tax and liability cash flows to align with updated U.S. tax and statutory reporting standards.
The impact of changes in actuarial methods and assumptions in Asia resulted in a $41 million post-tax charge to net income attributed to shareholders. The charge was primarily driven by Japan, whereby lapse and morbidity updates on certain products to reflect emerging experience were partially offsetting.
The impact of changes in actuarial methods and assumptions in Corporate and Other (which includes our Reinsurance business) resulted in a $67 million post-tax gain to net income attributed to shareholders.
D3 Sensitivity of policy liabilities to asset related assumptions
When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects net income attributed to shareholders. The sensitivity of net income attributed to shareholders to updates to certain asset related assumptions underlying policy liabilities is shown below and assumes that there is a simultaneous change in the assumptions across all business units.
For changes in asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting policy liabilities. In practice, experience for each assumption will frequently vary by geographic market and business, and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.

Manulife Financial Corporation - Third Quarter 2020

Potential impact on net income attributed to shareholders arising from changes to asset related assumptions supporting actuarial liabilities
	Increase (decrease) in after-tax net income attributed to shareholders
As at	September 30, 2020		December 31, 2019
($ millions)	Increase	Decrease	Increase	Decrease
Asset related assumptions updated periodically in valuation basis changes
100 basis point change in future annual returns for public equities(1)	$500	$(500)	$500	$(500)
100 basis point change in future annual returns for ALDA(2)	4,300	(5,200)	3,800	(4,400)
100 basis point change in equity volatility assumption for stochastic segregated fund modelling(3)	(200)	200	(300)	300
(1)
The sensitivity to public equity returns above includes the impact on both segregated fund guarantee reserves and on other policy liabilities. Expected long-term annual market growth assumptions for public equities are based on long-term historical observed experience and compliance with actuarial standards. As at September 30, 2020, the growth rates inclusive of dividends in the major markets used in the stochastic valuation models for valuing segregated fund guarantees are 9.2% per annum in Canada, 9.6% per annum in the U.S. and 6.2% per annum in Japan. Growth assumptions for European equity funds are market-specific and vary between 8.3% and 9.9%.

(2)
ALDA include commercial real estate, timber, farmland, direct oil and gas properties, and private equities, some of which relate to oil and gas. Expected long-term return assumptions for ALDA and public equity are set in accordance with the Standards of Practice for the valuation of insurance contract liabilities and guidance published by the CIA. Annual best estimate return assumptions for ALDA and public equity include market growth rates and annual income, such as rent, production proceeds and dividends, and will vary based on our holding period. Over a 20-year horizon, our best estimate return assumptions range between 5.25% and 11.65%, with an average of 9.3% based on the current asset mix backing our guaranteed insurance and annuity business as of September 30, 2020. Our return assumptions including the margins for adverse deviations in our valuation, which take into account the uncertainty of achieving the returns, range between 2.5% and 7.5%, with an average of 6.1% based on the asset mix backing our guaranteed insurance and annuity business as of September 30, 2020.

(3)
Volatility assumptions for public equities are based on long-term historical observed experience and compliance with actuarial standards. The resulting volatility assumptions are 16.5% per annum in Canada and 17.1% per annum in the U.S. for large-cap public equities, and 19.1% per annum in Japan. For European equity funds, the volatility varies between 16.3% and 17.7%.

D4 Accounting and reporting changes
For accounting and reporting changes during the quarter, refer to note 2 of our unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2020.
In addition, we have provided enhanced disclosures on measurement uncertainty in notes 1, 3 and 11 of our unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2020.
E OTHER
E1 Outstanding shares – selected information
Common shares
As at October 31, 2020 MFC had 1,939,829,037 common shares outstanding.
E2 Legal and regulatory proceedings
We are regularly involved in legal actions, both as a defendant and as a plaintiff. Information on legal and regulatory proceedings can be found in note 12 of our unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2020.
E3 Performance and non-GAAP measures
We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited financial statements. Non-GAAP measures include: core earnings (loss); core ROE; diluted core earnings per common share; pre-tax core earnings; core earnings before income taxes, depreciation and amortization (“core EBITDA”); core EBITDA margin; core investment gains; core general expenses; constant exchange rate basis (measures that are reported on a constant exchange rate basis include percentage growth/decline in core earnings, core general expenses, pre-tax core earnings, sales, APE sales, gross flows, net flows, core EBITDA, new business value (“NBV”), assets under management, assets under management and administration (“AUMA”), average assets under management and administration (“average AUMA”) and Global Wealth and Asset Management revenue); assets under administration; expense efficiency ratio; assets under management and administration; assets under management; average AUMA, consolidated capital; embedded value; new business value; new business value margin (“NBV margin”); sales; APE sales; gross flows; and net flows. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Manulife Financial Corporation - Third Quarter 2020

Core earnings (loss) is a non-GAAP measure which we believe aids investors in better understanding the long-term earnings capacity and valuation of the business. Core earnings allows investors to focus on the Company’s operating performance by excluding the direct impact of changes in equity markets and interest rates, changes in actuarial methods and assumptions as well as a number of other items, outlined below, that we believe are material, but do not reflect the underlying earnings capacity of the business. For example, due to the long-term nature of our business, the mark-to-market movements of equity markets, interest rates, foreign currency exchange rates and commodity prices from period-to-period can, and frequently do, have a substantial impact on the reported amounts of our assets, liabilities and net income attributed to shareholders. These reported amounts are not actually realized at the time and may never be realized if the markets move in the opposite direction in a subsequent period. This makes it very difficult for investors to evaluate how our businesses are performing from period-to-period and to compare our performance with other issuers.
We believe that core earnings better reflect the underlying earnings capacity and valuation of our business. We use core earnings as the basis for management planning and reporting and, along with net income attributed to shareholders, as a key metric used in our short and mid-term incentive plans at the total Company and operating segment level.
While core earnings is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macro-economic factors which can have a significant impact. See “Quarterly financial information” below for reconciliation of core earnings to net income (loss) attributed to shareholders.
Any future changes to the core earnings definition referred to below, will be disclosed.
Items included in core earnings:
1.
Expected earnings on in-force policies, including expected release of provisions for adverse deviation, fee income, margins on group business and spread business such as Manulife Bank and asset fund management.

2.	Macro hedging costs based on expected market returns.
3.	New business strain and gains.
4.	Policyholder experience gains or losses.
5.	Acquisition and operating expenses compared with expense assumptions used in the measurement of policy liabilities.
6.
Up to $400 million of net favourable investment-related experience reported in a single year, which are referred to as “core investment gains”. This means up to $100 million in the first quarter, up to $200 million on a year-to-date basis in the second quarter, up to $300 million on a year-to-date basis in the third quarter and up to $400 million on a full year basis in the fourth quarter. Any investment-related experience losses reported in a quarter will be offset against the net year-to-date investment-related experience gains with the difference being included in core earnings subject to a maximum of the year-to-date core investment gains and a minimum of zero, which reflects our expectation that investment-related experience will be positive through-the-business cycle. To the extent any investment-related experience losses cannot be fully offset in a quarter they will be carried forward to be offset against investment-related experience gains in subsequent quarters in the same year, for purposes of determining core investment gains. Investment-related experience relates to fixed income investing, ALDA returns, credit experience and asset mix changes other than those related to a strategic change. An example of a strategic asset mix change is outlined below.

•
This favourable and unfavourable investment-related experience is a combination of reported investment experience as well as the impact of investing activities on the measurement of our policy liabilities. We do not attribute specific components of investment-related experience to amounts included or excluded from core earnings.

•
The $400 million threshold represents the estimated average annualized amount of net favourable investment-related experience that the Company reasonably expects to achieve through-the-business cycle based on historical experience. It is not a forecast of expected net favourable investment-related experience for any given fiscal year.

•	Our average net annualized investment-related experience calculated from the introduction of core earnings in 2012 to the end of 2019 was $527 million (2012 to the end of 2018 was $493 million).
•
The decision announced on December 22, 2017 to reduce the allocation to ALDA in the portfolio asset mix supporting our legacy businesses was the first strategic asset mix change since we introduced the core earnings metric in 2012. We refined our description of investment-related experience in 2017 to note that asset mix changes other than those related to a strategic change are taken into consideration in the investment-related experience component of core investment gains.

•
While historical investment return time horizons may vary in length based on underlying asset classes generally exceeding 20 years, for purposes of establishing the threshold, we look at a business cycle that is five or more years

Manulife Financial Corporation - Third Quarter 2020

and includes a recession. We monitor the appropriateness of the threshold as part of our annual five-year planning process and would adjust it, either to a higher or lower amount, in the future if we believed that our threshold was no longer appropriate.
•
Specific criteria used for evaluating a potential adjustment to the threshold may include, but are not limited to, the extent to which actual investment-related experience differs materially from actuarial assumptions used in measuring insurance contract liabilities, material market events, material dispositions or acquisitions of assets, and regulatory or accounting changes.

7.	Earnings on surplus other than mark-to-market items. Gains on available-for-sale (“AFS”) equities and seed money investments in segregated and mutual funds are included in core earnings.
8.	Routine or non-material legal settlements.
9.	All other items not specifically excluded.
10.	Tax on the above items.
11.	All tax related items except the impact of enacted or substantively enacted income tax rate changes.
Items excluded from core earnings:
1.	The direct impact of equity markets and interest rates and variable annuity guarantee liabilities includes the items listed below.
•
The earnings impact of the difference between the net increase (decrease) in variable annuity liabilities that are dynamically hedged and the performance of the related hedge assets. Our variable annuity dynamic hedging strategy is not designed to completely offset the sensitivity of insurance and investment contract liabilities to all risks or measurements associated with the guarantees embedded in these products for a number of reasons, including; provisions for adverse deviation, fund performance, the portion of the interest rate risk that is not dynamically hedged, realized equity and interest rate volatilities and changes to policyholder behaviour.

•	Gains (charges) on variable annuity guarantee liabilities not dynamically hedged.
•	Gains (charges) on general fund equity investments supporting policy liabilities and on fee income.
•
Gains (charges) on macro equity hedges relative to expected costs. The expected cost of macro hedges is calculated using the equity assumptions used in the valuation of insurance and investment contract liabilities.

•	Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of insurance and investment contract liabilities.
•	Gains (charges) on sale of AFS bonds and open derivatives not in hedging relationships in the Corporate and Other segment.
2.	Net favourable investment-related experience in excess of $400 million per annum or net unfavourable investment-related experience on a year-to-date basis.
3.	Mark-to-market gains or losses on assets held in the Corporate and Other segment other than gains on AFS equities and seed money investments in new segregated or mutual funds.
4.
Changes in actuarial methods and assumptions. As noted in the “Critical actuarial and accounting policies” section of our 2019 MD&A, policy liabilities for IFRS are valued in Canada under standards established by the Actuarial Standards Board. The standards require a comprehensive review of actuarial methods and assumptions to be performed annually. The review is designed to reduce the Company’s exposure to uncertainty by ensuring assumptions for both asset related and liability related risks remain appropriate and is accomplished by monitoring experience and selecting assumptions which represent a current best estimate view of expected future experience, and margins that are appropriate for the risks assumed. Changes related to ultimate reinvestment rates (“URR”) are included in the direct impact of equity markets and interest rates and variable annuity guarantee liabilities. By excluding the results of the annual reviews, core earnings assist investors in evaluating our operational performance and comparing our operational performance from period to period with other global insurance companies because the associated gain or loss is not reflective of current year performance and not reported in net income in most actuarial standards outside of Canada.

5.	The impact on the measurement of policy liabilities of changes in product features or new reinsurance transactions, if material.

Manulife Financial Corporation - Third Quarter 2020

6.	Goodwill impairment charges.
7.	Gains or losses on disposition of a business.
8.	Material one-time only adjustments, including highly unusual/extraordinary and material legal settlements or other items that are material and exceptional in nature.
9.	Tax on the above items.
10.	Impact of enacted or substantially enacted income tax rate changes.
 The following table summarizes for the past eight quarters core earnings and net income (loss) attributed to shareholders.
Total Company
	Quarterly Results								YTD Results
($ millions, unaudited)	3Q20	2Q20	1Q20	4Q19	3Q19	2Q19	1Q19	4Q18	2020	2019
Core earnings (loss)
Asia	$559	$489	$491	$494	$520	$471	$520	$463	$1,539	$1,511
Canada	279	342	237	288	318	312	283	305	858	913
U.S.	498	602	416	489	471	441	475	454	1,516	1,387
Global Wealth and Asset Management	308	238	250	265	281	242	233	231	796	756
Corporate and Other (excluding core investment gains)	(191)	(110)	(366)	(159)	(163)	(114)	(63)	(216)	(667)	(340)
Core investment gains	-	-	-	100	100	100	100	100	-	300
Total core earnings	1,453	1,561	1,028	1,477	1,527	1,452	1,548	1,337	4,042	4,527
Items to reconcile core earnings (loss) to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	147	(916)	(608)	182	(289)	146	327	(130)	(1,377)	184
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	390	73	792	(389)	(494)	(144)	249	(675)	1,255	(389)
Change in actuarial methods and assumptions	(198)	-	-	-	(21)	-	-	-	(198)	(21)
Reinsurance transactions	276	9	12	(34)	-	63	52	142	297	115
Restructuring charge	-	-	-	-	-	-	-	(63)	-	-
Tax-related items and other	-	-	72	(8)	-	(42)	-	(18)	72	(42)
Net income (loss) attributed to shareholders	$2,068	$727	$1,296	$1,228	$723	$1,475	$2,176	$593	$4,091	$4,374
Asia
	Quarterly Results								YTD Results
($ millions, unaudited)	3Q20	2Q20	1Q20	4Q19	3Q19	2Q19	1Q19	4Q18	2020	2019
Asia core earnings(1)	$559	$489	$491	$494	$520	$471	$520	$463	$1,539	$1,511
Items to reconcile core earnings to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	81	(40)	50	46	(13)	47	116	99	91	150
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	44	(81)	(458)	96	(372)	(42)	59	(244)	(495)	(355)
Change in actuarial methods and assumptions	(41)	-	-	-	(7)	-	-	-	(41)	(7)
Reinsurance transactions	8	9	12	-	-	-	-	-	29	-
Net income (loss) attributed to shareholders(1)	$651	$377	$95	$636	$128	$476	$695	$318	$1,123	$1,299

(1)
2018 core earnings and net income (loss) attributed to shareholders have been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment.

Manulife Financial Corporation - Third Quarter 2020

Canada
	Quarterly Results								YTD Results
($ millions, unaudited)	3Q20	2Q20	1Q20	4Q19	3Q19	2Q19	1Q19	4Q18	2020	2019
Canada core earnings(1)	$279	$342	$237	$288	$318	$312	$283	$305	$858	$913
Items to reconcile core earnings to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	(28)	(186)	(378)	69	(47)	2	453	(143)	(592)	408
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(43)	(14)	(725)	(97)	(335)	7	11	(234)	(782)	(317)
Change in actuarial methods and assumptions	77	-	-	-	(108)	-	-	-	77	(108)
Reinsurance transactions	6	-	-	(34)	-	-	4	-	6	4
Tax-related items and other	-	-	-	-	-	(4)	-	(2)	-	(4)
Net income (loss) attributed to shareholders(1)	$291	$142	$(866)	$226	$(172)	$317	$751	$(74)	$(433)	$896

(1)
2018 core earnings and net income (loss) attributed to shareholders have been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment.

U.S.
	Quarterly Results								YTD Results
($ millions, unaudited)	3Q20	2Q20	1Q20	4Q19	3Q19	2Q19	1Q19	4Q18	2020	2019
U.S. core earnings(1)	$498	$602	$416	$489	$471	$441	$475	$454	$1,516	$1,387
Items to reconcile core earnings to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	121	(682)	(266)	177	(134)	166	(143)	15	(827)	(111)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	311	(1,500)	1,702	(515)	(66)	(173)	61	(95)	513	(178)
Change in actuarial methods and assumptions	(301)	-	-	-	71	-	-	-	(301)	71
Reinsurance transactions	262	-	-	-	-	63	48	142	262	111
Tax-related items and other	-	-	-	(8)	-	5	-	(3)	-	5
Net income (loss) attributed to shareholders(1)	$891	$(1,580)	$1,852	$143	$342	$502	$441	$513	$1,163	$1,285

(1)
2018 core earnings and net income (loss) attributed to shareholders have been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment.

Global Wealth and Asset Management
	Quarterly Results								YTD Results
($ millions, unaudited)	3Q20	2Q20	1Q20	4Q19	3Q19	2Q19	1Q19	4Q18	2020	2019
Global WAM core earnings	$308	$238	$250	$265	$281	$242	$233	$231	$796	$756
Items to reconcile core earnings to net income (loss) attributed to shareholders:
Tax-related items and other	-	-	-	-	-	1	-	(13)	-	1
Net income (loss) attributed to shareholders	$308	$238	$250	$265	$281	$243	$233	$218	$796	$757

Manulife Financial Corporation - Third Quarter 2020

Corporate and Other
	Quarterly Results								YTD Results
($ millions, unaudited)	3Q20	2Q20	1Q20	4Q19	3Q19	2Q19	1Q19	4Q18	2020	2019
Corporate and Other core income (loss) (excluding core investment gains)(1)	$(191)	$(110)	$(366)	$(159)	$(163)	$(114)	$(63)	$(216)	$(667)	$(340)
Core investment gains (loss)	-	-	-	100	100	100	100	100	-	300
Total core earnings (loss)	(191)	(110)	(366)	(59)	(63)	(14)	37	(116)	(667)	(40)
Other items to reconcile core earnings (loss) to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	(27)	(8)	(14)	(110)	(95)	(69)	(99)	(101)	(49)	(263)
Direct impact of equity markets and interest rates	78	1,668	273	127	279	64	118	(102)	2,019	461
Changes in actuarial methods and assumptions	67	-	-	-	23	-	-	-	67	23
Tax-related items and other	-	-	72	-	-	(44)	-	-	72	(44)
Restructuring charge	-	-	-	-	-	-	-	(63)	-	-
Net income (loss) attributed to shareholders(1)	$(73)	$1,550	$(35)	$(42)	$144	$(63)	$56	$(382)	$1,442	$137
(1)
The Corporate and Other segment includes earnings on assets backing capital net of amounts allocated to operating segments. 2018 core income (loss) (excluding core investment gains) and net income (loss) attributed to shareholders have been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment.

Core return on common shareholders’ equity (“core ROE”) is a non-GAAP profitability measure that presents core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. The Company calculates core ROE using average common shareholders’ equity.
Diluted core earnings per common share is core earnings available to common shareholders expressed per diluted weighted average common share outstanding.
The Company also uses financial performance measures that are prepared on a constant exchange rate basis, which are non-GAAP measures that exclude the impact of currency fluctuations (from local currency to Canadian dollars at a total Company level and from local currency to U.S. dollars in Asia). Quarterly amounts stated on a constant exchange rate basis in this MD&A are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for 3Q20. Measures that are reported on a constant exchange rate basis include growth in core earnings, core general expenses, pre-tax core earnings, sales, APE sales, gross flows, net flows, core EBITDA, new business value, assets under management, assets under management and administration, average assets under management and administration and Global Wealth and Asset Management revenue.
Assets under management and administration (“AUMA”) is a non-GAAP measure of the size of the Company. It is comprised of the non-GAAP measures assets under management (“AUM”), which includes both assets of general account and external client assets for which we provide investment management services, and assets under administration (“AUA”), which includes assets for which we provide administrative services only. Assets under management and administration is a common industry metric for WAM businesses.
Assets under management and administration
As at	September 30,	June 30,	September 30,
($ millions)	2020	2020	2019
Total invested assets	$414,234	$413,864	$380,115
Segregated funds net assets	351,408	342,043	336,621
Assets under management per financial statements	765,642	755,907	716,736
Mutual funds	221,118	213,125	207,371
Institutional advisory accounts (excluding segregated funds)	105,499	108,036	93,102
Other funds	9,914	9,722	8,916
Total assets under management	1,102,173	1,086,790	1,026,125
Other assets under administration	155,211	149,511	140,425
Currency impact	-	(16,544)	9,056
AUMA at constant exchange rates	$1,257,384	$1,219,757	$1,175,606
Average assets under management and administration (“average AUMA”) is a non-GAAP measure of the average of Global WAM’s AUMA during the reporting period. It is a measure used in analyzing and explaining fee income and earnings of our Global Wealth and Asset Management segment. It is calculated as the average of the opening balance of AUMA and the
Manulife Financial Corporation - Third Quarter 2020

ending balance of AUMA using daily balances where available and month-end or quarter-end averages when daily averages are unavailable.
Consolidated capital is a non-GAAP measure. It serves as a foundation of our capital management activities at the MFC level. For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI. Consolidated capital is calculated as the sum of (i) total equity excluding accumulated other comprehensive income (“AOCI”) on cash flow hedges; and (ii) liabilities for capital instruments.
Consolidated capital
As at	September 30,	June 30,	September 30,
($ millions)	2020	2020	2019
Total equity	$53,884	$53,476	$50,770
Add AOCI loss on cash flow hedges	300	329	217
Add qualifying capital instruments	7,915	7,950	8,143
Consolidated capital	$62,099	$61,755	$59,130
Core EBITDA is a non-GAAP measure which Manulife uses to better understand the long-term earnings capacity and valuation of our Global WAM business on a basis more comparable to how the profitability of global asset managers is generally measured. Core EBITDA presents core earnings before the impact of interest, taxes, depreciation, and amortization. Core EBITDA excludes certain acquisition expenses related to insurance contracts in our retirement businesses which are deferred and amortized over the expected life time of the customer relationship under the CALM. Core EBITDA was selected as a key performance indicator for our Global WAM business, as EBITDA is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.
Core EBITDA margin is a non-GAAP measure which Manulife uses to better understand the long-term profitability of our Global WAM business on a more comparable basis to how profitability of global asset managers are measured. Core EBITDA margin presents core earnings before the impact of interest, taxes, depreciation, and amortization divided by total revenue from these businesses. Core EBITDA margin was selected as a key performance indicator for our Global WAM business, as EBITDA margin is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.
Global Wealth and Asset Management
	Quarterly Results
($ millions, unless otherwise stated, unaudited)	3Q20	2Q20	1Q20	4Q19	3Q19	2Q19	1Q19	4Q18
Core EBITDA	$446	$381	$390	$391	$404	$375	$366	$362
Amortization of deferred acquisition costs and other depreciation	(80)	(81)	(80)	(78)	(78)	(79)	(76)	(77)
Amortization of deferred sales commissions	(21)	(22)	(22)	(19)	(19)	(20)	(23)	(22)
Core earnings before income taxes	345	278	288	294	307	276	267	263
Core income tax (expense) recovery	(37)	(40)	(38)	(29)	(26)	(34)	(34)	(32)
Core earnings	$308	$238	$250	$265	$281	$242	$233	$231

Core EBITDA	$446	$381	$390	$391	$404	$375	$366	$362
Revenue	$1,465	$1,361	$1,426	$1,433	$1,409	$1,395	$1,358	$1,371
Core EBITDA Margin	30.4%	28.0%	27.3%	27.3%	28.7%	26.9%	27.0%	26.4%
Expense efficiency ratio is a non-GAAP measure which Manulife uses to measure progress towards our target to be more efficient. Efficiency ratio is defined as pre-tax general expenses included in core earnings (“core general expenses”) divided by the sum of core earnings before income taxes (“pre-tax core earnings”) and pre-tax core general expenses.
Embedded value (“EV”) is a measure of the present value of shareholders’ interests in the expected future distributable earnings on in-force business reflected in the Consolidated Statements of Financial Position of Manulife, excluding any value associated with future new business. EV is calculated as the sum of the adjusted net worth and the value of in-force business. The adjusted net worth is the IFRS shareholders’ equity adjusted for goodwill and intangibles, fair value of surplus assets, the carrying value of debt and preferred shares, and local statutory balance sheet, regulatory reserve, and capital for Manulife’s Asian business. The value of in-force business in Canada and the U.S. is the present value of expected future IFRS earnings on in-force business less the present value of the cost of holding capital to support the in-force business under the LICAT

Manulife Financial Corporation - Third Quarter 2020

framework. The value of in-force business in Asia reflects local statutory earnings and capital requirements. The value of in-force excludes our Global WAM, Manulife Bank and Property and Casualty Reinsurance businesses.
New business value (“NBV”) is the change in embedded value as a result of sales in the reporting period. NBV is calculated as the present value of shareholders’ interests in expected future distributable earnings, after the cost of capital, on actual new business sold in the period using assumptions that are consistent with the assumptions used in the calculation of embedded value. NBV excludes businesses with immaterial insurance risks, such as the Company’s Global WAM, Manulife Bank and the short-term Property and Casualty Reinsurance businesses. NBV is a useful metric to evaluate the value created by the Company’s new business franchise.
New business value margin (“NBV margin”) is calculated as NBV divided by APE excluding non-controlling interests. APE is calculated as 100% of annualized first year premiums for recurring premium products, and as 10% of single premiums for single premium products. Both NBV and APE used in the NBV margin calculation are after non-controlling interests and exclude our Global WAM, Manulife Bank and Property and Casualty Reinsurance businesses. NBV margin is a useful metric to help understand the profitability of our new business.
Sales are measured according to product type:
For individual insurance, sales include 100% of new annualized premiums and 10% of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year. Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance. Sales are reported gross before the impact of reinsurance.
For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.
APE sales are comprised of 100% of regular premiums/deposits and 10% of single premiums/deposits for both insurance and insurance-based wealth accumulation products.
Insurance-based wealth accumulation product sales include all new deposits into variable and fixed annuity contracts. As we discontinued sales of new Variable Annuity contracts in the U.S. in 1Q13, subsequent deposits into existing U.S. Variable Annuity contracts are not reported as sales. Asia variable annuity deposits are included in APE sales.
Bank new lending volumes include bank loans and mortgages authorized in the period.
Gross flows is a new business measure presented for our Global WAM business and includes all deposits into mutual funds, college savings 529 plans, group pension/retirement savings products, private wealth and institutional asset management products. Gross flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting assets.
Net flows is presented for our Global WAM business and includes gross flows less redemptions for mutual funds, college savings 529 plans, group pension/retirement savings products, private wealth and institutional asset management products. Net flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting and retaining assets. When gross flows exceed redemptions, net flows will be positive and will be referred to as net inflows. Conversely, when redemptions exceed gross flows, net flows will be negative and will be referred to as net outflows.
E4 Caution regarding forward-looking statements
From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements with respect to our business continuity plans and measures implemented in response to the COVID-19 pandemic and its expected impact on our businesses, operations, earnings and results, our expense efficiency program and, also related to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, and “restore” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.
Manulife Financial Corporation - Third Quarter 2020

Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); the severity, duration and spread of the COVID-19 outbreak, as well as actions that have been, or may be taken by governmental authorities to contain COVID-19 or to treat its impact; changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this document under “Risk Management and Risk Factors Update” and “Critical Actuarial and Accounting Policies”, under “Risk Management”, “Risk Factors” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent annual report and, in the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

Manulife Financial Corporation - Third Quarter 2020

E5 Quarterly financial information
The following table provides summary information related to our eight most recently completed quarters.
As at and for the three months ended	Sept 30,	Jun 30,	Mar 31,	Dec 31,	Sept 30,	Jun 30,	Mar 31,	Dec 31,
($ millions, except per share amounts or otherwise stated, unaudited)	2020	2020	2020	2019	2019	2019	2019	2018
Revenue
Premium income
Life and health insurance(1)	$5,302	$7,560	$8,454	$8,373	$8,309	$7,696	$8,077	$7,724
Annuities and pensions(2)	704	673	901	865	1,026	995	237	(5,892)
Net premium income	6,006	8,233	9,355	9,238	9,335	8,691	8,314	1,832
Investment income	3,521	5,262	3,284	4,004	3,932	3,710	3,747	3,278
Realized and unrealized gains and losses on assets supporting insurance and investment contract liabilities(3)	1,100	11,626	4,558	(4,503)	6,592	7,185	8,926	1,113
Other revenue	2,749	2,365	2,980	2,433	2,770	2,634	2,562	2,291
Total revenue	$13,376	$27,486	$20,177	$11,172	$22,629	$22,220	$23,549	$8,514
Income (loss) before income taxes	$2,170	$832	$1,704	$1,225	$715	$1,756	$2,524	$359
Income tax (expense) recovery	(381)	7	(597)	(89)	(100)	(240)	(289)	(43)
Net income (loss)	$1,789	$839	$1,107	$1,136	$615	$1,516	$2,235	$316
Net income (loss) attributed to shareholders	$2,068	$727	$1,296	$1,228	$723	$1,475	$2,176	$593
Reconciliation of core earnings to net income attributed to shareholders
Total core earnings(4)	$1,453	$1,561	$1,028	$1,477	$1,527	$1,452	$1,548	$1,337
Other items to reconcile net income attributed to shareholders to core earnings(5):
Investment-related experience outside of core earnings	147	(916)	(608)	182	(289)	146	327	(130)
Direct impact of equity markets, interest rates and variable annuity guarantee liabilities	390	73	792	(389)	(494)	(144)	249	(675)
Change in actuarial methods and assumptions	(198)	-	-	-	(21)	-	-	-
Reinsurance transactions	276	9	12	(34)	-	63	52	142
Restructuring charge	-	-	-	-	-	-	-	(63)
Tax-related items and other	-	-	72	(8)	-	(42)	-	(18)
Net income (loss) attributed to shareholders	$2,068	$727	$1,296	$1,228	$723	$1,475	$2,176	$593
Basic earnings (loss) per common share	$1.04	$0.35	$0.64	$0.61	$0.35	$0.73	$1.09	$0.28
Diluted earnings (loss) per common share	$1.04	$0.35	$0.64	$0.61	$0.35	$0.73	$1.08	$0.28
Segregated funds deposits	$9,158	$8,784	$11,215	$9,417	$9,160	$9,398	$10,586	$9,212
Total assets (in billions)	$876	$866	$831	$809	$812	$790	$780	$750
Weighted average common shares (in millions)	1,940	1,939	1,943	1,948	1,961	1,965	1,965	1,980
Diluted weighted average common shares (in millions)	1,942	1,941	1,947	1,953	1,965	1,969	1,969	1,983
Dividends per common share	$0.280	$0.280	$0.280	$0.250	$0.250	$0.250	$0.250	$0.250
CDN$ to US$1 - Statement of Financial Position	1.3339	1.3628	1.4187	1.2988	1.3243	1.3087	1.3363	1.3642
CDN$ to US$1 - Statement of Income	1.3321	1.3854	1.3449	1.3200	1.3204	1.3377	1.3295	1.3204
(1)	Includes ceded premiums related to the reinsurance of a block of our legacy U.S. Bank-Owned Life Insurance of US$2.4 billion in 3Q20.
(2)	Includes ceded premiums related to the reinsurance of a block of our legacy U.S. payout annuities of US$0.5 billion in 1Q19 and US$5.3 billion in 4Q18.
(3)
For fixed income assets supporting insurance and investment contract liabilities and for equities supporting pass-through products and derivatives related to variable hedging programs, the impact of realized and unrealized gains and losses on the assets is largely offset in the change in insurance and investment contract liabilities.

(4)	Core earnings is a non-GAAP measure. See “Performance and non-GAAP measures” above.
(5)
For explanations of other items, see “Items excluded from core earnings” table in section A1 “Profitability” and for an operating segment split of these items see the 8 quarter trend tables in “Performance and non-GAAP measures” which reconcile net income (loss) attributed to shareholders to core earnings.

E6 Other
No changes were made in our internal control over financial reporting during the three and nine months ended September 30, 2020, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
As in prior quarters, MFC’s Audit Committee reviewed this MD&A and the unaudited interim financial report and MFC’s Board of Directors approved this MD&A prior to its release.

Manulife Financial Corporation - Third Quarter 2020

Consolidated Statements of Financial Position
As at
(Canadian $ in millions, unaudited)	September 30, 2020	December 31, 2019
Assets
Cash and short-term securities	$26,970	$20,300
Debt securities	222,944	198,122
Public equities	21,705	22,851
Mortgages	50,541	49,376
Private placements	40,785	37,979
Policy loans	6,844	6,471
Loans to bank clients	1,941	1,740
Real estate	13,305	12,928
Other invested assets	29,199	28,760
Total invested assets (note 3)	414,234	378,527
Other assets
Accrued investment income	2,437	2,416
Outstanding premiums	1,456	1,385
Derivatives (note 4)	33,551	19,449
Reinsurance assets	48,208	41,446
Deferred tax assets	4,753	4,574
Goodwill and intangible assets	10,170	9,975
Miscellaneous	10,194	8,250
Total other assets	110,769	87,495
Segregated funds net assets (note 14)	351,408	343,108
Total assets	$876,411	$809,130
Liabilities and Equity
Liabilities
Insurance contract liabilities (note 5)	$392,086	$351,161
Investment contract liabilities (note 5)	3,239	3,104
Deposits from bank clients	21,290	21,488
Derivatives (note 4)	17,752	10,284
Deferred tax liabilities	2,749	1,972
Other liabilities	19,631	16,244
	456,747	404,253
Long-term debt (note 7)	6,457	4,543
Capital instruments (note 8)	7,915	7,120
Segregated funds net liabilities (note 14)	351,408	343,108
Total liabilities	822,527	759,024
Equity
Preferred shares (note 9)	3,822	3,822
Common shares (note 9)	23,034	23,127
Contributed surplus	259	254
Shareholders' retained earnings	17,693	15,488
Shareholders' accumulated other comprehensive income (loss):
Pension and other post-employment plans	(467)	(350)
Available-for-sale securities	2,619	1,511
Cash flow hedges	(300)	(143)
Real estate revaluation surplus	30	31
Translation of foreign operations	6,587	5,398
Total shareholders' equity	53,277	49,138
Participating policyholders' equity	(791)	(243)
Non-controlling interests	1,398	1,211
Total equity	53,884	50,106
Total liabilities and equity	$876,411	$809,130
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Roy Gori	John Cassaday
President and Chief Executive Officer	Chairman of the Board of Directors
Manulife Financial Corporation - Third Quarter 2020

Consolidated Statements of Income

For the	three months ended September 30,		nine months ended September 30,
(Canadian $ in millions except per share amounts, unaudited)	2020	2019	2020	2019
Revenue
Premium income
Gross premiums	$10,376	$10,508	$30,639	$30,524
Premiums ceded to reinsurers (note 5)	(4,370)	(1,173)	(7,045)	(4,184)
Net premiums	6,006	9,335	23,594	26,340
Investment income (note 3)
Investment income	3,521	3,932	12,067	11,389
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro hedge program	1,100	6,592	17,284	22,703
Net investment income (loss)	4,621	10,524	29,351	34,092
Other revenue (note 10)	2,749	2,770	8,094	7,966
Total revenue	13,376	22,629	61,039	68,398
Contract benefits and expenses
To contract holders and beneficiaries
Gross claims and benefits (note 5)	7,346	6,920	22,543	21,376
Increase (decrease) in insurance contract liabilities	7,101	13,003	31,911	34,439
Increase (decrease) in investment contract liabilities	29	26	133	136
Benefits and expenses ceded to reinsurers	(1,550)	(802)	(5,184)	(3,781)
(Increase) decrease in reinsurance assets (note 5)	(5,858)	(1,579)	(5,566)	(1,540)
Net benefits and claims	7,068	17,568	43,837	50,630
General expenses	1,853	1,925	5,542	5,620
Investment expenses	395	388	1,301	1,206
Commissions	1,518	1,582	4,452	4,655
Interest expense	281	348	916	994
Net premium taxes	91	103	285	298
Total contract benefits and expenses	11,206	21,914	56,333	63,403
Income before income taxes	2,170	715	4,706	4,995
Income tax (expense) recovery	(381)	(100)	(971)	(629)
Net income	$1,789	$615	$3,735	$4,366
Net income (loss) attributed to:
Non-controlling interests	$117	$13	$193	$164
Participating policyholders	(396)	(121)	(549)	(172)
Shareholders	2,068	723	4,091	4,374
	$1,789	$615	$3,735	$4,366
Net income attributed to shareholders	$2,068	$723	$4,091	$4,374
Preferred share dividends	(42)	(43)	(128)	(129)
Common shareholders' net income	$2,026	$680	$3,963	$4,245
Earnings per share
Basic earnings per common share (note 9)	$1.04	$0.35	$2.04	$2.16
Diluted earnings per common share (note 9)	1.04	0.35	2.04	2.16
Dividends per common share	0.28	0.25	0.84	0.75
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation - Third Quarter 2020

Consolidated Statements of Comprehensive Income
For the	three months ended September 30,		nine months ended September 30,
(Canadian $ in millions, unaudited)	2020	2019	2020	2019
Net income	$1,789	$615	$3,735	$4,366
Other comprehensive income (loss) ("OCI"), net of tax
Items that may be subsequently reclassified to net income:
Foreign exchange gains (losses) on:
Translation of foreign operations	(741)	280	1,364	(1,333)
Net investment hedges	83	(23)	(175)	230
Available-for-sale financial securities:
Unrealized gains (losses) arising during the period	(74)	1,082	3,055	2,941
Reclassification of net realized (gains) losses and impairments to net income	(127)	(273)	(1,942)	(342)
Cash flow hedges:
Unrealized gains (losses) arising during the period	28	(54)	(144)	(100)
Reclassification of realized losses to net income	1	10	(13)	10
Share of other comprehensive income (losses) of associates	2	(1)	(1)	-
Total items that may be subsequently reclassified to net income	(828)	1,021	2,144	1,406
Items that will not be reclassified to net income:
Change in pension and other post-employment plans	36	(2)	(117)	4
Real estate revaluation reserve	(1)	-	(1)	11
Total items that will not be reclassified to net income	35	(2)	(118)	15
Other comprehensive income (loss), net of tax	(793)	1,019	2,026	1,421
Total comprehensive income (loss), net of tax	$996	$1,634	$5,761	$5,787
Total comprehensive income (loss) attributed to:
Non-controlling interests	$116	$13	$196	$168
Participating policyholders	(394)	(123)	(548)	(174)
Shareholders	1,274	1,744	6,113	5,793

Income Taxes included in Other Comprehensive Income
For the	three months ended September 30,		nine months ended September 30,
(Canadian $ in millions, unaudited)	2020	2019	2020	2019
Income tax expense (recovery) on:
Unrealized foreign exchange gains/losses on translation of foreign operations	$(1)	$-	$-	$(1)
Unrealized foreign exchange gains/losses on net investment hedges	12	9	(24)	42
Unrealized gains/losses on available-for-sale financial securities	(22)	246	671	714
Reclassification of realized gains/losses and recoveries/impairments to net income on available-for-sale financial securities	(28)	(82)	(525)	(103)
Unrealized gains/losses on cash flow hedges	15	(16)	(40)	(26)
Reclassification of realized gains/losses to net income on cash flow hedges	-	3	(5)	3
Share of other comprehensive income (loss) of associates	-	-	(2)	-
Change in pension and other post-employment plans	8	-	(32)	2
Total income tax expense (recovery)	$(16)	$160	$43	$631
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation - Third Quarter 2020

Consolidated Statements of Changes in Equity
For the nine months ended September 30,
(Canadian $ in millions, unaudited)	2020	2019
Preferred shares
Balance, beginning of period	$3,822	$3,822
Issued during the period	-	-
Issuance costs, net of tax	-	-
Balance, end of period	3,822	3,822
Common shares
Balance, beginning of period	23,127	22,961
Repurchased (note 9)	(121)	(551)
Issued on exercise of stock options and deferred share units	28	89
Issued under dividend reinvestment and share purchase plans	-	567
Balance, end of period	23,034	23,066
Contributed surplus
Balance, beginning of period	254	265
Exercise of stock options and deferred share units	(5)	(17)
Stock option expense	10	8
Impact of deferred tax asset rate change	-	(2)
Balance, end of period	259	254
Shareholders' retained earnings
Balance, beginning of period	15,488	12,704
Opening adjustment on adoption of IFRS 16	-	(19)
Net income attributed to shareholders	4,091	4,374
Common shares repurchased (note 9)	(132)	(518)
Preferred share dividends	(128)	(129)
Common share dividends	(1,626)	(1,476)
Balance, end of period	17,693	14,936
Shareholders' accumulated other comprehensive income (loss) ("AOCI")
Balance, beginning of period	6,447	6,212
Change in unrealized foreign exchange gains (losses) of net foreign operations	1,189	(1,101)
Change in actuarial gains (losses) on pension and other post-employment plans	(117)	4
Change in unrealized gains (losses) on available-for-sale financial securities	1,109	2,595
Change in unrealized gains (losses) on derivative instruments designated as cash flow hedges	(157)	(90)
Change in real estate revaluation reserve	(1)	11
Share of other comprehensive income (losses) of associates	(1)	-
Balance, end of period	8,469	7,631
Total shareholders' equity, end of period	53,277	49,709
Participating policyholders' equity
Balance, beginning of period	(243)	94
Opening adjustment on adoption of IFRS 16	-	(3)
Net income (loss) attributed to participating policyholders	(549)	(172)
Other comprehensive income (losses) attributed to policyholders	1	(2)
Balance, end of period	(791)	(83)
Non-controlling interests
Balance, beginning of period	1,211	1,093
Net income attributed to non-controlling interests	193	164
Other comprehensive income (losses) attributed to non-controlling interests	3	4
Contributions (distributions/disposal), net	(9)	(117)
Balance, end of period	1,398	1,144
Total equity, end of period	$53,884	$50,770
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation - Third Quarter 2020

Consolidated Statements of Cash Flows
For the nine months ended September 30,
(Canadian $ in millions, unaudited)	2020	2019
Operating activities
Net income	$3,735	$4,366
Adjustments:
Increase (decrease) in insurance contract liabilities	31,911	34,439
Increase (decrease) in investment contract liabilities	133	136
(Increase) decrease in reinsurance assets excluding coinsurance transactions (note 5)	(2,677)	(828)
Amortization of (premium) discount on invested assets	103	86
Other amortization	499	464
Net realized and unrealized (gains) losses and impairment on assets	(19,546)	(24,396)
Deferred income tax expense (recovery)	431	44
Stock option expense	10	8
Cash provided by operating activities before undernoted items	14,599	14,319
Changes in policy related and operating receivables and payables	(753)	565
Cash provided by (used in) operating activities	13,846	14,884
Investing activities
Purchases and mortgage advances	(83,869)	(60,162)
Disposals and repayments	75,213	47,206
Change in investment broker net receivables and payables	(235)	292
Net cash flows from acquisition and disposal of subsidiaries and businesses	-	269
Cash provided by (used in) investing activities	(8,891)	(12,395)
Financing activities
Change in repurchase agreements and securities sold but not yet purchased	16	462
Issue of long-term debt, net (note 7)	2,455	-
Redemption of long-term debt	(652)	-
Issue of capital instruments, net	1,990	-
Redemption of capital instruments (note 8)	(1,250)	(500)
Secured borrowing	1,303	-
Changes in deposits from Bank clients, net	(212)	2,064
Lease payments	(99)	(85)
Shareholders' dividends paid in cash	(1,754)	(1,038)
Contributions from (distributions to) non-controlling interests, net	(9)	(20)
Common shares repurchased (note 9)	(253)	(1,069)
Common shares issued, net (note 9)	28	89
Cash provided by (used in) financing activities	1,563	(97)
Cash and short-term securities
Increase (decrease) during the period	6,518	2,392
Effect of foreign exchange rate changes on cash and short-term securities	136	(297)
Balance, beginning of period	19,548	15,382
Balance, end of period	26,202	17,477
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	20,300	16,215
Net payments in transit, included in other liabilities	(752)	(833)
Net cash and short-term securities, beginning of period	19,548	15,382
End of period
Gross cash and short-term securities	26,970	18,018
Net payments in transit, included in other liabilities	(768)	(541)
Net cash and short-term securities, end of period	$26,202	$17,477
Supplemental disclosures on cash flow information
Interest received	$8,607	$8,533
Interest paid	842	916
Income taxes paid (refund)	1,017	(288)
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation - Third Quarter 2020

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Canadian $ in millions except per share amounts or unless otherwise stated, unaudited)

Note 1	Nature of Operations and Significant Accounting Policies
(a)	Reporting entity
Manulife Financial Corporation (“MFC”) is a publicly traded company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company. MFC and its subsidiaries (collectively, “Manulife” or the “Company”) is a leading financial services group with principal operations in Asia, Canada and the United States. Manulife’s international network of employees, agents and distribution partners offers financial protection and wealth management products and services to personal and business clients as well as asset management services to institutional customers.  The Company operates as Manulife in Canada and Asia and as John Hancock in the United States.
These Interim Consolidated Financial Statements and condensed notes have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”), using accounting policies which are consistent with those used in the Company’s 2019 Annual Consolidated Financial Statements, except as disclosed in note 2.
These Interim Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2019, included on pages 96 to 178 of the Company’s 2019 Annual Report, as well as the disclosures on risk in the shaded text and tables in the” Risk Management and Risk Factors” section of the third quarter 2020 Management’s Discussion and Analysis. These risk disclosures are considered an integral part of these Interim Consolidated Financial Statements.
These Interim Consolidated Financial Statements as at and for the three and nine months ended September 30, 2020 were authorized for issue by MFC’s Board of Directors on November 11, 2020.
(b)	Basis of preparation
Refer to note 1 of the 2019 Consolidated Financial Statements for a summary of the most significant estimation processes used in the preparation of the Consolidated Financial Statements under IFRS and description of the Company’s measurement techniques in determining carrying values and respective fair values of its assets and liabilities.
The Company’s results and operations have been and may continue to be adversely impacted by the COVID -19 pandemic and the recent economic downturn. The adverse effects include but are not limited to significant volatility in equity markets, decline in interest rates, increase in credit risk, strain on commodity markets, foreign currency exchange rate volatility, increases in insurance claims, persistency and redemptions, and disruption of business operations. The breadth and depth of these events and how long they will continue have introduced additional uncertainty around estimates used in determining the carrying value of certain assets and liabilities included in these Interim Consolidated Financial Statements.
The uncertainty regarding key inputs used in establishing the carrying amounts of certain invested assets and net obligations for defined benefit obligations are outlined in notes 3 and 11, respectively. The Company has applied appropriate measurement techniques using reasonable judgment and estimates from a market participant perspective to reflect current economic conditions. The impact of these techniques has been reflected in these Interim Consolidated Financial Statements. Changes in the inputs used could materially impact the respective carrying values.

Note 2	Accounting and Reporting Changes

(a)	Changes in accounting and reporting policy
(I)	Amendments to IFRS 3 “Business Combinations”
Amendments to IFRS 3 “Business Combinations” were issued in October 2018 and are effective for business combinations occurring on or after January 1, 2020, with earlier application permitted. The amendments revise the definition of a business and permit a simplified assessment of whether an acquired set of activities and assets qualifies as a business. Application of the amendments are expected to result in fewer acquisitions qualifying as business combinations. Adoption of these amendments did not have a significant impact on the Company’s Consolidated Financial Statements.
(II)	Amendments to IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”
Amendments to IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” were issued in October 2018. The amendments are effective for annual periods beginning on or after January 1, 2020 and are to be applied prospectively. The amendments update the definition of material. Adoption of these
Manulife Financial Corporation - Third Quarter 2020

amendments did not have a significant impact on the Company’s Consolidated Financial Statements.
(III)	Interest Rate Benchmark Reform Amendments to IFRS 9, IAS 39 and IFRS 7
Amendments to IFRS 9, IAS 39 and IFRS 7 were issued in September 2019 related to interest rate benchmark reform and are effective retrospectively for annual periods beginning on or after January 1, 2020. The amendments provide temporary relief for hedge accounting to continue during the period of uncertainty before replacement of an existing interest rate benchmark with an alternative risk-free rate. The amendments apply to all hedge accounting relationships that are affected by the interest rate benchmark reform. The IASB is expected to issue further guidance addressing various accounting issues that will arise when the existing interest rate benchmark has been replaced. Adoption of these amendments did not have a significant impact on the Company’s Consolidated Financial Statements.
(b)	Future accounting and reporting changes
(I)	IFRS 17 “Insurance Contracts” and IFRS 9 “Financial Instruments”
Amendments to IFRS 17 “Insurance Contracts” were issued in June 2020 and include a two-year deferral of the effective date along with other changes targeted to address implementation concerns and challenges raised by stakeholders. IFRS 17 as amended, is effective for years beginning on January 1, 2023, to be applied retrospectively. If full retrospective application to a group of contracts is impractical, the modified retrospective or fair value methods may be used.
In conjunction with the amendments to IFRS 17, the IASB also amended IFRS 4 “Insurance Contracts” to permit eligible insurers to apply IFRS 9 effective January 1, 2023, alongside IFRS 17.
The Company continues its assessment of IFRS 17 as amended and expects that it will have a significant impact on the Company’s Consolidated Financial Statements. In addition, in certain jurisdictions, including Canada, it could have a material effect on tax and regulatory capital positions and other financial metrics that are dependent upon IFRS accounting values.
(II)	Annual Improvements 2018–2020 Cycle
Annual Improvements 2018–2020 Cycle was issued in May 2020 and is effective on or after January 1, 2022. The IASB issued four minor amendments to different standards as part of the Annual Improvements process, with the amendments to be applied prospectively. Adoption of these amendments is not expected to have a significant impact on the Company’s Consolidated Financial Statement.
(III)	Amendments to IFRS 3 “Business Combinations”
Amendments to IFRS 3 “Business Combinations” were issued in May 2020, and are effective on or after January 1, 2022, with earlier application permitted. The amendments update references within IFRS 3 to the 2018 Conceptual Framework and require that the principles in IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” be used to identify liabilities and contingent assets arising from a business combination. Adoption of these amendments is not expected to have a significant impact on the Company’s Consolidated Financial Statements.
(IV)	Amendments to IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”
Amendments to IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” were issued in May 2020, and are effective on or after January 1, 2022, with earlier application permitted. The amendments address identifying onerous contracts and specify the cost of fulfilling a contract which includes all costs directly relate to the contract. These include incremental direct costs and allocations of other costs that relate directly to fulfilling the contract. Adoption of these amendments is not expected to have a significant impact on the Company’s Consolidated Financial Statements.
(V)	Interest Rate Benchmark Reform Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 were issued in August 2020 related to interest rate benchmark reform and are effective retrospectively for annual periods beginning January 1, 2021. The amendments provide relief from derecognition of financial assets and liabilities, and discontinuation of hedge relationships, when changing interest rate benchmarks from LIBOR to a replacement benchmark. The Company is assessing the impact of the amendments on the Company’s Consolidated Financial Statements.
Manulife Financial Corporation - Third Quarter 2020

Note 3	Invested Assets and Investment Income

(a)	Carrying values and fair values of invested assets
As at September 30, 2020	FVTPL(1)	AFS(2)	Other(3)	Total carrying value	Total fair value
Cash and short-term securities(4)	$2,280	$18,719	$5,971	$26,970	$26,970
Debt securities(5)
Canadian government and agency	20,865	4,164	-	25,029	25,029
U.S. government and agency	11,343	21,392	-	32,735	32,735
Other government and agency	19,844	5,906	-	25,750	25,750
Corporate	129,474	6,565	-	136,039	136,039
Mortgage/asset-backed securities	3,221	170	-	3,391	3,391
Public equities	20,206	1,499	-	21,705	21,705
Mortgages	-	-	50,541	50,541	54,495
Private placements	-	-	40,785	40,785	47,529
Policy loans	-	-	6,844	6,844	6,844
Loans to Bank clients	-	-	1,941	1,941	1,945
Real estate
Own use property	-	-	1,955	1,955	3,287
Investment property	-	-	11,350	11,350	11,350
Other invested assets
Alternative long-duration assets(6),(7)	15,574	93	9,353	25,020	25,927
Various other	149	-	4,030	4,179	4,180
Total invested assets	$222,956	$58,508	$132,770	$414,234	$427,176
As at December 31, 2019	FVTPL(1)	AFS(2)	Other(3)	Total carrying value	Total fair value
Cash and short-term securities(4)	$1,859	$13,084	$5,357	$20,300	$20,300
Debt securities(5)
Canadian government and agency	18,582	4,779	-	23,361	23,361
U.S. government and agency	11,031	17,221	-	28,252	28,252
Other government and agency	17,383	4,360	-	21,743	21,743
Corporate	116,044	5,285	-	121,329	121,329
Mortgage/asset-backed securities	3,267	170	-	3,437	3,437
Public equities	20,060	2,791	-	22,851	22,851
Mortgages	-	-	49,376	49,376	51,450
Private placements	-	-	37,979	37,979	41,743
Policy loans	-	-	6,471	6,471	6,471
Loans to Bank clients	-	-	1,740	1,740	1,742
Real estate
Own use property	-	-	1,926	1,926	3,275
Investment property	-	-	11,002	11,002	11,002
Other invested assets
Alternative long-duration assets(6),(7)	15,252	99	9,492	24,843	25,622
Various other	149	-	3,768	3,917	3,918
Total invested assets	$203,627	$47,789	$127,111	$378,527	$386,496

(1)
FVTPL classification was elected for securities backing insurance contract liabilities to substantially reduce any accounting mismatch arising from changes in the fair value of these assets and changes in the value of the related insurance contract liabilities. If this election had not been made and instead the available-for-sale (“AFS”) classification was selected, there would be an accounting mismatch because changes in insurance contract liabilities are recognized in net income rather than in OCI.

(2)
Securities that are designated as AFS are not actively traded by the Company, but sales do occur as circumstances warrant. Such sales result in a reclassification of any accumulated unrealized gain (loss) in AOCI to net income as a realized gain (loss).

(3)	Primarily includes assets classified as loans and carried at amortized cost, own use and investment properties, equity method accounted investments, oil and gas investments, and leveraged leases.
(4)
Includes short-term securities with maturities of less than one year at acquisition amounting to $8,701 (December 31, 2019 – $3,806) cash equivalents with maturities of less than 90 days at acquisition amounting to $12,298 (December 31, 2019 – $11,137) and cash of $5,971 (December 31, 2019 – $5,357).

(5)	Debt securities include securities which were acquired with maturities of less than one year and less than 90 days of $954 and $328, respectively (December 31, 2019 – $537 and $69, respectively).
(6)
Alternative long-duration assets (“ALDA”) include investments in private equity of $7,313, infrastructure of $8,689, oil and gas of $2,220, timber and agriculture sectors of $4,797 and various other invested assets of $2,001 (December 31, 2019 – $6,396, $8,854, $3,245, $4,669 and $1,679 respectively).

(7)
In 2019, the Company sold $1,112 of North American Private Equity investments to Manulife Private Equity Partners, L.P, a closed-end pooled fund of funds. The Company provides management services to the fund.

Manulife Financial Corporation - Third Quarter 2020

(b)	Investment income
	three months ended		nine months ended
	September 30,		September 30,
For the	2020	2019	2020	2019
Interest income	$2,925	$2,869	$8,711	$8,564
Dividend, rental and other income	569	620	1,643	2,035
Impairments, provisions and recoveries, net	(136)	21	(849)	68
Other	163	422	2,562	722
	3,521	3,932	12,067	11,389
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro equity hedging program
Debt securities	601	3,534	8,829	13,385
Public equities	919	(3)	(31)	2,013
Mortgages	25	(39)	26	(15)
Private placements	(43)	(56)	(90)	(139)
Real estate	53	87	(86)	402
Other invested assets	415	(52)	(707)	632
Derivatives, including macro equity hedging program	(870)	3,121	9,343	6,425
	1,100	6,592	17,284	22,703
Total investment income	$4,621	$10,524	$29,351	$34,092

(c)	Fair value measurement
The following table presents fair values by the fair value hierarchy of invested assets and segregated funds net assets measured at fair value in the Consolidated Statements of Financial Position.
As at September 30, 2020	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVTPL	$2,280	$-	$2,280	$-
AFS	18,719	-	18,719	-
Other	5,971	5,971	-	-
Debt securities
FVTPL
Canadian government and agency	20,865	-	20,865	-
U.S. government and agency	11,343	-	11,343	-
Other government and agency	19,844	-	19,844	-
Corporate	129,474	-	128,887	587
Residential mortgage-backed securities	12	-	12	-
Commercial mortgage-backed securities	1,322	-	1,322	-
Other asset-backed securities	1,887	-	1,845	42
AFS
Canadian government and agency	4,164	-	4,164	-
U.S. government and agency	21,392	-	21,392	-
Other government and agency	5,906	-	5,906	-
Corporate	6,565	-	6,562	3
Residential mortgage-backed securities	1	-	1	-
Commercial mortgage-backed securities	107	-	107	-
Other asset-backed securities	62	-	62	-
Public equities
FVTPL	20,206	20,206	-	-
AFS	1,499	1,499	-	-
Real estate - investment property(1)	11,350	-	-	11,350
Other invested assets(2)	18,537	86	-	18,451
Segregated funds net assets(3)	351,408	301,706	45,249	4,453
Total	$652,914	$329,468	$288,560	$34,886

Manulife Financial Corporation - Third Quarter 2020

As at December 31, 2019	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVTPL	$1,859	$-	$1,859	$-
AFS	13,084	-	13,084	-
Other	5,357	5,357	-	-
Debt securities
FVTPL
Canadian government and agency	18,582	-	18,582	-
U.S. government and agency	11,031	-	11,031	-
Other government and agency	17,383	-	17,383	-
Corporate	116,044	-	115,411	633
Residential mortgage-backed securities	13	-	13	-
Commercial mortgage-backed securities	1,271	-	1,271	-
Other asset-backed securities	1,983	-	1,983	-
AFS
Canadian government and agency	4,779	-	4,779	-
U.S. government and agency	17,221	-	17,221	-
Other government and agency	4,360	-	4,360	-
Corporate	5,285	-	5,270	15
Residential mortgage-backed securities	1	-	1	-
Commercial mortgage-backed securities	102	-	102	-
Other asset-backed securities	67	-	67	-
Public equities
FVTPL	20,060	20,060	-	-
AFS	2,791	2,788	3	-
Real estate - investment property(1)	11,002	-	-	11,002
Other invested assets(2)	18,194	91	-	18,103
Segregated funds net assets(3)	343,108	293,903	44,693	4,512
Total	$613,577	$322,199	$257,113	$34,265
(1)
For real estate investment properties, the significant unobservable inputs are capitalization rates (ranging from 2.75% to 8.50% during the period and ranging from 2.75% to 8.75% during the year 2019) and terminal capitalization rates (ranging from 3.25% to 9.25% during the period and ranging from 3.80% to 9.25% during the year 2019). Holding other factors constant, a lower capitalization or terminal capitalization rate will tend to increase the fair value of an investment property. Changes in fair value based on variations in unobservable inputs generally cannot be extrapolated because the relationship between the directional changes of each input is not usually linear.

(2)
Other invested assets measured at fair value are held primarily in the infrastructure and timber sectors. The significant inputs used in the valuation of the Company’s infrastructure investments are primarily future distributable cash flows, terminal values and discount rates. Holding other factors constant, an increase to future distributable cash flows or terminal values would tend to increase the fair value of an infrastructure investment, while an increase in the discount rate would have the opposite effect. Discount rates during the period ranged from 7.00% to 15.6% (for the year ended December 31, 2019 – ranged from 7.00% to 16.5%). Disclosure of distributable cash flow and terminal value ranges are not meaningful given the disparity in estimates by project. The significant inputs used in the valuation of the Company’s investments in timberland are timber prices and discount rates. Holding other factors constant, an increase to timber prices would tend to increase the fair value of a timberland investment, while an increase in the discount rates would have the opposite effect. Discount rates during the period ranged from 5.0% to 7.0% (for the year ended December 31, 2019 – ranged from 5.0% to 7.0%). A range of prices for timber is not meaningful as the market price depends on factors such as property location and proximity to markets and export yards.

(3)
Segregated funds net assets are measured at fair value. The Company’s Level 3 segregated funds assets are predominantly invested in investment properties and timberland properties valued as described above.

As a result of COVID-19 and the recent economic downturn, significant measurement uncertainty exists in determining the fair value of real estate and other invested assets. For the nine months ended September 30, 2020, based on reasonable estimates and assumptions reflecting both the nature of the assets and currently available information, the Company has recognized a reduction in the carrying value oil and gas investments of $983, the measurement of which was subject to significant judgment. A summary of the measurement uncertainties and impacts to valuation inputs and techniques with respect to real estate and other invested assets is disclosed below. For the methodologies used in determining carrying values of the remaining invested assets, refer to note 1 of the 2019 Consolidated Financial Statements.
Real Estate – For real estate investment properties, valuation inputs include existing and assumed tenancies, market data from recent comparable transactions, future economic outlook and market risk assumptions, capitalization rates and internal rates of return. Measurement uncertainty is driven primarily by a reduction in available information, which could have a negative impact on future carrying value of these assets.
Timberland and Farmland – For investments in timberland and farmland, valuation inputs include asset-specific production, relevant commodity prices and discount rates. There has been an increase in uncertainty regarding these inputs used, including potential future reduction in demand, which could have a negative impact on the future carrying value of these assets.
Manulife Financial Corporation - Third Quarter 2020

Infrastructure – For infrastructure investments, valuation is largely based on discounted cash flow techniques reflecting estimates regarding future cash flows, terminal values and discount rates. These assets are defensive in nature and are supported by existing contractual revenue streams. There has been an increase in uncertainty regarding critical valuation inputs listed, driven primarily by a reduction in available information, which could have a negative impact on future carrying value of these assets.
Oil and Gas – Significant declines in oil and gas commodity prices experienced in the nine months ended September 30, 2020 coupled with economic uncertainty stemming from COVID-19 have resulted in reductions in the carrying value of these investments, by way of both impairment and fair value adjustments. Methods for determining the fair value of directly held oil and gas properties use models and inputs reflecting forecasted price curves, planned production, capital expenditures, and operating costs. Investments in other private equity interests are valued primarily based on financial statements and inputs provided by third party general partners and sponsors for these funds. Significant measurement uncertainty relating to future prices for relevant commodities as well as the current absence of information from third parties could have an impact on the carrying value of these assets in future periods.
Private Equity – Included in the Company’s private equity investments are assets valued primarily based on net asset value as per financial statements provided by third party general partners or fund sponsors and on reasonable techniques from a market participant perspective. Significant measurement uncertainty relating to volatility in underlying markets as well as the current absence of information from third parties could have an impact on the carrying value of these assets in future periods.
The following table presents fair value of invested assets not measured at fair value by the fair value hierarchy.

As at September 30, 2020	Carrying value	Total fair value	Level 1	Level 2	Level 3
Mortgages	$50,541	$54,495	$-	$-	$54,495
Private placements	40,785	47,529	-	41,181	6,348
Policy loans	6,844	6,844	-	6,844	-
Loans to Bank clients	1,941	1,945	-	1,945	-
Real estate - own use property	1,955	3,287	-	-	3,287
Other invested assets(1)	10,662	11,570	134	-	11,436
Total invested assets disclosed at fair value	$112,728	$125,670	$134	$49,970	$75,566
As at December 31, 2019	Carrying value	Total fair value	Level 1	Level 2	Level 3
Mortgages	$49,376	$51,450	$-	$-	$51,450
Private placements	37,979	41,743	-	36,234	5,509
Policy loans	6,471	6,471	-	6,471	-
Loans to Bank clients	1,740	1,742	-	1,742	-
Real estate - own use property	1,926	3,275	-	-	3,275
Other invested assets(1)	10,566	11,346	165	-	11,181
Total invested assets disclosed at fair value	$108,058	$116,027	$165	$44,447	$71,415
(1)
Other invested assets disclosed at fair value include $3,517 (December 31, 2019 – $3,371) of leveraged leases which are disclosed at their carrying values as fair value is not routinely calculated on these investments.

Transfers between Level 1 and Level 2
The Company records transfers of assets and liabilities between Level 1 and Level 2 at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. During the three and nine months ended September 30, 2020 and 2019, the Company had $nil transfers between Level 1 and Level 2.
For segregated funds net assets, the Company had $nil and $nil transfers from Level 1 to Level 2 for the three and nine months ended September 30, 2020 (three and nine months ended September 30, 2019 – $8 and $nil). The Company had $nil and $nil transfers from Level 2 to Level 1 for the three and nine months ended September 30, 2020 (three and nine months ended September 30, 2019 – $nil and $nil).
Invested assets and segregated funds net assets measured at fair value in the Consolidated Statements of Financial Position using significant unobservable inputs (Level 3)
The Company classifies the fair values of the invested assets and segregated funds net assets as Level 3 if there are no observable markets for these assets or, in the absence of an active markets, most of the inputs used to determine fair value are based on the Company’s own assumptions about market participant assumptions. The Company prioritizes the use of market-based inputs over entity-based assumptions in determining Level 3 fair values. The gains and losses in the tables below include the changes in fair value due to both observable and unobservable factors.
Manulife Financial Corporation - Third Quarter 2020

The following table presents a roll forward of all invested assets and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3) for the three months ended September 30, 2020 and 2019.
For the three months ended September 30, 2020	Balance, July 1, 2020	Total gains (losses) included in net income(1)	Total gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer in(3),(4)	Transfer out(3),(4)	Currency movement	Balance, September 30, 2020	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Corporate	$672	$54	$-	$-	$(163)	$-	$37	$-	$(13)	$587	$32
Other asset-backed securities	44	(1)	-	-	-	-	-	-	(1)	42	(1)
AFS
Corporate	4	(1)	-	-	-	-	-	-	-	3	-
Investment property	11,171	35	-	209	-	-	40	-	(105)	11,350	35
Other invested assets	17,820	322	3	700	(10)	(139)	1	(2)	(244)	18,451	330
Total invested assets	29,711	409	3	909	(173)	(139)	78	(2)	(363)	30,433	396
Derivatives, net	4,385	231	7	-	-	(261)	-	(266)	(85)	4,011	(18)
Segregated funds net assets	4,395	71	-	33	(18)	(8)	31	(1)	(50)	4,453	52
Total	$38,491	$711	$10	$942	$(191)	$(408)	$109	$(269)	$(498)	$38,897	$430

For the three months ended September 30, 2019	Balance, July 1, 2019	Total gains (losses) included in net income(1)	Total gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer in(3),(4)	Transfer out(3),(4)	Currency movement	Balance, September 30, 2019	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Other government & agency	$187	$(11)	$-	$-	$(5)	$-	$-	$(178)	$7	$-	$(12)
Corporate	930	(22)	-	-	(27)	(3)	-	(458)	23	443	(23)
Residential mortgage- backed securities	7	-	-	-	(1)	-	-	(5)	-	1	-
AFS
Other government & agency	42	1	(3)	-	(10)	-	-	(31)	1	-	-
Corporate	122	1	(4)	1	(15)	(1)	-	(93)	4	15	-
Residential mortgage- backed securities	2	-	-	-	-	-	-	(1)	-	1	-
Commercial mortgage- backed securities	-	-	-	-	-	-	-	-	-	-	-
Public equities
FVTPL	3	-	-	-	-	-	-	-	-	3	-
Investment property	10,866	103	-	69	(23)	-	1	-	53	11,069	98
Other invested assets	18,760	(75)	7	690	(10)	(218)	2	-	142	19,298	(63)
Total invested assets	30,919	(3)	-	760	(91)	(222)	3	(766)	230	30,830	-
Derivatives, net	1,612	1,449	4	15	-	30	-	(224)	20	2,906	1,478
Segregated funds net assets	4,459	4	-	32	(38)	2	-	-	28	4,487	15
Total	$36,990	$1,450	$4	$807	$(129)	$(190)	$3	$(990)	$278	$38,223	$1,493
(1)
Included in net investment income in the Consolidated Statements of Income except for the amount related to segregated funds net assets, where the amount is recorded in changes in segregated funds net assets, refer to note 14.

(2)	Included in AOCI in the Consolidated Statements of Financial Position except for the amount related to segregated funds net assets.
(3)	For assets that are transferred into and/or out of Level 3, the Company uses fair value of the assets at the beginning of period.
(4)	For derivatives transfer into or out of Level 3, the Company uses fair value at the end of the period and at the beginning of the period, respectively.
Manulife Financial Corporation - Third Quarter 2020

The following table presents a roll forward of all invested assets and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3) for the nine months ended September 30, 2020 and 2019.
For the nine months ended September 30, 2020	Balance, January 1, 2020	Total gains (losses) included in net income(1)	Total gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer in(3),(4)	Transfer out(3),(4)	Currency movement	Balance, September 30, 2020	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Corporate	$633	$(8)	$-	$36	$(193)	$(1)	$151	$(50)	$19	$587	$90
Other asset-backed securities	-	(12)	-	-	-	(1)	54	-	1	42	(4)
AFS
Corporate	15	(6)	1	-	-	-	6	(13)	-	3	-
Investment property	11,002	(114)	-	579	(331)	-	40	-	174	11,350	(160)
Other invested assets	18,103	(884)	(49)	2,009	(841)	(431)	92	(2)	454	18,451	(1,298)
Total invested assets	29,753	(1,024)	(48)	2,624	(1,365)	(433)	343	(65)	648	30,433	(1,372)
Derivatives, net	1,456	3,526	(47)	10	-	(896)	-	(85)	47	4,011	2,808
Segregated funds net assets	4,512	(84)	-	19	(86)	(2)	35	(3)	62	4,453	2
Total	$35,721	$2,418	$(95)	$2,653	$(1,451)	$(1,331)	$378	$(153)	$757	$38,897	$1,438

For the nine months ended September 30, 2019	Balance, January 1, 2019	Total gains (losses) included in net income(1)	Total gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer in(3),(4)	Transfer out(3),(4)	Currency movement	Balance, September 30, 2019	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Other government & agency	$180	$1	$-	$17	$(18)	$-	$-	$(178)	$(2)	$-	$-
Corporate	784	32	-	43	(88)	(17)	162	(458)	(15)	443	44
Residential mortgage- backed securities	7	-	-	-	(1)	-	-	(5)	-	1	-
AFS
Other government & agency	37	1	-	5	(12)	-	-	(31)	-	-	-
Corporate	120	1	(1)	14	(21)	(4)	-	(93)	(1)	15	-
Residential mortgage- backed securities	2	-	-	-	-	-	-	(1)	-	1	-
Commercial mortgage- backed securities	-	-	-	37	-	-	-	(37)	-	-	-
Public equities
FVTPL	3	-	-	-	-	-	-	-	-	3	-
Investment property	10,761	411	-	208	(158)	-	15	-	(168)	11,069	399
Other invested assets	17,562	595	4	2,537	(144)	(780)	2	-	(478)	19,298	698
Total invested assets	29,456	1,041	3	2,861	(442)	(801)	179	(803)	(664)	30,830	1,141
Derivatives, net	106	2,964	35	33	-	(286)	149	(90)	(5)	2,906	2,838
Segregated funds net assets	4,447	90	-	154	(118)	(26)	-	-	(60)	4,487	64
Total	$34,009	$4,095	$38	$3,048	$(560)	$(1,113)	$328	$(893)	$(729)	$38,223	$4,043
(1)
These amounts are included in net investment income in the Consolidated Statements of Income except for the amount related to segregated funds net assets, where the amount is recorded in changes in segregated funds net assets, refer to note 14.

(2)	These amounts are included in AOCI in the Consolidated Statements of Financial Position.
(3)	The Company uses fair values of the assets at the beginning of the year for assets transferred into and out of Level 3 except for derivatives, refer to footnote 4 below.
(4)	For derivatives transferred into or out of Level 3, the Company uses fair value at the end of the period and at the beginning of the year, respectively.
Transfers into Level 3 primarily result from securities that were impaired during the period or securities where a lack of observable market data (versus the previous period) resulted in reclassifying assets into Level 3. Transfers from Level 3 primarily result from observable market data now being available for the entire term structure of the debt security.
Manulife Financial Corporation - Third Quarter 2020

Note 4	Derivative and Hedging Instruments

Fair value of derivatives
The following table presents the gross notional amount and fair value of derivative instruments by the underlying risk exposure for derivatives in qualifying hedge accounting relationships and derivatives not designated in qualifying hedge accounting relationships.
		September 30, 2020			December 31, 2019
As at		Notional amount	Fair value		Notional amount	Fair value
Type of hedge	Instrument type		Assets	Liabilities		Assets	Liabilities
Qualifying hedge accounting relationships
Fair value hedges	Interest rate swaps	$100	$1	$-	$350	$-	$5
Foreign currency swaps		88	4	3	86	3	1
Cash flow hedges	Foreign currency swaps	1,794	39	569	1,790	39	407
Equity contracts		145	1	15	132	16	-
Net investment hedges	Foreign currency contracts	598	-	10	2,822	7	22
Total derivatives in qualifying hedge accounting relationships		2,725	45	597	5,180	65	435
Derivatives not designated in qualifying hedge accounting relationships
Interest rate swaps		291,071	26,017	14,776	283,172	15,159	8,140
Interest rate futures		16,344	-	-	13,069	-	-
Interest rate options		12,629	879	9	12,248	423	-
Foreign currency swaps		31,081	751	1,985	26,329	606	1,399
Currency rate futures		3,915	-	-	3,387	-	-
Forward contracts		37,892	4,939	285	33,432	2,337	273
Equity contracts		15,822	917	100	14,582	853	37
Credit default swaps		373	3	-	502	6	-
Equity futures		10,971	-	-	10,576	-	-
Total derivatives not designated in qualifying hedge accounting relationships		420,098	33,506	17,155	397,297	19,384	9,849
Total derivatives		$422,823	$33,551	$17,752	$402,477	$19,449	$10,284
The total notional amount of $423 billion (December 31, 2019 – $402 billion) includes $129 billion (December 31, 2019 – $128 billion) related to derivatives utilized in the Company’s variable annuity guarantee dynamic hedging and macro equity risk hedging programs. Due to the Company’s variable annuity hedging practices, a large number of trades are in offsetting positions, resulting in a materially lower net fair value exposure to the Company than what the total notional amount would suggest.
The following table presents the fair value of the derivative instruments by remaining term to maturity. The fair values disclosed below do not incorporate the impact of master netting agreements (refer to note 6).
	Remaining term to maturity
As at September 30, 2020	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$1,774	$4,148	$1,601	$26,028	$33,551
Derivative liabilities	297	278	490	16,687	17,752
	Remaining term to maturity
As at December 31, 2019	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$1,248	$1,659	$1,309	$15,233	$19,449
Derivative liabilities	332	145	218	9,589	10,284

Manulife Financial Corporation - Third Quarter 2020

The following table presents fair value of the derivative contracts by the fair value hierarchy.
As at September 30, 2020	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$31,793	$-	$26,816	$4,977
Foreign exchange contracts	837	-	837	-
Equity contracts	918	-	904	14
Credit default swaps	3	-	3	-
Total derivative assets	$33,551	$-	$28,560	$4,991
Derivative liabilities
Interest rate contracts	$15,025	$-	$14,126	$899
Foreign exchange contracts	2,612	-	2,606	6
Equity contracts	115	-	40	75
Total derivative liabilities	$17,752	$-	$16,772	$980
As at December 31, 2019	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$17,894	$-	$15,801	$2,093
Foreign exchange contracts	680	-	680	-
Equity contracts	869	-	821	48
Credit default swaps	6	-	6	-
Total derivative assets	$19,449	$-	$17,308	$2,141
Derivative liabilities
Interest rate contracts	$8,397	$-	$7,730	$667
Foreign exchange contracts	1,850	-	1,849	1
Equity contracts	37	-	20	17
Total derivative liabilities	$10,284	$-	$9,599	$685
Level 3 roll forward information for net derivative contracts measured using significant unobservable inputs is disclosed in note 3(c).

Note 5	Insurance and Investment Contract Liabilities and Reinsurance Assets

(a)	Insurance and investment contracts
A comprehensive review of valuation assumptions and methods is performed annually. The review reduces the Company’s exposure to uncertainty by ensuring assumptions for both asset and liability risks remain appropriate. This is accomplished by monitoring experience and updating assumptions which represent a best estimate of expected future experience, and margins that are appropriate for the risks assumed. While the assumptions selected represent the Company’s current best estimates and assessment of risk, the ongoing monitoring of experience and the changes in economic environment are likely to result in future changes to the actuarial assumptions, which could materially impact the insurance contract liabilities.
Annual review 2020
The completion of the 2020 annual review of actuarial methods and assumptions resulted in an increase in insurance contract liabilities of $563, net of reinsurance, and a decrease in net income attributed to shareholders of $198 post-tax.
	Change in insurance contract liabilities, net of reinsurance
For the three and nine months ended September 30, 2020	Total	Attributed to participating policyholders’ account(1)	Attributed to shareholders’ account	Change in net income attributed to shareholders (post-tax)
Canada variable annuity product review	$(42)	$-	$(42)	$31
Mortality and morbidity updates	(304)	(1)	(303)	232
Lapses and policyholder behaviour	893	-	893	(682)
Investment related updates	(212)	(153)	(59)	31
Other updates	228	455	(227)	190
Net impact	$563	$301	$262	$(198)

(1)
The change in insurance contract liabilities, net of reinsurance, attributable to the participating policyholders’ account was driven by refinements to the Company’s valuation models, primarily due to annual updates to reflect market movements in the first half of 2020.

Manulife Financial Corporation - Third Quarter 2020

(i)	Canada variable annuity product review
The review of the Company’s variable annuity product in Canada resulted in a $31 post-tax gain to net income attributed to shareholders.
The gain was driven by refinements to the segregated fund guaranteed minimum withdrawal benefit valuation models, partially offset by updates to lapse assumptions to reflect emerging experience.
(ii)	Updates to mortality and morbidity
Mortality and morbidity updates resulted in a $232 post-tax gain to net income attributed to shareholders.
The gain was primarily driven by a review of the Company’s reinsurance arrangements and mortality margins for preferred risk classes in Canada Individual Insurance business, as well as updates to the morbidity assumptions on certain products in Japan. This was partially offset by a charge from the review of mortality assumptions in the U.S. Insurance business, where emerging experience showed higher mortality at older attained ages.
Other updates to mortality and morbidity assumptions were made across several products, largely in Canada, to reflect recent experience resulting in a net post-tax gain to net income attributable to shareholders.
(iii)	Updates to lapses and policyholder behaviour
Updates to lapses and policyholder behaviour assumptions resulted in a $682 post-tax charge to net income attributed to shareholders.
The Company completed a detailed review of the lapse assumptions for universal life policies in Canada, including both yearly renewable term, and level cost of insurance products. The Company lowered the ultimate lapse assumptions due to the emergence of more recent data, which resulted in a post-tax charge of $504 to net income attributed to shareholders, primarily driven by adverse experience on large policies.
Other updates to lapse and policyholder behaviour assumptions were made across several products to reflect recent experience resulting in a net post-tax charge to net income attributable to shareholders. The primary driver of the charge was adverse lapse experience from retail policies in Japan.
(iv)	Investment related updates
Updates to investment return assumptions resulted in a $31 post-tax gain to net income attributed to shareholders.
(v)	Other updates
Other updates resulted in a $190 post-tax gain to net income attributed to shareholders. This incorporated several positive items including updates to the Company’s U.S. segregated fund guaranteed minimum withdrawal benefit valuation models, as well as updates to the projection of the tax and liability cash flows in the U.S to align with updated U.S. tax and statutory reporting standard changes, partially offset by refinements to the valuation models, primarily driven by annual updates to reflect market movements in the first half of 2020.
Annual Review 2019
The 2019 annual review of actuarial methods and assumptions resulted in an increase in insurance contract liabilities of $74, net of reinsurance, and a decrease in net income attributed to shareholders of $21 post-tax.
	Change in insurance contract liabilities, net of reinsurance
For the three and nine months ended September 30, 2019	Total	Attributed to participating policyholders’ account	Attributed to shareholders’ account	Change in net income attributed to shareholders (post-tax)
Long-Term Care triennial review	$11	$-	$11	$(8)
Mortality and morbidity updates	25	47	(22)	14
Lapses and policyholder behaviour	135	17	118	(75)
Investment return assumptions	12	81	(69)	70
Other updates	(109)	(163)	54	(22)
Net impact	$74	$(18)	$92	$(21)

Manulife Financial Corporation - Third Quarter 2020

(b)	Investment contracts – Fair value measurement
As at September 30, 2020, the fair value of investment contract liabilities measured at fair value was $964 (December 31, 2019 – $789). The carrying value and fair value of investment contract liabilities measured at amortized cost were $2,275 and $2,709, respectively (December 31, 2019 – $2,315 and $2,640, respectively). The carrying value and fair value of investment contract liabilities net of reinsurance assets were $2,200 and $2,625, respectively (December 31, 2019 – $2,222 and $2,537, respectively).
(c)	Gross claims and benefits
The following table presents a breakdown of gross claims and benefits for the three and nine months ended September 30, 2020 and 2019.
	three months ended September 30,		nine months ended September 30,
For the	2020	2019	2020	2019
Death, disability and other claims	$4,502	$3,690	$13,507	$11,670
Maturity and surrender benefits	1,917	2,068	6,399	6,367
Annuity payments	866	990	2,691	3,023
Policyholder dividends and experience rating refunds	398	414	1,056	1,091
Net transfers from segregated funds	(337)	(242)	(1,110)	(775)
Total	$7,346	$6,920	$22,543	$21,376
(d)	Reinsurance transactions
On September 30, 2020, the Company, through its subsidiary John Hancock Life Insurance Company (U.S.A.), entered into a reinsurance agreement with Global Atlantic Financial Group Ltd to reinsure a block of legacy U.S. bank owned life insurance (“BOLI”). Under the terms of the transaction, the Company will maintain responsibility for servicing the policies with no expected impact to the BOLI policyholders. The transaction was structured such that the Company ceded policyholder contract liabilities and transferred invested assets backing these liabilities.
The transaction closed with an effective date of July 1, 2020. The Company recorded an after-tax gain of $262, which includes an increase of reinsurance assets and ceded premiums of $3.4 billion and $3.3 billion, respectively, on the Consolidated Statements of Income.
On September 26, 2018, the Company entered into coinsurance agreements with Reinsurance Group of America (“RGA”) to reinsure a block of legacy U.S. individual pay-out annuities business from John Hancock Life Insurance Company (U.S.A.) (“JHUSA”) with a 100% quota share and John Hancock Life Insurance Company of New York (“JHNY”) with a 90% quota share. Under the terms of the agreements, the Company will maintain responsibility for servicing the policies. The transaction was structured such that the Company ceded policyholder contract liabilities and transferred invested assets backing these liabilities. The JHUSA transaction closed in 2018.
The JHNY transaction closed with an effective date of January 1, 2019. The Company recorded an after-tax gain of $18, which includes an increase in reinsurance assets of $132 and ceded premiums of $131 in the Consolidated Statements of Income.
On October 31, 2018, the Company entered into coinsurance agreements with Jackson National Life Insurance Company (“Jackson”), a wholly owned subsidiary of Prudential plc, to reinsure a block of legacy U.S. group pay-out annuities business from JHUSA with a 100% quota share and from JHNY with a 90% quota share. Under the terms of the agreements, the Company will maintain responsibility for servicing the policies. The transaction was structured such that the Company ceded policyholder contract liabilities and transferred related invested assets backing these liabilities. The JHUSA transaction closed in 2018.
The JHNY transaction closed with an effective date of January 1, 2019. The Company recorded an after-tax gain of $31, which includes an increase in reinsurance assets of $621, a ceding commission paid of $35 and ceded premiums of $581 in the Consolidated Statements of Income.

Manulife Financial Corporation - Third Quarter 2020

Note 6	Risk Management

The Company’s policies and procedures for managing risk related to financial instruments and insurance contracts can be found in note 8 of the Company’s 2019 Annual Consolidated Financial Statements as well as the shaded tables and text in the “Risk Management” section of the Company’s Management's Discussion and Analysis (“MD&A”) in the 2019 Annual Report.
(a)	Risk disclosures included in the Third Quarter’s MD&A
Market risk sensitivities related to variable annuity and segregated fund guarantees, publicly traded equity performance risk, interest rate and spread risk and alternative long-duration asset performance risk are disclosed in shaded text and tables in the “Risk Management and Risk Factors” section of the Third Quarter 2020 MD&A. These disclosures are in accordance with IFRS 7 “Financial Instruments: Disclosures” and IAS 34 “Interim Financial Reporting” and are an integral part of these unaudited Interim Consolidated Financial Statements.
(b)	Credit risk
(I)	Credit quality
The credit quality of commercial mortgages and private placements is assessed at least annually by using an internal rating based on regular monitoring of credit related exposures, considering both qualitative and quantitative factors.
The following tables present the credit quality and carrying value of the commercial mortgages and private placements.

As at September 30, 2020	AAA	AA	A	BBB	BB	B and lower	Total
Commercial mortgages
Retail	$125	$1,400	$4,826	$2,252	$306	$1	$8,910
Office	70	1,491	6,080	1,075	180	25	8,921
Multi-family residential	632	1,626	2,771	698	35	-	5,762
Industrial	26	355	2,126	255	3	-	2,765
Other	248	872	887	983	373	7	3,370
Total commercial mortgages	1,101	5,744	16,690	5,263	897	33	29,728
Agricultural mortgages	-	-	135	84	114	-	333
Private placements	1,122	4,868	15,818	15,240	1,246	2,491	40,785
Total	$2,223	$10,612	$32,643	$20,587	$2,257	$2,524	$70,846

As at December 31, 2019	AAA	AA	A	BBB	BB	B and lower	Total
Commercial mortgages
Retail	$132	$1,374	$5,285	$2,039	$10	$-	$8,840
Office	77	1,540	5,808	1,402	26	18	8,871
Multi-family residential	640	1,585	2,397	714	35	-	5,371
Industrial	38	364	1,820	237	10	-	2,469
Other	260	739	976	1,290	-	8	3,273
Total commercial mortgages	1,147	5,602	16,286	5,682	81	26	28,824
Agricultural mortgages	-	27	137	312	-	-	476
Private placements	1,098	5,513	14,311	14,139	823	2,095	37,979
Total	$2,245	$11,142	$30,734	$20,133	$904	$2,121	$67,279
The Company assesses credit quality of residential mortgages and loans to Bank clients at least annually with the loan status as performing or non-performing being the key credit quality indicator.
The following table presents the carrying value of residential mortgages and loans to Bank clients.
As at	September 30, 2020			December 31, 2019
	Insured	Uninsured	Total	Insured	Uninsured	Total
Residential mortgages
Performing	$6,505	$13,927	$20,432	$6,613	$13,411	$20,024
Non-performing(1)	13	35	48	25	27	52
Loans to Bank clients
Performing	n/a	1,941	1,941	n/a	1,740	1,740
Non-performing(1)	n/a	-	-	n/a	-	-
Total	$6,518	$15,903	$22,421	$6,638	$15,178	$21,816

(1)	Non-performing refers to assets that are 90 days or more past due.
Manulife Financial Corporation - Third Quarter 2020

(II)	Past due and credit impaired financial assets
The following table presents past due but not impaired and impaired financial assets and the allowance for credit losses.
	Past due but not impaired
As at September 30, 2020	Less than 90 days	90 days and greater	Total	Total impaired	Allowance for credit losses
Debt securities
FVTPL	$14	$-	$14	$59	$-
AFS	6	1	7	1	-
Private placements	73	5	78	183	79
Mortgages and loans to Bank clients	54	-	54	69	31
Other financial assets	85	33	118	3	-
Total	$232	$39	$271	$315	$110
	Past due but not impaired
As at December 31, 2019	Less than 90 days	90 days and greater	Total	Total impaired	Allowance for credit losses
Debt securities
FVTPL	$11	$-	$11	$167	$-
AFS	4	1	5	-	-
Private placements	215	-	215	7	4
Mortgages and loans to Bank clients	61	-	61	59	16
Other financial assets	60	42	102	1	-
Total	$351	$43	$394	$234	$20

(c)	Securities lending, repurchase and reverse repurchase transactions
As at September 30, 2020, the Company had loaned securities (which are included in invested assets), with a market value of $1,174 (December 31, 2019 – $558). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.
As at September 30, 2020, the Company had engaged in reverse repurchase transactions of $1,101 (December 31, 2019 – $990) which are recorded as short-term receivables. In addition, the Company had engaged in repurchase transactions of $347 as at September 30, 2020 (December 31, 2019 – $333) which are recorded as payables.
(d)	Credit default swaps
The Company replicates exposure to specific issuers by selling credit protection via credit default swaps (“CDS”) to complement its cash debt securities investing. The Company does not write CDS protection in excess of its government bond holdings.
Manulife Financial Corporation - Third Quarter 2020

The following table presents the CDS protection sold by type of contract and external agency rating for the underlying reference security.
As at September 30, 2020	Notional amount(1)	Fair value	Weighted average maturity (in years)(2)
Single name CDS(3),(4) – Corporate debt
A	$247	$2	1
BBB	126	1	2
Total single name CDS	$373	$3	1
Total CDS protection sold	$373	$3	1

As at December 31, 2019	Notional amount(1)	Fair value	Weighted average maturity (in years)(2)
Single name CDS(3),(4) – Corporate debt
AA	$24	$-	1
A	371	5	1
BBB	107	1	2
Total single name CDS	$502	$6	1
Total CDS protection sold	$502	$6	1

(1)
Notional amounts represent the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and zero recovery on the underlying issuer obligation.

(2)	The weighted average maturity of the CDS is weighted based on notional amounts.
(3)	Standard & Poor’s assigned credit ratings are used where available followed by Moody’s, DBRS, and Fitch. If no external rating is available, an internally developed rating is used.
(4)	The Company held no purchased credit protection.
(e)	Derivatives
The Company’s point-in-time exposure to losses related to credit risk of a derivative counterparty is limited to the amount of any net gains that may have accrued with a counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in a loss position and the impact of collateral on hand. The Company limits the risk of credit losses from derivative counterparties by: using investment grade counterparties; entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default; and entering into Credit Support Annex agreements, whereby collateral must be provided when the exposure exceeds a certain threshold.
All contracts are held with counterparties rated BBB+ or higher. As at September 30, 2020, the percentage of the Company’s derivative exposure which was with counterparties rated AA- or higher amounted to 19 per cent (December 31, 2019 – 23 per cent). As at September 30, 2020, the largest single counterparty exposure, without considering the impact of master netting agreements or the benefit of collateral held, was $4,846 (December 31, 2019 – $3,047). The net exposure to this counterparty, after considering master netting agreements and the fair value of collateral held, was $nil (December 31, 2019 – $nil).
(f)	Offsetting financial assets and financial liabilities
Certain derivatives, securities lent and repurchase agreements have conditional offset rights. The Company does not offset these financial instruments in the Consolidated Statements of Financial Position, as the rights of offset are conditional. In the case of derivatives, collateral is collected from and pledged to counterparties and clearing houses to manage credit risk exposure in accordance with Credit Support Annexes to swap agreements and clearing agreements. Under master netting agreements, the Company has a right of offset in the event of default, insolvency, bankruptcy or other early termination.
In the case of reverse repurchase and repurchase transactions, additional collateral may be collected from or pledged to counterparties to manage credit exposure according to bilateral reverse repurchase or repurchase agreements. In the event of default by a counterparty, the Company is entitled to liquidate the collateral held to offset against the same counterparty’s obligation.
Manulife Financial Corporation - Third Quarter 2020

The following table presents the effect of conditional master netting and similar arrangements. Similar arrangements may include global master repurchase agreements, global master securities lending agreements, and any related rights to financial collateral.
		Related amounts not set off in the Consolidated Statements of Financial Position
As at September 30, 2020	Gross amounts of financial instruments(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amount including financing entities (3)	Net amounts excluding financing entities
Financial assets
Derivative assets	$34,388	$(15,662)	$(18,702)	$24	$24
Securities lending	1,174	-	(1,174)	-	-
Reverse repurchase agreements	1,101	-	(1,101)	-	-
Total financial assets	$36,663	$(15,662)	$(20,977)	$24	$24
Financial liabilities
Derivative liabilities	$(19,082)	$15,662	$3,025	$(395)	$(86)
Repurchase agreements	(347)	-	347	-	-
Total financial liabilities	$(19,429)	$15,662	$3,372	$(395)	$(86)
		Related amounts not set off in the Consolidated Statements of Financial Position
As at December 31, 2019	Gross amounts of financial instruments(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amount including financing entities (3)	Net amounts excluding financing entities
Financial assets
Derivative assets	$20,144	$(9,188)	$(10,889)	$67	$67
Securities lending	558	-	(558)	-	-
Reverse repurchase agreements	990	-	(989)	1	1
Total financial assets	$21,692	$(9,188)	$(12,436)	$68	$68
Financial liabilities
Derivative liabilities	$(11,345)	$9,188	$1,903	$(254)	$(53)
Repurchase agreements	(333)	-	330	(3)	(3)
Total financial liabilities	$(11,678)	$9,188	$2,233	$(257)	$(56)
(1)	Include accrued interest of $843 and $1,330, respectively (December 31, 2019 – $696 and $1,061, respectively).
(2)
Financial and cash collateral pledged excludes over-collateralization. As at September 30, 2020, the Company was over-collateralized on OTC derivative assets, OTC derivative liabilities, securities lending and reverse purchase agreements and repurchase agreements in the amounts of $2,320, $619, $65 and $3, respectively (December 31, 2019 – $1,149, $526, $44 and $nil, respectively). As at September 30, 2020, collateral pledged (received) does not include collateral in transit on OTC instruments or include initial margin on exchange traded contracts or cleared contracts.

(3)	Includes derivative contracts entered between the Company and its unconsolidated financing entities. The Company does not exchange collateral on derivative contracts entered with these entities.
The Company has certain credit linked note assets and variable surplus note liabilities which have unconditional offset rights. Under the netting agreements, the Company has rights of offset including in the event of the Company’s default, insolvency, or bankruptcy. These financial instruments are offset in the Company’s Consolidated Statements of Financial Position.
A credit linked note is a security that allows the issuer to transfer a specific credit risk to the buyer. A surplus note is a subordinated debt obligation that often qualifies as surplus (the U.S. statutory equivalent of equity) by some U.S. state insurance regulators. Interest payments on surplus notes are made after all other contractual payments are made. The following table presents the effect of unconditional netting.
As at September 30, 2020	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note	$912	$(912)	$-
Variable surplus note	(912)	912	-
As at December 31, 2019	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note	$782	$(782)	$-
Variable surplus note	(782)	782	-

Manulife Financial Corporation - Third Quarter 2020

Note 7	Long-Term Debt

(a)	Carrying value of long-term debt instruments
				September 30,	December 31,
As at	Issue date	Maturity date	Par value	2020	2019
3.05% Senior notes(1),(2)	August 27, 2020	August 27, 2060	US$1,155	$1,529	$-
4.70% Senior notes(1)	June 23, 2016	June 23, 2046	US$1,000	1,325	1,290
5.375% Senior notes(1)	March 4, 2016	March 4, 2046	US$750	988	962
2.396% Senior notes(3)	June 1, 2020	June 1, 2027	US$200	266	-
2.484% Senior notes(1),(3)	May 19, 2020	May 19, 2027	US$500	662	-
3.527% Senior notes(1)	December 2, 2016	December 2, 2026	US$270	359	350
4.150% Senior notes(1)	March 4, 2016	March 4, 2026	US$1,000	1,328	1,292
4.90% Senior notes(4)	September 17, 2010	September 17, 2020	US$500	-	649
Total				$6,457	$4,543
(1)
These U.S. dollar senior notes have been designated as hedges of the Company’s net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-measurement of these senior notes into Canadian dollars.

(2)
Issued by MFC during the third quarter, interest is payable semi-annually. The senior notes may be redeemed at the option of MFC in whole, but not in part, on August 27, 2025, and thereafter on every August 27 at a redemption price equal to par, together with accrued and unpaid interest.

(3)
Issued by MFC during the second quarter, interest is payable semi-annually. The senior notes may be redeemed in whole or in part at the option of MFC at any time, at a redemption price equal to the greater of par and a price based on the yield of a corresponding U.S. Treasury bond plus 30 basis points.

(4)	On September 17, 2020, the 4.90% senior notes matured.
(b)	Fair value measurement
Fair value of long-term debt instruments is determined using the following hierarchy:
Level 1 – Fair value is determined using quoted market prices where available.
Level 2 – When quoted market prices are not available, fair value is determined with reference to quoted prices of similar debt instruments or estimated using discounted cash flows based on observable market rates.
The Company measures long-term debt at amortized cost in the Consolidated Statements of Financial Position. As at September 30, 2020, the fair value of long-term debt was $7,291 (December 31, 2019 – $5,078). Fair value of long-term debt was determined using Level 2 valuation techniques (December 31, 2019 – Level 2).

Manulife Financial Corporation - Third Quarter 2020

Note 8	Capital Instruments

(a)	Carrying value of capital instruments
As at	Issue date	Earliest par redemption date	Maturity date	Par value	September 30, 2020	December 31, 2019
JHFC Subordinated notes	December 14, 2006	n/a	December 15, 2036	$650	$647	$647
2.818% MFC Subordinated debentures(1)	May 12, 2020	May 13, 2030	May 13, 2035	$1,000	995	-
4.061% MFC Subordinated notes(2)	February 24, 2017	February 24, 2027	February 24, 2032	US$750	996	969
2.237% MFC Subordinated debentures(3)	May 12, 2020	May 12, 2025	May 12, 2030	$1,000	995	-
3.00% MFC Subordinated notes	November 21, 2017	November 21, 2024	November 21, 2029	S$500	486	481
3.049% MFC Subordinated debentures	August 18, 2017	August 20, 2024	August 20, 2029	$750	748	747
3.317% MFC Subordinated debentures	May 9, 2018	May 9, 2023	May 9, 2028	$600	598	598
3.181% MLI Subordinated debentures	November 20, 2015	November 22, 2022	November 22, 2027	$1,000	998	998
3.85% MFC Subordinated notes	May 25, 2016	May 25, 2021	May 25, 2026	S$500	488	482
2.389% MLI Subordinated debentures	June 1, 2015	January 5, 2021	January 5, 2026	$350	350	350
2.10% MLI Subordinated debentures(4)	March 10, 2015	June 1, 2020	June 1, 2025	$750	-	750
2.64% MLI Subordinated debentures(4)	December 1, 2014	January 15, 2020	January 15, 2025	$500	-	500
7.375% JHUSA Surplus notes	February 25, 1994	n/a	February 15, 2024	US$450	614	598
Total					$7,915	$7,120
(1)
Issued by MFC, interest is payable semi-annually. After May 13, 2030, the interest rate will reset to equal the 90-day Bankers’ Acceptance rate plus 1.82%. With regulatory approval, MFC may redeem the debentures, in whole, or in part, on or after May 13, 2025, at a redemption price together with accrued and unpaid interest. If the redemption date is on or after May 13, 2025, but prior to May 13, 2030, the redemption price shall be the greater of: (i) the fair value of the debt based on the yield on uncallable Government of Canada bonds with a term to maturity equal to the period between the date fixed for redemption and May 13, 2030; and (ii) par. If the redemption date is on or after May 13, 2030, the redemption price shall be equal to par.

(2)
Designated as a hedge of the Company’s net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-measurement of the subordinated notes into Canadian dollars.

(3)
Issued by MFC, interest is payable semi-annually. After May 12, 2025, the interest rate will reset to equal the 90-day Bankers’ Acceptance rate plus 1.49%. With regulatory approval, MFC may redeem the debentures, in whole, or in part, on or after May 12, 2025, at a redemption price equal to par, together with accrued and unpaid interest.

(4)	MLI redeemed in full the 2.64% and 2.10% subordinated debentures at par, on January 15, 2020 and June 1, 2020 respectively, the earliest par redemption dates.
(b)	Fair value measurement
Fair value of capital instruments is determined using the following hierarchy:
Level 1 – Fair value is determined using quoted market prices where available.
Level 2 – When quoted market prices are not available, fair value is determined with reference to quoted prices of similar debt instruments or estimated using discounted cash flows based on observable market rates.
The Company measures capital instruments at amortized cost in the Consolidated Statements of Financial Position. As at September 30, 2020, the fair value of capital instruments was $8,358 (December 31, 2019 – $7,333). Fair value of capital instruments was determined using Level 2 valuation techniques (December 31, 2019 – Level 2).

Manulife Financial Corporation - Third Quarter 2020

Note 9	Share Capital and Earnings Per Share

(a)	Preferred shares
The following table presents information about the outstanding preferred shares as at September 30, 2020 and December 31, 2019.
		Annual	Earliest	Number of		Net amount(3)
		dividend	redemption	shares	Face	September 30,	December 31,
As at	Issue date	rate(1)	date(2)	(in millions)	amount	2020	2019
Class A preferred shares
Series 2	February 18, 2005	4.65%	n/a	14	$350	$344	$344
Series 3	January 3, 2006	4.50%	n/a	12	300	294	294
Class 1 preferred shares
Series 3(4),(5)	March 11, 2011	2.178%	June 19, 2021	6	158	155	155
Series 4(6)	June 20, 2016	floating	June 19, 2021	2	42	41	41
Series 5(4),(5)	December 6, 2011	3.891%	December 19, 2021	8	200	195	195
Series 7(4),(5)	February 22, 2012	4.312%	March 19, 2022	10	250	244	244
Series 9(4),(5)	May 24, 2012	4.351%	September 19, 2022	10	250	244	244
Series 11(4),(5)	December 4, 2012	4.731%	March 19, 2023	8	200	196	196
Series 13(4),(5)	June 21, 2013	4.414%	September 19, 2023	8	200	196	196
Series 15(4),(5)	February 25, 2014	3.786%	June 19, 2024	8	200	195	195
Series 17(4),(5)	August 15, 2014	3.80%	December 19, 2024	14	350	343	343
Series 19(4),(5),(7)	December 3, 2014	3.675%	March 19, 2025	10	250	246	246
Series 21(4),(5)	February 25, 2016	5.60%	June 19, 2021	17	425	417	417
Series 23(4),(5)	November 22, 2016	4.85%	March 19, 2022	19	475	467	467
Series 25(4),(5)	February 20, 2018	4.70%	June 19, 2023	10	250	245	245
Total				156	$3,900	$3,822	$3,822
(1)	Holders of Class A and Class 1 preferred shares are entitled to receive non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors.
(2)
Redemption of all preferred shares is subject to regulatory approval. MFC may redeem each series, in whole or in part, at par, on the earliest redemption date or every five years thereafter, except for Class A Series 2, Class A Series 3 and Class 1 Series 4 preferred shares. Class A Series 2 and Series 3 preferred shares are past their respective earliest redemption date and MFC may redeem these shares, in whole or in part, at par at any time, subject to regulatory approval, as noted. MFC may redeem the Class 1 Series 4, in whole or in part, at any time, at $25.00 per share if redeemed on June 19, 2021 and on June 19 every five years thereafter, or at $25.50 per share if redeemed on any other date after June 19, 2016, subject to regulatory approval, as noted.

(3)	Net of after-tax issuance costs.
(4)
On the earliest redemption date and every five years thereafter, the annual dividend rate will be reset to the five-year Government of Canada bond yield plus a yield specified for each series. The specified yield for Class 1 shares is: Series 3 – 1.41%, Series 5 – 2.90%, Series 7 – 3.13%, Series 9 – 2.86%, Series 11 – 2.61%, Series 13 – 2.22%, Series 15 – 2.16%, Series 17 – 2.36%, Series 19 – 2.30%, Series 21 – 4.97%, Series 23 – 3.83% and Series 25 – 2.55%.

(5)
On the earliest redemption date and every five years thereafter, Class 1 preferred shares are convertible at the option of the holder into a new series that is one number higher than their existing series, and the holders are entitled to non-cumulative preferential cash dividends, payable quarterly if and when declared by the Board of Directors, at a rate equal to the three-month Government of Canada Treasury bill yield plus the rate specified in footnote 4 above.

(6)	The floating dividend rate for the Class 1 Shares Series 4 equals the three-month Government of Canada Treasury bill yield plus 1.41%.
(7)
MFC did not exercise its right to redeem all or any of the outstanding Class 1 Shares Series 19 on March 19, 2020, the earliest redemption date. The dividend rate was reset as specified in footnote 4 above to an annual fixed rate of 3.675%, for a five-year period commencing on March 20, 2020.

(b)	Common shares
As at September 30, 2020, there were 25 million outstanding stock options and deferred share units that entitle the holders to receive common shares or payment in cash or common shares, at the option of the holders (December 31, 2019 – 23 million).
For the	nine months ended	year ended
Number of common shares (in millions)	September 30,2020	December 31, 2019
Balance, beginning of period	1,949	1,971
Repurchased for cancellation	(10)	(58)
Issued under dividend reinvestment plan	-	31
Issued on exercise of stock options and deferred share units	1	5
Balance, end of period	1,940	1,949

Manulife Financial Corporation - Third Quarter 2020

Normal Course Issuer Bid
The current NCIB commenced on November 14, 2019 and will continue until November 13, 2020, when the NCIB expires, or such earlier date as the Company completes its purchases. However, on March 13, 2020, the Office of the Superintendent of Financial Institutions (“OSFI”) announced measures to support the resilience of financial institutions. Consistent with these measures, OSFI set the expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted for the time being. Accordingly, the Company has not repurchased its shares since March 13, 2020.
From January 1, 2020 to March 12, 2020, the Company had purchased for cancellation 10 million shares for $253. Of this, $121 was recorded in common shares and $132 was recorded in retained earnings in the Consolidated Statements of Changes in Equity.
Dividend Reinvestment Plan
The Company offers a Dividend Reinvestment Program (“DRIP”) whereby shareholders may elect to automatically reinvest dividends in the form of MFC common shares instead of receiving cash. The offering of the program and its terms of execution are subject to the Board of Directors’ discretion. For the dividends paid in the first three quarters of 2020, common shares in connection with the DRIP were purchased on the open market with no applicable discount.
(c)	Earnings per share
The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per share.
For the	three months ended September 30,		nine months ended September 30,
(in millions)	2020	2019	2020	2019
Weighted average number of common shares	1,940	1,954	1,941	1,961
Dilutive stock-based awards(1)	2	4	2	4
Weighted average number of diluted common shares	1,942	1,958	1,943	1,965

(1)
The dilutive effect of stock-based awards was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period.

Note 10	Revenue from Service Contracts

The Company provides investment management services, administrative services and distribution and related services to proprietary and third-party investment funds, retirement plans, group benefit plans and other arrangements. The Company also provides real estate management services to tenants of the Company’s investment properties.
The Company’s service contracts generally impose single performance obligations, each consisting of a series of similar related services for each customer.
The Company’s performance obligations within service arrangements are generally satisfied over time as the customer simultaneously receives and consumes the benefits of the services rendered, measured using an output method. Fees typically include variable consideration and the related revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved.
Asset based fees vary with asset values of accounts under management, subject to market conditions and investor behaviors beyond the Company’s control. Transaction processing and administrative fees vary with activity volume, also beyond the Company’s control. Some fees, including distribution fees, are based on account balances and transaction volumes. Fees related to account balances and transaction volumes are measured daily. Real estate management service fees include fixed portions plus recovery of variable costs of services rendered to tenants. Fees related to services provided are generally recognized as services are rendered, which is when it becomes highly probable that no significant reversal of cumulative revenue recognized will occur. The Company has determined that its service contracts have no significant financing components as fees are collected monthly. The Company has no significant contract assets or contract liabilities.
Manulife Financial Corporation - Third Quarter 2020

The following tables present revenue from service contracts by service lines and reporting segments as disclosed in note 13.

For the three months ended September 30, 2020	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Investment management and other related fees	$45	$49	$126	$705	$(59)	$866
Transaction processing, administration, and service fees	61	208	4	567	-	840
Distribution fees and other	61	5	23	182	(15)	256
Total included in other revenue	167	262	153	1,454	(74)	1,962
Real estate management services included in net investment income	9	37	29	-	2	77
Total	$176	$299	$182	$1,454	$(72)	$2,039

For the three months ended September 30, 2019	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Investment management and other related fees	$42	$43	$136	$706	$(49)	$878
Transaction processing, administration, and service fees	59	209	4	517	1	790
Distribution fees and other	48	13	20	176	(13)	244
Total included in other revenue	149	265	160	1,399	(61)	1,912
Real estate management services included in net investment income	9	48	33	-	2	92
Total	$158	$313	$193	$1,399	$(59)	$2,004

For the nine months ended September 30, 2020	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Investment management and other related fees	$130	$144	$388	$2,044	$(151)	$2,555
Transaction processing, administration, and service fees	174	603	12	1,636	1	2,426
Distribution fees and other	158	12	58	536	(40)	724
Total included in other revenue	462	759	458	4,216	(190)	5,705
Real estate management services included in net investment income	26	113	100	-	6	245
Total	$488	$872	$558	$4,216	$(184)	$5,950

For the nine months ended September 30, 2019	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Investment management and other related fees	$122	$120	$407	$2,081	$(147)	$2,583
Transaction processing, administration, and service fees	166	618	12	1,517	1	2,314
Distribution fees and other	148	38	61	527	(29)	745
Total included in other revenue	436	776	480	4,125	(175)	5,642
Real estate management services included in net investment income	26	121	101	-	6	254
Total	$462	$897	$581	$4,125	$(169)	$5,896

Manulife Financial Corporation - Third Quarter 2020

Note 11	Employee Future Benefits

The Company maintains a number of pension plans, both defined benefit and defined contribution, and retiree welfare plans for eligible employees and agents. Information about the cost of the Company’s material pension and retiree welfare plans in the U.S. and Canada, included in operating expenses and other comprehensive income is as follows.
	Pension plans		Retiree welfare plans
For the three months ended September 30,	2020	2019	2020	2019
Defined benefit current service cost	$9	$9	$-	$-
Defined benefit administrative expenses	2	2	1	-
Service cost	11	11	1	-
Interest on net defined benefit (asset) liability	2	4	-	-
Defined benefit cost	13	15	1	-
Defined contribution cost	19	19	-	-
Net benefit cost reported in earnings	$32	$34	$1	$-
Actuarial (gain) loss on economic assumption changes	$41	$-	$11	$-
Investment (gain) loss (excluding interest income)	(83)	-	(9)	-
Remeasurement (gain) loss recorded in AOCI	$(42)	$-	$2	$-
	Pension plans		Retiree welfare plans
For the nine months ended September 30,	2020	2019	2020	2019
Defined benefit current service cost	$30	$30	$-	$-
Defined benefit administrative expenses	5	7	1	1
Service cost	35	37	1	1
Interest on net defined benefit (asset) liability	7	13	-	-
Defined benefit cost	42	50	1	1
Defined contribution cost	65	62	-	-
Net benefit cost reported in earnings	$107	$112	$1	$1
Actuarial (gain) loss on economic assumption changes	$281	$-	$43	$-
Investment (gain) loss (excluding interest income)	(146)	-	(27)	-
Remeasurement (gain) loss recorded in AOCI	$135	$-	$16	$-

As disclosed in note 1, the COVID-19 pandemic and the recent economic downturn has introduced significant uncertainty regarding key inputs used in establishing the carrying amounts of the Company’s net defined pension obligation for material plans. The Company fully remeasures its net defined benefit obligation annually and remeasures quarterly based on changes in discount rates and investment returns.
For the three months ended September 30, 2020, the net defined benefit obligation for material plans was estimated to have decreased by $92 due to higher than expected investment returns, partially offset by $52 due to lower rates on the investment grade corporate bonds that are used to establish the discount rates for benefit obligations for a net decrease of $40. For the nine months ended September 30, 2020, the net defined benefit obligation for material plans was estimated to have increased by $324 due to lower rates on the investment grade corporate bonds that are used to establish the discount rates for benefit obligations, partly offset by $173 due to higher than expected investment returns for a net increase of $151. These changes were recorded as adjustments to the net defined benefit obligation. No quarterly adjustments were recorded prior to June 30, 2020, as the estimated changes were not significant.
Any future changes in asset values or discount rates could have a material impact on the net defined pension obligation. Measurement uncertainty exists in the valuation of investments including potentially unobservable valuation inputs and the determination of discount rates. This uncertainty along with ongoing volatility in corporate bond markets could lead to remeasurement in the Company’s net defined benefit obligation in future interim periods.

Manulife Financial Corporation - Third Quarter 2020

Note 12	Commitments and Contingencies

(a)	Legal proceedings
The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions where the Company is a party ordinarily relate to its activities as a provider of insurance protection or wealth management products, reinsurance, or in its capacity as an investment adviser, employer, or taxpayer. Other life insurers and asset managers, operating in the jurisdictions in which the Company does business, have been subject to a wide variety of other types of actions, some of which resulted in substantial judgments or settlements against the defendants; it is possible that the Company may become involved in similar actions in the future. In addition, government and regulatory bodies in Canada, the United States, Asia and other jurisdictions where the Company conducts business regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.
In June 2018, a class action was initiated against John Hancock Life Insurance Company (U.S.A.) (“JHUSA”) and John Hancock Life Insurance Company of New York (“JHNY”) in the U.S. District Court for the Southern District of New York on behalf of owners of approximately 1,500 Performance Universal Life (“UL”) policies issued between 2003 and 2009 whose policies were subject to a Cost of Insurance (“COI”) increase announced in 2018. In October 2018, a second and almost identical class action was initiated against JHUSA and JHNY in the U.S. District Court for the Southern District of New York. The two cases were determined to be related, and they were consolidated and assigned to the same judge. Discovery has commenced in these cases. No hearings on substantive matters have been scheduled. It is too early to assess the range of potential outcomes for these two related lawsuits. In addition to the consolidated class action, there are seven non-class lawsuits opposing the Performance UL COI increases that also have been filed. Each of the lawsuits, except one, is brought by plaintiffs owning multiple policies and by entities managing them for investment purposes. Two of the non-class lawsuits are pending in New York state court; two of the lawsuits are pending in the U.S. District Court for the Southern District of New York; and three lawsuits are pending in the U.S. District Court for the Central District of California. Whether individually or on a combined basis, it remains premature, given the procedural status of these cases, as well as the relatively early development of parties’ respective legal theories, to suggest a reliable estimate of potential outcomes.
(b)	Guarantees
(I)	Guarantees regarding Manulife Finance (Delaware), L.P. (“MFLP”)
MFC has guaranteed the payment of amounts on the $650 subordinated debentures due on December 15, 2041 issued by MFLP, a wholly owned unconsolidated partnership.
(II)	Guarantees regarding The Manufacturers Life Insurance Company
MFC has provided a subordinated guarantee on the day of issuance for the following subordinated debentures issued by MLI: $350 issued on June 1, 2015; and $1,000 issued on November 20, 2015.

Manulife Financial Corporation - Third Quarter 2020

The following table sets forth certain condensed consolidated financial information for MFC and MFLP.
Condensed Consolidated Statements of Income Information
For the three months ended September 30, 2020	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total revenue	$196	$13,389	$202	$(411)	$13,376	$5
Net income (loss) attributed to shareholders	2,068	2,154	(193)	(1,961)	2,068	(2)
For the three months ended September 30, 2019	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total revenue	$148	$22,654	$153	$(326)	$22,629	$14
Net income (loss) attributed to shareholders	723	806	(147)	(659)	723	4
For the nine months ended September 30, 2020	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total revenue	$309	$61,105	$333	$(708)	$61,039	$32
Net income (loss) attributed to shareholders	4,091	4,359	(321)	(4,038)	4,091	6
For the nine months ended September 30, 2019	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total revenue	$290	$68,455	$276	$(623)	$68,398	$24
Net income (loss) attributed to shareholders	4,374	4,605	(265)	(4,340)	4,374	(1)

Manulife Financial Corporation - Third Quarter 2020

Condensed Consolidated Statements of Financial Position Information
As at September 30, 2020	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Invested assets	$38	$414,186	$10	$-	$414,234	$4
Total other assets	98,470	114,074	60,336	(162,111)	110,769	1,209
Segregated funds net assets	-	351,408	-	-	351,408	-
Insurance contract liabilities	-	392,086	-	-	392,086	-
Investment contract liabilities	-	3,239	-	-	3,239	-
Segregated funds net liabilities	-	351,408	-	-	351,408	-
Total other liabilities	45,231	66,860	60,654	(96,951)	75,794	971
As at December 31, 2019	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Invested assets	$21	$378,496	$10	$-	$378,527	$6
Total other assets	57,474	87,774	3	(57,756)	87,495	1,088
Segregated funds net assets	-	343,108	-	-	343,108	-
Insurance contract liabilities	-	351,161	-	-	351,161	-
Investment contract liabilities	-	3,104	-	-	3,104	-
Segregated funds net liabilities	-	343,108	-	-	343,108	-
Total other liabilities	8,357	53,998	-	(704)	61,651	858
(III)	Guarantees regarding John Hancock Life Insurance Company (U.S.A.) (“JHUSA”)
Details of guarantees regarding certain securities issued or to be issued by JHUSA are outlined in note 15.

Note 13	Segment and Geographic Reporting

The Company’s reporting segments are Asia, Canada, U.S., Global WAM, and Corporate and Other. Each reporting segment is responsible for managing its operating results, developing products, defining strategies for services and distribution based on the profile and needs of its business and market. The following are the Company’s significant products and services by segments.
Wealth and asset management businesses (Global WAM) – include mutual funds and exchange traded funds, group retirement and savings products, and institutional asset management services across all major asset classes. These products and services are distributed through multiple distribution channels, including agents and brokers affiliated with the Company, independent securities brokerage firms and financial advisors pension plan consultants and banks.
Insurance and annuity products (Asia, Canada and U.S.) – include a variety of individual life insurance, individual and group long-term care insurance and guaranteed and partially guaranteed annuity products. Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners and direct marketing. Manulife Bank of Canada offers a variety of deposit and credit products to Canadian customers.
Corporate and Other Segment – comprised of investment performance on assets backing capital, net of amounts allocated to operating segments; costs incurred by the corporate office related to shareholder activities (not allocated to operating segments); financing costs; Property and Casualty (“P&C”) Reinsurance Business and run-off reinsurance operations including variable annuities and accident and health.
Manulife Financial Corporation - Third Quarter 2020

(a)	By Segment
For the three months ended				Global	Corporate
September 30, 2020	Asia	Canada	U.S.	WAM	and Other	Total
Revenue
Life and health insurance (1)	$4,768	$2,218	$(1,719)	$-	$35	$5,302
Annuities and pensions	616	77	11	-	-	704
Net premium income	5,384	2,295	(1,708)	-	35	6,006
Net investment income	1,637	756	2,179	14	35	4,621
Other revenue	140	262	927	1,451	(31)	2,749
Total revenue	7,161	3,313	1,398	1,465	39	13,376
Contract benefits and expenses
Life and health insurance	4,666	2,497	(234)	-	(109)	6,820
Annuities and pensions	699	(418)	(74)	41	-	248
Net benefits and claims	5,365	2,079	(308)	41	(109)	7,068
Interest expense	67	66	12	-	136	281
Other expenses	1,325	766	597	1,079	90	3,857
Total contract benefits and expenses	6,757	2,911	301	1,120	117	11,206
Income (loss) before income taxes	404	402	1,097	345	(78)	2,170
Income tax recovery (expense)	(78)	(65)	(206)	(37)	5	(381)
Net income (loss)	326	337	891	308	(73)	1,789
Less net income (loss) attributed to:
Non-controlling interests	117	-	-	-	-	117
Participating policyholders	(442)	46	-	-	-	(396)
Net income (loss) attributed to shareholders	$651	$291	$891	$308	$(73)	$2,068
Manulife Financial Corporation - Third Quarter 2020

For the three months ended				Global	Corporate
September 30, 2019	Asia	Canada	U.S.	WAM	and Other	Total
Revenue
Life and health insurance	$4,420	$2,154	$1,710	$-	$25	$8,309
Annuities and pensions(2)	792	74	160	-	-	1,026
Net premium income	5,212	2,228	1,870	-	25	9,335
Net investment income	1,459	2,034	6,536	9	486	10,524
Other revenue	434	262	740	1,400	(66)	2,770
Total revenue	7,105	4,524	9,146	1,409	445	22,629
Contract benefits and expenses
Life and health insurance	4,819	2,536	6,877	-	(32)	14,200
Annuities and pensions	832	1,318	1,195	23	-	3,368
Net benefits and claims	5,651	3,854	8,072	23	(32)	17,568
Interest expense	60	143	13	2	130	348
Other expenses	1,328	809	670	1,077	114	3,998
Total contract benefits and expenses	7,039	4,806	8,755	1,102	212	21,914
Income (loss) before income taxes	66	(282)	391	307	233	715
Income tax recovery (expense)	(14)	73	(49)	(26)	(84)	(100)
Net income (loss)	52	(209)	342	281	149	615
Less net income (loss) attributed to:
Non-controlling interests	8	-	-	-	5	13
Participating policyholders	(84)	(37)	-	-	-	(121)
Net income (loss) attributed to shareholders	$128	$(172)	$342	$281	$144	$723

As at and for the nine months ended				Global	Corporate
September 30, 2020	Asia	Canada	U.S.	WAM	and Other	Total
Revenue
Life and health insurance (1)	$13,353	$6,529	$1,334	$-	$100	$21,316
Annuities and pensions	1,920	248	110	-	-	2,278
Net premium income	15,273	6,777	1,444	-	100	23,594
Net investment income	3,742	7,110	16,057	30	2,412	29,351
Other revenue	1,134	745	2,164	4,222	(171)	8,094
Total revenue	20,149	14,632	19,665	4,252	2,341	61,039
Contract benefits and expenses
Life and health insurance	12,535	7,764	12,267	-	(97)	32,469
Annuities and pensions	2,751	4,563	3,930	124	-	11,368
Net benefits and claims	15,286	12,327	16,197	124	(97)	43,837
Interest expense	201	292	37	1	385	916
Other expenses	3,781	2,330	1,975	3,216	278	11,580
Total contract benefits and expenses	19,268	14,949	18,209	3,341	566	56,333
Income (loss) before income taxes	881	(317)	1,456	911	1,775	4,706
Income tax recovery (expense)	(145)	(85)	(293)	(115)	(333)	(971)
Net income (loss)	736	(402)	1,163	796	1,442	3,735
Less net income (loss) attributed to:
Non-controlling interests	193	-	-	-	-	193
Participating policyholders	(580)	31	-	-	-	(549)
Net income (loss) attributed to shareholders	$1,123	$(433)	$1,163	$796	$1,442	$4,091
Total assets	$142,179	$165,580	$296,101	$225,758	$46,793	$876,411
Manulife Financial Corporation - Third Quarter 2020

As at and for the nine months ended				Global	Corporate
September 30, 2019	Asia	Canada	U.S.	WAM	and Other	Total
Revenue
Life and health insurance	$12,797	$6,407	$4,802	$-	$76	$24,082
Annuities and pensions(2)	2,254	272	(268)	-	-	2,258
Net premium income	15,051	6,679	4,534	-	76	26,340
Net investment income	6,483	9,877	16,791	37	904	34,092
Other revenue	1,018	810	2,114	4,125	(101)	7,966
Total revenue	22,552	17,366	23,439	4,162	879	68,398
Contract benefits and expenses
Life and health insurance	14,394	8,341	18,402	-	(43)	41,094
Annuities and pensions	2,560	5,479	1,413	84	-	9,536
Net benefits and claims	16,954	13,820	19,815	84	(43)	50,630
Interest expense	173	389	36	5	391	994
Other expenses	3,823	2,378	2,031	3,223	324	11,779
Total contract benefits and expenses	20,950	16,587	21,882	3,312	672	63,403
Income (loss) before income taxes	1,602	779	1,557	850	207	4,995
Income tax recovery (expense)	(180)	(18)	(272)	(93)	(66)	(629)
Net income (loss)	1,422	761	1,285	757	141	4,366
Less net income (loss) attributed to:
Non-controlling interests	160	-	-	-	4	164
Participating policyholders	(37)	(135)	-	-	-	(172)
Net income (loss) attributed to shareholders	$1,299	$896	$1,285	$757	$137	$4,374
Total assets	$124,619	$160,204	$279,486	$211,602	$35,915	$811,826
(1)	During the current quarter, the Company ceded premiums to Global Atlantic Financial Group Ltd to reinsure a block of legacy U.S. BOLI business. Refer to note 5(d) for details.
(2)	In 2019, the Company ceded premiums to RGA and Jackson for the JHNY transactions. Refer to note 5(d) for details.
(b)	By Geographic Location
For the three months ended
September 30, 2020	Asia	Canada	U.S.	Other	Total
Revenue
Life and health insurance (1)	$4,791	$2,123	$(1,719)	$107	$5,302
Annuities and pensions	616	77	11	-	704
Net premium income	5,407	2,200	(1,708)	107	6,006
Net investment income	1,669	648	2,280	24	4,621
Other revenue	382	695	1,665	7	2,749
Total revenue	$7,458	$3,543	$2,237	$138	$13,376

For the three months ended
September 30, 2019	Asia	Canada	U.S.	Other	Total
Revenue
Life and health insurance	$4,436	$2,085	$1,710	$78	$8,309
Annuities and pensions(2)	792	74	160	-	1,026
Net premium income	5,228	2,159	1,870	78	9,335
Net investment income	1,566	2,195	6,698	65	10,524
Other revenue	638	657	1,477	(2)	2,770
Total revenue	$7,432	$5,011	$10,045	$141	$22,629
Manulife Financial Corporation - Third Quarter 2020

For the nine months ended
September 30, 2020	Asia	Canada	U.S.	Other	Total
Revenue
Life and health insurance (1)	$13,419	$6,260	$1,335	$302	$21,316
Annuities and pensions	1,920	248	110	-	2,278
Net premium income	15,339	6,508	1,445	302	23,594
Net investment income	4,038	7,224	18,071	18	29,351
Other revenue	1,840	1,962	4,280	12	8,094
Total revenue	$21,217	$15,694	$23,796	$332	$61,039
For the nine months ended
September 30, 2019	Asia	Canada	U.S.	Other	Total
Revenue
Life and health insurance	$12,847	$6,170	$4,803	$262	$24,082
Annuities and pensions (2)	2,254	272	(268)	-	2,258
Net premium income	15,101	6,442	4,535	262	26,340
Net investment income	6,713	10,200	16,984	195	34,092
Other revenue	1,656	1,961	4,343	6	7,966
Total revenue	$23,470	$18,603	$25,862	$463	$68,398
(1)	During the current quarter, the Company ceded premiums to Global Atlantic Financial Group Ltd to reinsure a block of legacy U.S. BOLI business. Refer to note 5(d) for details.
(2)	In 2019, the Company ceded premiums to RGA and Jackson for the JHNY transactions. Refer to note 5(d) for details.

Note 14	Segregated Funds

The Company manages segregated funds on behalf of policyholders. Policyholders are provided with the opportunity to invest in different categories of segregated funds that respectively hold a range of underlying investments. The underlying investments of the segregated funds consist of both individual securities and mutual funds (collectively “net assets”).
The following table presents the carrying values and changes in segregated funds net assets.
As at	September 30, 2020	December 31, 2019
Investments at market value
Cash and short-term securities	$4,065	$3,364
Debt securities	17,801	16,883
Equities	12,615	12,989
Mutual funds	313,882	304,753
Other investments	4,718	4,785
Accrued investment income	293	1,678
Other assets and liabilities, net	(1,594)	(975)
Total segregated funds net assets	$351,780	$343,477
Composition of segregated funds net assets
Held by policyholders	$351,408	$343,108
Held by the Company	372	369
Total segregated funds net assets	$351,780	$343,477
Manulife Financial Corporation - Third Quarter 2020

Changes in segregated funds net assets
	three months ended September 30,		nine months ended September 30,
For the	2020	2019	2020	2019
Net policyholder cash flow
Deposits from policyholders	$9,157	$9,160	$29,157	$29,144
Net transfers to general fund	(337)	(242)	(1,110)	(775)
Payments to policyholders	(10,226)	(11,243)	(32,228)	(35,505)
	(1,406)	(2,325)	(4,181)	(7,136)
Investment related
Interest and dividends	976	5,600	3,257	7,753
Net realized and unrealized investment gains (losses)	15,654	(3,001)	6,767	32,308
	16,630	2,599	10,024	40,061
Other
Management and administration fees	(965)	(954)	(2,959)	(2,948)
Impact of changes in foreign exchange rates	(4,881)	2,523	5,419	(6,526)
	(5,846)	1,569	2,460	(9,474)
Net additions (deductions)	9,378	1,843	8,303	23,451
Segregated funds net assets, beginning of period	342,402	335,204	343,477	313,596
Segregated funds net assets, end of period	$351,780	$337,047	$351,780	$337,047
Segregated funds assets may be exposed to a variety of financial and other risks. These risks are primarily mitigated by investment guidelines that are actively monitored by professional and experienced portfolio advisors. The Company is not exposed to these risks beyond the liabilities related to the guarantees associated with certain variable life and annuity products. Accordingly, the Company’s exposure to loss from segregated fund products is limited to the value of these guarantees.
These guarantees are recorded within the Company’s insurance contract liabilities. Assets supporting these guarantees are recognized in invested assets according to their investment type. The “Risk Management and Risk Factors update” section of the Company’s Third Quarter 2020 MD&A provides information regarding the risks associated with variable annuity and segregated fund guarantees.

Manulife Financial Corporation - Third Quarter 2020

Note 15	Information Provided in Connection with Investments in Deferred Annuity Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.)

The following condensed consolidating financial information presented in accordance with IFRS, and the related disclosure have been included in these Interim Consolidated Financial Statements with respect to JHUSA in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”). These financial statements are (i) incorporated by reference in the registration statements of MFC and JHUSA that relate to MFC’s guarantee of certain securities to be issued by JHUSA and (ii) are provided in reliance on an exemption from continuous disclosure obligations of JHUSA. For information about JHUSA, the MFC guarantees and restrictions on the ability of MFC to obtain funds from its subsidiaries by dividend or loan, refer to note 23 to the Company’s 2019 Annual Consolidated Financial Statements.
Condensed Consolidated Statement of Financial Position
As at September 30, 2020	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$38	$117,274	$297,240	$(318)	$414,234
Investments in unconsolidated subsidiaries	65,249	8,436	49,375	(123,060)	-
Reinsurance assets	-	68,753	11,427	(31,972)	48,208
Other assets	33,221	30,167	87,938	(88,765)	62,561
Segregated funds net assets	-	184,736	169,410	(2,738)	351,408
Total assets	$98,508	$409,366	$615,390	$(246,853)	$876,411
Liabilities and equity
Insurance contract liabilities	$-	$175,320	$249,497	$(32,731)	$392,086
Investment contract liabilities	-	1,106	2,134	(1)	3,239
Other liabilities	33,468	28,216	88,305	(88,567)	61,422
Long-term debt	6,457	-	-	-	6,457
Capital instruments	5,306	613	31,996	(30,000)	7,915
Segregated funds net liabilities	-	184,736	169,410	(2,738)	351,408
Shareholders' equity	53,277	19,375	73,441	(92,816)	53,277
Participating policyholders' equity	-	-	(791)	-	(791)
Non-controlling interests	-	-	1,398	-	1,398
Total liabilities and equity	$98,508	$409,366	$615,390	$(246,853)	$876,411

As at December 31, 2019	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$21	$107,746	$271,100	$(340)	$378,527
Investments in unconsolidated subsidiaries	57,068	7,467	16,983	(81,518)	-
Reinsurance assets	-	61,310	10,080	(29,944)	41,446
Other assets	406	20,859	45,111	(20,327)	46,049
Segregated funds net assets	-	181,982	162,845	(1,719)	343,108
Total assets	$57,495	$379,364	$506,119	$(133,848)	$809,130
Liabilities and equity
Insurance contract liabilities	$-	$157,398	$224,378	$(30,615)	$351,161
Investment contract liabilities	-	1,091	2,014	(1)	3,104
Other liabilities	537	21,311	48,226	(20,086)	49,988
Long-term debt	4,543	-	-	-	4,543
Capital instruments	3,277	599	3,244	-	7,120
Segregated funds net liabilities	-	181,982	162,845	(1,719)	343,108
Shareholders' equity	49,138	16,983	64,444	(81,427)	49,138
Participating policyholders' equity	-	-	(243)	-	(243)
Non-controlling interests	-	-	1,211	-	1,211
Total liabilities and equity	$57,495	$379,364	$506,119	$(133,848)	$809,130
Manulife Financial Corporation - Third Quarter 2020

Condensed Consolidated Statement of Income
For the three months ended
September 30, 2020	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income	$-	$(2,050)	$8,056	$-	$6,006
Net investment income (loss)	194	1,444	3,395	(412)	4,621
Net other revenue	2	956	2,223	(432)	2,749
Total revenue	196	350	13,674	(844)	13,376
Contract benefits and expenses
Net benefits and claims	-	(484)	7,670	(118)	7,068
Commissions, investment and general expenses	4	719	3,412	(369)	3,766
Other expenses	113	47	569	(357)	372
Total contract benefits and expenses	117	282	11,651	(844)	11,206
Income (loss) before income taxes	79	68	2,023	-	2,170
Income tax (expense) recovery	(21)	14	(374)	-	(381)
Income (loss) after income taxes	58	82	1,649	-	1,789
Equity in net income (loss) of unconsolidated subsidiaries	2,010	330	412	(2,752)	-
Net income (loss)	$2,068	$412	$2,061	$(2,752)	$1,789
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$117	$-	$117
Participating policyholders	-	1	(396)	(1)	(396)
Shareholders	2,068	411	2,340	(2,751)	2,068
	$2,068	$412	$2,061	$(2,752)	$1,789

For the three months ended
September 30, 2019	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income	$-	$1,324	$8,011	$-	$9,335
Net investment income (loss)	151	5,659	5,066	(352)	10,524
Net other revenue	(3)	739	3,908	(1,874)	2,770
Total revenue	148	7,722	16,985	(2,226)	22,629
Contract benefits and expenses
Net benefits and claims	-	7,065	12,008	(1,505)	17,568
Commissions, investment and general expenses	4	749	3,515	(373)	3,895
Other expenses	107	59	633	(348)	451
Total contract benefits and expenses	111	7,873	16,156	(2,226)	21,914
Income (loss) before income taxes	37	(151)	829	-	715
Income tax (expense) recovery	(10)	104	(194)	-	(100)
Income (loss) after income taxes	27	(47)	635	-	615
Equity in net income (loss) of unconsolidated subsidiaries	696	219	172	(1,087)	-
Net income (loss)	$723	$172	$807	$(1,087)	$615
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$13	$-	$13
Participating policyholders	-	4	(121)	(4)	(121)
Shareholders	723	168	915	(1,083)	723
	$723	$172	$807	$(1,087)	$615

Manulife Financial Corporation - Third Quarter 2020

Condensed Consolidated Statement of Income
For the nine months ended
September 30, 2020	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income	$-	$234	$23,360	$-	$23,594
Net investment income (loss)	309	13,574	16,146	(678)	29,351
Net other revenue	-	2,194	11,238	(5,338)	8,094
Total revenue	309	16,002	50,744	(6,016)	61,039
Contract benefits and expenses
Net benefits and claims	-	12,808	35,388	(4,359)	43,837
Commissions, investment and general expenses	17	2,286	10,040	(1,048)	11,295
Other expenses	326	162	1,322	(609)	1,201
Total contract benefits and expenses	343	15,256	46,750	(6,016)	56,333
Income (loss) before income taxes	(34)	746	3,994	-	4,706
Income tax (expense) recovery	9	(52)	(928)	-	(971)
Income (loss) after income taxes	(25)	694	3,066	-	3,735
Equity in net income (loss) of unconsolidated subsidiaries	4,116	957	1,651	(6,724)	-
Net income (loss)	$4,091	$1,651	$4,717	$(6,724)	$3,735
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$193	$-	$193
Participating policyholders	-	-	(549)	-	(549)
Shareholders	4,091	1,651	5,073	(6,724)	4,091
	$4,091	$1,651	$4,717	$(6,724)	$3,735

For the nine months ended
September 30, 2019	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income	$-	$3,738	$22,602	$-	$26,340
Net investment income (loss)	282	13,513	20,986	(689)	34,092
Net other revenue	8	2,288	10,203	(4,533)	7,966
Total revenue	290	19,539	53,791	(5,222)	68,398
Contract benefits and expenses
Net benefits and claims	-	16,821	37,236	(3,427)	50,630
Commissions, investment and general expenses	17	2,328	10,280	(1,144)	11,481
Other expenses	313	152	1,478	(651)	1,292
Total contract benefits and expenses	330	19,301	48,994	(5,222)	63,403
Income (loss) before income taxes	(40)	238	4,797	-	4,995
Income tax (expense) recovery	10	75	(714)	-	(629)
Income (loss) after income taxes	(30)	313	4,083	-	4,366
Equity in net income (loss) of unconsolidated subsidiaries	4,404	510	823	(5,737)	-
Net income (loss)	$4,374	$823	$4,906	$(5,737)	$4,366
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$164	$-	$164
Participating policyholders	-	2	(172)	(2)	(172)
Shareholders	4,374	821	4,914	(5,735)	4,374
	$4,374	$823	$4,906	$(5,737)	$4,366

Manulife Financial Corporation - Third Quarter 2020

Consolidated Statement of Cash Flows
For the nine months ended September 30, 2020	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$4,091	$1,651	$4,717	$(6,724)	$3,735
Adjustments:
Equity in net income of unconsolidated subsidiaries	(4,116)	(957)	(1,651)	6,724	-
Increase (decrease) in insurance contract liabilities	-	10,643	21,268	-	31,911
Increase (decrease) in investment contract liabilities	-	35	98	-	133
(Increase) decrease in reinsurance assets excluding coinsurance transactions	-	(3,063)	386	-	(2,677)
Amortization of (premium) discount on invested assets	-	38	65	-	103
Other amortization	5	112	382	-	499
Net realized and unrealized (gains) losses and impairment on assets	(9)	(10,118)	(9,419)	-	(19,546)
Deferred income tax expense (recovery)	(9)	(396)	836	-	431
Stock option expense	-	2	8	-	10
Cash provided by (used in) operating activities before undernoted items	(38)	(2,053)	16,690	-	14,599
Dividends from unconsolidated subsidiary	-	252	168	(420)	-
Changes in policy related and operating receivables and payables	(40)	8,919	(9,632)	-	(753)
Cash provided by (used in) operating activities	(78)	7,118	7,226	(420)	13,846
Investing activities
Purchases and mortgage advances	-	(27,063)	(56,806)	-	(83,869)
Disposals and repayments	-	22,968	52,245	-	75,213
Changes in investment broker net receivables and payables	-	(324)	89	-	(235)
Investment in common shares of subsidiaries	(2,000)	-	-	2,000	-
Capital contribution to unconsolidated subsidiaries	-	(1)	-	1	-
Return of capital from unconsolidated subsidiaries	-	21	-	(21)	-
Notes receivable from parent	-	-	(31,364)	31,364	-
Notes receivable from subsidiaries	(31,170)	-	-	31,170	-
Cash provided by (used in) investing activities	(33,170)	(4,399)	(35,836)	64,514	(8,891)
Financing activities
Change in repurchase agreements and securities sold but not yet purchased	-	-	16	-	16
Issue of long-term debt, net	2,455	-	-	-	2,455
Redemption of long-term debt	(652)	-	-	-	(652)
Issue of capital instruments, net	1,990	-	-	-	1,990
Redemption of capital instruments	-	-	(1,250)	-	(1,250)
Secured borrowings	-	709	594	-	1,303
Changes in deposits from Bank clients, net	-	-	(212)	-	(212)
Lease payments	-	(7)	(92)	-	(99)
Shareholders' dividends paid in cash	(1,754)	-	-	-	(1,754)
Dividends paid to parent	-	(168)	(252)	420	-
Contributions from (distributions to) non-controlling interests, net	-	-	(9)	-	(9)
Common shares repurchased	(253)	-	-	-	(253)
Common shares issued, net	28	-	2,000	(2,000)	28
Capital contributions by parent	-	-	1	(1)	-
Return of capital to parent	-	-	(21)	21	-
Notes payable to parent	-	-	31,170	(31,170)	-
Notes payable to subsidiaries	31,364	-	-	(31,364)	-
Cash provided by (used in) financing activities	33,178	534	31,945	(64,094)	1,563
Cash and short-term securities
Increase (decrease) during the period	(70)	3,253	3,335	-	6,518
Effect of foreign exchange rate changes on cash and short-term securities	86	83	(33)	-	136
Balance, beginning of period	22	2,564	16,962	-	19,548
Balance, end of period	38	5,900	20,264	-	26,202
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	22	3,058	17,220	-	20,300
Net payments in transit, included in other liabilities	-	(494)	(258)	-	(752)
Net cash and short-term securities, beginning of period	22	2,564	16,962	-	19,548
End of period
Gross cash and short-term securities	38	6,381	20,551	-	26,970
Net payments in transit, included in other liabilities	-	(481)	(287)	-	(768)
Net cash and short-term securities, end of period	$38	$5,900	$20,264	$-	$26,202
Supplemental disclosures on cash flow information:
Interest received	$347	$3,241	$5,785	$(766)	$8,607
Interest paid	325	67	1,216	(766)	842
Income taxes paid (refund)	-	619	398	-	1,017
Manulife Financial Corporation - Third Quarter 2020

Consolidated Statement of Cash Flows
For the nine months ended September 30, 2019	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$4,374	$823	$4,906	$(5,737)	$4,366
Adjustments:
Equity in net income of unconsolidated subsidiaries	(4,404)	(510)	(823)	5,737	-
Increase (decrease) in insurance contract liabilities	-	12,699	21,740	-	34,439
Increase (decrease) in investment contract liabilities	-	40	96	-	136
(Increase) decrease in reinsurance assets excluding coinsurance transactions	-	(2,324)	1,496	-	(828)
Amortization of (premium) discount on invested assets	-	29	57	-	86
Other amortization	4	90	370	-	464
Net realized and unrealized (gains) losses and impairment on assets	(7)	(9,886)	(14,503)	-	(24,396)
Deferred income tax expense (recovery)	(10)	(35)	89	-	44
Stock option expense	-	(1)	9	-	8
Cash provided by (used in) operating activities before undernoted items	(43)	925	13,437	-	14,319
Dividends from unconsolidated subsidiary	-	155	-	(155)	-
Changes in policy related and operating receivables and payables	(341)	738	168	-	565
Cash provided by (used in) operating activities	(384)	1,818	13,605	(155)	14,884
Investing activities
Purchases and mortgage advances	-	(18,243)	(41,919)	-	(60,162)
Disposals and repayments	-	16,190	31,016	-	47,206
Changes in investment broker net receivables and payables	-	20	272	-	292
Net cash flows from acquisition and disposal of subsidiaries and businesses	-	-	269	-	269
Return of capital from unconsolidated subsidiaries	-	134	-	(134)	-
Notes receivable from parent	-	-	(24,190)	24,190	-
Notes receivable from subsidiaries	(21,778)	-	-	21,778	-
Cash provided by (used in) investing activities	(21,778)	(1,899)	(34,552)	45,834	(12,395)
Financing activities
Change in repurchase agreements and securities sold but not yet purchased	-	-	462	-	462
Redemption of capital instruments	-	-	(500)	-	(500)
Changes in deposits from Bank clients, net	-	-	2,064	-	2,064
Lease payments	-	(6)	(79)	-	(85)
Shareholders' dividends paid in cash	(1,038)	-	-	-	(1,038)
Dividends paid to parent	-	-	(155)	155	-
Contributions from (distributions to) non-controlling interests, net	-	-	(20)	-	(20)
Common shares repurchased	(1,069)	-	-	-	(1,069)
Common shares issued, net	89	-	-	-	89
Return of capital to parent	-	-	(134)	134	-
Notes payable to parent	-	-	21,778	(21,778)	-
Notes payable to subsidiaries	24,190	-	-	(24,190)	-
Cash provided by (used in) financing activities	22,172	(6)	23,416	(45,679)	(97)
Cash and short-term securities
Increase (decrease) during the period	10	(87)	2,469	-	2,392
Effect of foreign exchange rate changes on cash and short-term securities	-	(78)	(219)	-	(297)
Balance, beginning of period	21	2,317	13,044	-	15,382
Balance, end of period	31	2,152	15,294	-	17,477
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	21	2,783	13,411	-	16,215
Net payments in transit, included in other liabilities	-	(466)	(367)	-	(833)
Net cash and short-term securities, beginning of period	21	2,317	13,044	-	15,382
End of period
Gross cash and short-term securities	31	2,510	15,477	-	18,018
Net payments in transit, included in other liabilities	-	(358)	(183)	-	(541)
Net cash and short-term securities, end of period	$31	$2,152	$15,294	$-	$17,477
Supplemental disclosures on cash flow information:
Interest received	$300	$3,227	$5,705	$(699)	$8,533
Interest paid	356	43	1,216	(699)	916
Income taxes paid (refund)	-	(814)	526	-	(288)

Note 16	Comparatives

Certain comparative amounts have been reclassified to conform to the current period’s presentation.
Manulife Financial Corporation - Third Quarter 2020

SHAREHOLDER INFORMATION

 MANULIFE FINANCIAL CORPORATION
 HEAD OFFICE
 200 Bloor Street East
 Toronto, ON Canada M4W 1E5
 Telephone: 416 926-3000
 Online: www.manulife.com

 INVESTOR RELATIONS
 Financial analysts, portfolio managers and
 other investors requiring financial information
 may contact our Investor Relations Department
 or access our website at www.manulife.com
 E-mail: InvestRel@manulife.com

 SHAREHOLDER SERVICES
 For information or assistance regarding
 your share account, including dividends,
 changes of address or ownership, lost
 certificates, to eliminate duplicate mailings
 or to receive shareholder material
 electronically, please contact our Transfer
 Agents in Canada, the United States, Hong
 Kong or the Philippines. If you live outside one
 of these countries, please contact our Canadian
 Transfer Agent.

 TRANSFER AGENTS
 Canada
 AST Trust Company (Canada)
 P.O. Box 700, Station B
 Montreal, QC Canada H3B 3K3
 Toll Free: 1 800 783-9495
 Collect: 416 682-3864
 E-mail: inquiries@astfinancial.com
 Online: www.astfinancial.com/ca-en
 AST Trust Company (Canada) offices are also
 located in Toronto, Vancouver and Calgary.

 United States
 American Stock Transfer & Trust Company, LLC
 P.O. Box 199036
 Brooklyn, NY  11219
 United States
 Toll Free: 1 800 249-7702
 Collect: 416 682-3864
 E-mail: manulifeinquiries@astfinancial.com
 Online: www.astfinancial.com

 Hong Kong
 Tricor Investor Services Limited
 Level 54, Hopewell Centre
 183 Queen's Road East
 Wan Chai, Hong Kong
 Telephone: 852 2980-1333
 Email: is-enquiries@hk.tricorglobal.com
 Online: www.tricoris.com

 Philippines
 Rizal Commercial Banking Corporation
 Ground Floor, West Wing
 GPL (Grepalife) Building
 221 Senator Gil Puyat Avenue
 Makati City, Metro Manila, Philippines
 Telephone: 632 5318-8567
 E-mail: rcbcstocktransfer@rcbc.com
 Online: www.rcbc.com/stocktransfer

 AUDITORS
 Ernst & Young LLP
 Chartered Professional Accountants
 Licensed Public Accountants
 Toronto, Canada

 The following Manulife documents are
 available online at www.manulife.com

· Annual Report and Proxy Circular
· Notice of Annual Meeting
· Shareholders Reports
· Public Accountability Statement
· Corporate Governance material

Rating

Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at September 30, 2020, Manulife had total capital of C$62.1 billion, including C$53.3 billion of total shareholders’ equity. The Manufacturers Life Insurance Company’s financial strength ratings are among the strongest in the insurance industry.

Rating Agency	MLI Rating	Rank
S&P Global Ratings	AA-	(4th of 21 ratings)
Moody’s Investors Services Inc.	A1	(5th of 21 ratings)
Fitch Ratings Inc.	AA-	(4th of 21 ratings)
DBRS Morningstar	AA	(3rd of 22 ratings)
AM Best Company	A+ (Superior)	(2nd of 13 ratings)

Common Stock Trading Data

The following values are the high, low and close prices, including the average daily trading volume for Manulife Financial Corporation’s common stock on the Canadian exchanges, the U.S. exchanges, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the third quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 945.
As at September 30, 2020, there were 1,940 million common shares outstanding.
July 1 – September 30, 2020	Canada Canadian $	U.S. United States $	Hong Kong Hong Kong $	Philippines Philippine Pesos
High	$20.79	$15.68	$119.90	P 760
Low	$17.80	$13.11	$102.30	P 610
Close	$18.52	$13.91	$107.00	P 680
Average Daily Volume (000)	8,785	2,066	64	0.03

Manulife Financial Corporation - Third Quarter 2020

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· Notice of Annual Meeting
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· Public Accountability Statement
· Corporate Governance material

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Manulife Financial Corporation - Third Quarter 2020